   As filed with the Securities and Exchange Commission on November 3, 1997.
                                                Registration No. 333-35227
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                              AMENDMENT NO. 5 TO
                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                           ELECTRIC LIGHTWAVE, INC.
            (Exact name of registrant as specified in its charter)

           DELAWARE                   4825                   93-1035711
(State or other jurisdiction   (Primary Standard         (I.R.S. Employer
      of incorporation or          Industrial              Identification
         organization)           Classification                Number)
                                   Code Number)

       8100 N.E. PARKWAY DRIVE, SUITE 150, VANCOUVER, WASHINGTON  98662
                                (360) 892-1000
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              ROBERT J. DESANTIS
                           ELECTRIC LIGHTWAVE, INC.
                      8100 N.E. PARKWAY DRIVE, SUITE 150
                         VANCOUVER, WASHINGTON  98662
                                (360) 892-1000
                    (Name, address, including zip code, and
         telephone number, including area code, of agent for service)

                                  COPIES TO:

JONATHAN H. CHURCHILL, ESQ.                     VINCENT PAGANO, ESQ.
WINTHROP, STIMSON, PUTNAM & ROBERTS             SIMPSON THACHER & BARTLETT
ONE BATTERY PARK PLAZA                          425 LEXINGTON AVENUE
NEW YORK, NY  10004                             NEW YORK, NY  10017
(212) 858-1000                                  (212) 455-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [_]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

                                           Proposed    Proposed
                                            maximum    maximum
    Title of each class       Amount to    offering   aggregate
    of securities to be          be          price     offering        Amount of
        registered           registered    per unit     price       registration fee
====================================================================================
Common Stock, Class A                                $207,000,000*     $62,728**
====================================================================================

-----------------------
* Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

** $62,672 of the registration fee has already been paid. $56 is being paid herewith.
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                                                              +
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED NOVEMBER 3, 1997
P R O S P E C T U S

                               10,000,000 SHARES

                                    [LOGO]

                           ELECTRIC LIGHTWAVE, INC.

                              CLASS A COMMON STOCK
                                  ----------
  All of the shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), offered hereby (the "Offering") are being sold by Electric Lightwave, Inc. ("ELI" or the "Company"), a wholly owned subsidiary of Citizens Utilities Company. Of the 10,000,000 shares of Class A Common Stock being offered hereby, 8,000,000 shares are being offered initially in the United States and Canada (the "U.S. Offering") by the U.S. Underwriters (as defined herein) and 2,000,000 shares are being offered initially outside of the United States and Canada (the "International Offering") in a concurrent offering by the International Managers (as defined herein and, together with the U.S. Underwriters, the "Underwriters"). Such offerings are collectively referred to herein as the "Offering." See "Underwriting."

  The Company has two classes of common stock: Class A Common Stock and Class B Common Stock, par value $.01 per share (the "Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"). The shares of Common Stock are substantially identical, except that holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. Each share of Class B Common Stock is exchangeable at the option of the holder into one share of Class A Common Stock. Upon completion of the Offering, Citizens, the holder of the Class B Common Stock, will have approximately 97.5% of the combined voting power of the outstanding Common
Stock (97.16% if the Underwriters' over-allotment options are exercised in full) and will have the ability to control all matters requiring stockholder approval, including the election of directors. See "Description of Capital Stock" and "Risk Factors--Control by Citizens."
  Prior to the Offering, there has been no public market for the Class A Common Stock. It is currently anticipated that the initial public offering price will be between $16.00 and $19.00 per share. The initial public offering price and the underwriting discount and commission per share are identical for each of the U.S. and International Offerings. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Company has applied for listing the Class A Common Stock on the Nasdaq National Market under the symbol "ELIX."
                                  ----------
  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE CLASS A COMMON STOCK OFFERED HEREBY.
                                  ----------
 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION,  NOR  HAS  THE
    SECURITIES AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                                   UNDERWRITING
                                                 PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                                  PUBLIC          COMMISSIONS(1)        COMPANY(2)
---------------------------------------------------------------------------------------------------
Per Share.................................        $                    $                   $
---------------------------------------------------------------------------------------------------
Total (3).................................      $                   $                   $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company and Citizens have agreed to indemnify the U.S. Underwriters and International Managers against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses of the Offering payable by the Company estimated
    at $    .

(3) The Company has granted the U.S. Underwriters and International Managers options exercisable within 30 days after the date hereof to purchase up to 1,200,000 and 300,000 additional shares of Class A Common Stock, respectively, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and
    Commissions and Proceeds to Company will be $   , $    and $   ,
    respectively. See "Underwriting."
                                  ----------

  The shares of Class A Common Stock offered hereby are being offered by the U.S. Underwriters and International Managers named herein, subject to prior sale, when, as and if accepted by the U.S. Underwriters and International Managers, subject to approval of certain legal matters by counsel for the U.S. Underwriters and International Managers and subject to certain conditions. The U.S. Underwriters and International Managers reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Class A Common Stock will be made at
the offices of Lehman Brothers Inc. in New York, New York on or about     ,
1997 against payment therefore in immediately available funds.

                                  ----------

     U.S. Underwriters offering shares in the United States and Canada
LEHMAN BROTHERS
          MERRILL LYNCH & CO.
                       MORGAN STANLEY DEAN WITTER
                                                       DEUTSCHE MORGAN GRENFELL

  International Managers offering shares outside the United States and Canada

LEHMAN BROTHERS
          MERRILL LYNCH INTERNATIONAL
                       MORGAN STANLEY DEAN WITTER
                                                       DEUTSCHE MORGAN GRENFELL

       , 1997.

[Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.]



                                     [MAP]



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE THE PURCHASE OF SHARES OF CLASS A COMMON STOCK FOLLOWING THE PRICING OF THE OFFERING TO COVER A SYNDICATE SHORT POSITION IN THE CLASS A COMMON STOCK OR FOR THE PURPOSE OF MAINTAINING THE PRICE OF THE CLASS A COMMON STOCK, AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements (including the notes thereto) appearing elsewhere in this Prospectus. "ELI" and the "Company" refer to Electric Lightwave, Inc. Unless otherwise indicated, the information set forth in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment options. See "Glossary" for definitions of certain terms used in this Prospectus.

                                  THE COMPANY

  ELI is a full-service, facilities-based competitive local exchange carrier ("CLEC") providing a broad range of telecommunications services in five major market clusters in the western United States. The Company provides state-of-the-art voice and data communications services to retail customers, primarily large-and medium-sized communications-intensive businesses, and wholesale customers, primarily telecommunications service providers. The Company operates high-quality, extensive digital fiber optic networks based on a switched broadband platform in each of its five market clusters (comprising six metropolitan statistical areas ("MSAs"), including 59 municipalities) with 38,045 local access line equivalents, 2,087 route miles and 123,257 fiber miles installed and 540 on-net buildings connected as of September 30, 1997. The Company has interconnected its market clusters with facilities-based owned and leased long-haul fiber optic networks.

  The Company currently provides services in five markets: Portland, Oregon; Seattle, Washington; Salt Lake City, Utah; Sacramento, California; and Phoenix, Arizona ("hub cities") and their respective surrounding areas (together with the hub cities, "market clusters" or "clusters"). The Company's clusters include an extensive fiber optic network. The Company currently provides switched services, including local dial tone, utilizing five Nortel DMS 500 switches, in all of its market clusters except Phoenix, where the Company expects to initiate local dial tone service upon installing an additional switch in the first half of 1998. The Company's clusters are also served by its extensive frame relay network, which is comprised of 18 state-of-the-art switches and 30 points-of-presence ("POPs") in 26 western U.S. cities. The Company has also developed an Internet backbone network providing Internet connectivity in each of its markets which includes access on a redundant basis to the three largest Internet service providers in the United States. The Company's goal is to add or expand its market presence from six to 14 MSAs and from two to five long-haul networks by the end of 1998.

  The Company offers an extensive portfolio of products and services in four categories: local telephone, long distance, data and video, and network access. These products and services include: Local dial tone, with voicemail and enhanced features; long distance with calling cards; advanced data services, including frame relay, international frame relay and high-speed Internet access; video conferencing and dialable wideband services; LAN-to-LAN services with very high transport speeds; ISDN; and point-to-point communications and dedicated DS-1s and DS-3s. The Company expects to provide Asynchronous Transfer Mode ("ATM") services during 1998. The Company's data network expertise allows it to provide a broader range of telecommunications services to customers, which helps to maximize the amount of telecommunications traffic on its network.

  Deregulation in the telecommunications industry has created an enormous market opportunity for ELI. Based on Federal Communications Commission ("FCC") data, the Company estimates that in 1996 total revenues from local and long distance telecommunications services were approximately $183 billion, of which approximately $107 billion were derived from business telecommunications services. The Company estimates that based on industry sources, the total addressable business telecommunications services market in its current five market clusters (based on access lines) was approximately $4.3 billion in 1997. The Company believes that the market in its clusters will grow over the next decade because of the favorable demographics and an increase in use of telecommunications services and that its share of this market will increase as a result of the passage of the Telecommunications Act of 1996 (the "1996 Act"), the actions of various state commissions and other FCC rulings, which collectively have essentially opened up the market to competition.

  Since its inception, ELI believes that it has been at the forefront of industry efforts to introduce competition to the local telecommunications markets. As such, ELI believes that it has achieved significant milestones in the CLEC industry and is well positioned to benefit from the opening of the local telecommunications market. Before the passage of the 1996 Act, the Company pursued regulatory and legislative reforms and consummated certain interconnection agreements with incumbent local exchange carriers ("ILECs") that in its view allowed the Company to offer economical and operationally efficient local exchange services. The Company believes that it was early to market in Portland, Seattle, Salt Lake City and Sacramento and believes it is the leading CLEC in Portland, Seattle and Salt Lake City. The Company believes that it was the first CLEC to receive authority from a state regulatory authority in a state west of the Mississippi River to operate and to offer a full switch-based product portfolio.

  Since 1990, the Company has been a subsidiary of Citizens Utilities Company (which, together with its subsidiaries, is referred to herein as "Citizens"). Citizens is a publicly-held communications and public services company which provides, either directly or through subsidiaries, telecommunications, electric distribution, natural gas transmission and distribution, and water and wastewater services to over 1.6 million customer connections in 20 states. Citizens is one of the nation's leading independent communications companies and operates an integrated distribution network over which it provides local, long distance, paging, cellular, network sales and other communications products and services. At September 30, 1997, Citizens' consolidated assets totaled $4.5 billion and shareholders' equity totaled $1.7 billion. Citizens' consolidated revenues for the twelve months ended September 30, 1997 totaled $1.4 billion. The Company has historically been funded by capital contributions and advances from Citizens and through a lease agreement guaranteed by Citizens. Citizens does not have any obligation to make additional equity investments in or advances to the Company or to guarantee or otherwise provide financial support for the Company subsequent to the Offering, other than the guarantees described herein. See "Capitalization" and "Relationship with Citizens."

                               BUSINESS STRATEGY

  Guided by the business strategy adopted in 1990, the Company has become a leading facilities-based, full-service CLEC. The key elements of this strategy include:

  . Target Attractive Regional Markets. The Company's focus is on MSAs in the western United States that the Company believes have few CLEC competitors, a relatively high proportion of communications-dependent businesses and the prospect of population and economic growth above the national average. Growth in these regions has been fueled to a large degree by the computer, software, semiconductor and aerospace industries and other telecommunications-intensive businesses such as financial services and telemarketing call centers. The Company's policy has been and will continue to be to establish a new market cluster where it expects to become the leading facilities-based, full-service CLEC in such market in competition with the ILEC. Due to its superior customer service, advanced network technologies and the breadth and quality of its networks, the Company believes that it has an opportunity to capture a significant share of the local market for communications in its target regions in competition with U S WEST Communications, Inc. ("U S WEST") and PacBell, which are the ILECs in its target regions.

  . Develop Market Clusters. The Company builds facilities and offers services in market clusters which exist in and around a hub city in the selected MSA. Once a potential market is identified, the Company establishes a network in the hub city and then expands the network to adjacent cities and communities of interest. Through the use of this strategy, the Company is able to leverage and extend the depth of its management resources, communications network, switch assets and product portfolio and reduce its dependence on the ILEC. The Company realizes economies of scale in terms of network build out, switch deployment, provisioning and servicing from its cluster strategy. Clustering also enables the

     Company to (i) optimize its networks' switching capacity through the ability to place switches anywhere in the cluster, (ii) cost-effectively offer services to smaller markets adjacent to its existing networks and in which the Company is less likely to face strong competition from other CLECs, and (iii) achieve increased gross margins and improved network reliability due to higher levels of on-net traffic. The Company believes communications traffic is heavy between a metropolitan area and its outlying markets and its cluster strategy takes advantage of this by offering facilities-based, end-to-end service offerings that cover these broad geographic areas.

  . Interconnect Market Clusters. The Company's strategy is to interconnect the Company's major market clusters with facilities-based broadband, long-haul fiber optic networks. Interconnecting its market clusters enables the Company to lower costs and enhance its revenue potential by carrying increasing amounts of long distance, frame relay, Internet and point-to-point traffic on its own facilities. By carrying traffic on its own facilities, the Company is able to improve the utilization of its network facilities and avoid leased facilities charges and certain interconnection costs.

  . Maximize On-net Traffic by Providing Facilities-based Services. The Company has constructed extensive voice, frame relay, Internet backbone and interconnecting long-haul networks, and each of the Company's operating clusters includes an extensive fiber optic network backbone. These extensive networks are a key aspect of the Company's strategy to maximize the services provided to customers on the Company's network ("on-net"). Approximately half of the Company's services provided to customers are currently on-net and the Company's strategy is to increase this percentage over time. Maximizing the volume of on-net traffic allows the Company to (i) improve customer loyalty; (ii) increase network reliability; (iii) provide a wider range of services; (iv) increase process control and thereby strengthen customer service through end-to-end management; and (v) reduce its reliance on the ILEC for technologically up-to-date services which are essential for the Company's enhanced services. The Company believes that greater on-net traffic will also increase operating margins by increasing utilization of capacity inherent in the Company's network.

  . Penetrate Markets by Leveraging Data Expertise. The Company has undertaken a major expansion of its networks and products to satisfy the growing demand for enhanced network services, including frame relay networking services and Internet access. As a result, the Company has 18 frame relay switches as of September 30, 1997 servicing customer locations. Enhanced network services, which are currently provided primarily on the Company's frame relay network, are specialized interchange services offered by the Company for customers that need to transport large amounts of data among multiple locations. ELI's relationship with certain carriers allows the Company to terminate traffic both nationally and internationally utilizing other companies' networks and to provide a flow of traffic into the Company's networks. In addition, to further increase efficient access to a greater customer base, ELI established approximately 30 POPs which interconnect their frame relay networks to those of U S WEST, PacBell and other carriers.

  . Establish Strategic Relationships With Utility Companies. A strategy of the Company has been to form strategic relationships with utility companies that enable it to (i) utilize existing rights-of-way and fiber optic facilities, (ii) leverage their construction expertise and local permitting experience and (iii) have access to capital in order for ELI to extend its network infrastructure more quickly and economically. The Company's strategic alliances include agreements for the utilization of existing excess facilities and the construction of long-haul networks which link the Portland and Seattle clusters and which will link Portland and Spokane, Washington and Portland and Eugene, Oregon. Another agreement provides for a fiber optic network in the Phoenix metropolitan area. These relationships allow the Company to achieve economies of scale and scope by expanding its existing markets rapidly and cost-effectively and enabling the Company to concentrate its efforts on sales and marketing.

  . Continue its Effective Direct Sales and Superior Customer Service. ELI has built a highly motivated and experienced direct sales force and customer service organization that is designed to establish a direct and personal relationship with its customers. The Company offers its services in custom combinations, and utilizes a consultative sales approach that provides customers a single point of contract at the Company and an opportunity to work with the Company to design innovative, turn-key solutions and new product applications which allow them to take advantage of the broad array of services offered. Consistent with its product offerings, the Company utilizes a three-pronged sales approach comprised of direct retail, direct wholesale and agents. Salespeople are given incentives through a commission structure which targets 50% of a salesperson's compensation to be based on performance. A sales account manager is responsible for managing each customer's account and staying in constant contact with the customer to satisfy that customer's specific telecommunications needs. Sales account managers utilize a vertical sales strategy with the goal of selling additional value-added, high margin services to existing customers. The Company believes that combining the consultative sales strategy with the vertical sales strategy will enable it to achieve higher margins on each account. The Company views its commitment to customer satisfaction as a key success factor and is developing a superior customer service system which will automate order processing, including order placement, design, provisioning and billing, for both retail and wholesale customers. This strategy ensures that the Company's processes are aligned with customer needs and satisfaction.

  The Company's principal executive offices are located at 8100 NE Parkway Drive, Suite 150, Vancouver, Washington 98662 and its phone number is (360) 892-1000.

  See "Risk Factors" beginning on page 10 for a discussion of certain risks relevant to an investment in the Common Stock.

                                  THE OFFERING

 Class A Common Stock Offered.....  10,000,000 shares (8,000,000 shares in the
                                    U.S. Offering and 2,000,000 shares in the International Offering) (assuming over-allotment options not exercised)

Common Stock to be outstanding
 after the Offering:
  Class A Common Stock............  10,535,000 shares (1)
  Class B Common Stock............  41,165,000 shares
    Total.........................  51,700,000 shares

Use of Proceeds...................  The net proceeds of the Offering are estimated to be approximately $164,244,000, after deducting underwriting discounts and commissions and the estimated offering expenses payable by the Company. The Company intends to use such proceeds to fund its operating and capital expenditure requirements. See "Use of Proceeds."

Voting Rights.....................  Holders of Class A Common Stock are
                                    entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted to a vote of stockholders. The holders of the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders, except as otherwise required by law. Upon completion of the Offering, Citizens, the holder of the Class B Common Stock, will have approximately 97.5% of the combined voting power of the Company's outstanding Common Stock (97.16% if the Underwriters' overallotment options are exercised in full) and will have the ability to control all matters requiring stockholder approval, including the election of directors. See "Risk Factors-- Control by Citizens" and "Description of Capital Stock-- Common Stock."

Exchange..........................  Each share of Class B Common Stock is exchangeable at the option of the holder into one share of Class A Common Stock. See "Description of Capital Stock--Common Stock--Exchange."

Listing...........................  The Nasdaq National Market under the symbol
                                    "ELIX"
--------
(1) Excludes 2,316,000 shares of Class A Common Stock reserved for issuance under the Equity Incentive Plan issuable upon the exercise of options granted at an exercise price per share equal to the initial public offering price of the Class A Common Stock. Includes 535,000 restricted shares of Class A Common Stock to be issued at the offering date to officers and employees under the Equity Incentive Plan. A total of 4,170,600 shares of Class A Common Stock are reserved for issuance under the Equity Incentive Plan. See "Management--Equity Incentive Plan."

                   SUMMARY FINANCIAL AND OPERATING DATA

  The following summary Statement of Operations and Balance Sheet Data for the years ended and as of December 31, 1994, 1995, and 1996 have been derived from the Company's Financial Statements and related notes thereto included elsewhere in this Prospectus, which Financial Statements have been audited by KPMG Peat Marwick LLP, independent Certified Public Accountants. The summary Statement of Operations and Balance Sheet Data for the nine months ended September 30, 1996 and 1997 and as of September 30, 1997 have been derived from the Company's unaudited Financial Statements and related notes thereto included elsewhere in this Prospectus, and in the opinion of management, include all adjustments necessary for a fair presentation of the results of operations and financial condition of the Company for and as of such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Financial Statements and related notes thereto and the other financial data contained elsewhere in this Prospectus.

                     YEARS
                     ENDED                            NINE MONTHS
                    DECEMBER                          ENDED SEPT.
                      31,                                 30,
                    ----------------------------  ------------------------------
                      1994      1995      1996         1996           1997
                    --------  --------  --------  -------------- ---------------
($ in thousands,
except per share
amounts)
STATEMENT OF
 OPERATIONS DATA
Revenues            $  8,152  $ 15,660  $ 31,309     $ 24,965       $  41,843
Operating ex-
 penses:
Network access ex-
 penses                6,155     8,728    24,081       16,533          24,217
Sales and market-
 ing expenses          4,534     5,704     8,462        6,303           8,716
Depreciation and
 amortization          2,476     7,064     7,192        4,997           7,601
Other operating
 expenses              4,528    14,114    20,957       16,715          26,831
                    --------  --------  --------     --------       ---------
Total operating
 expenses             17,693    35,610    60,692       44,548          67,365
                    --------  --------  --------     --------       ---------
Operating loss        (9,541)  (19,950)  (29,383)     (19,583)        (25,522)
Interest expense         873       372       --           --              513
                    --------  --------  --------     --------       ---------
Net loss            $(10,414) $(20,322) $(29,383)    $(19,583)      $ (26,035)
                    ========  ========  ========     ========       =========
Net loss per
 share(2)                               $   (.70)    $   (.47)      $    (.62)
                                        ========     ========       =========
Pro forma net
 loss(1)                                $(32,213)    $(21,307)      $ (32,254)
                                        ========     ========       =========
Pro forma net loss
 per share(2)                           $   (.77)    $   (.51)      $    (.77)
                                        ========     ========       =========
                        AS AT DECEMBER 31,
                    ----------------------------
                                                                 PRO FORMA AS AT
                                                      AS AT         SEPT. 30,
                      1994      1995      1996    SEPT. 30, 1997     1997(3)
                    --------  --------  --------  -------------- ---------------
BALANCE SHEET DATA
Working capital
 (deficiency)       $ (9,934) $(17,897) $ (9,940)    $ (7,734)      $ 156,510
Total assets         110,691   128,901   195,656      248,570         412,814
Long-term debt and
 capital lease ob-
 ligations             6,565       --        --        10,374          10,374
Due to Citizens       35,109    64,941   155,395      219,171             --
Credit Commitment        --        --        --           --          100,000
Shareholder's eq-
 uity (deficiency)    55,991    38,669     9,286      (16,749)        266,666
                     YEARS ENDED DECEMBER 31,      NINE MONTHS
                    ----------------------------      ENDED
                      1994      1995      1996    SEPT. 30, 1997
                    --------  --------  --------  --------------
OPERATING DATA
EBITDA(4)           $ (7,065) $(12,886) $(22,191)    $(17,921)
Cash flows used
 for operating ac-
 tivities             (4,097)   (1,570)  (28,893)     (18,040)
Cash flows used
 for investing ac-
 tivities            (60,774)  (16,129)  (59,169)     (48,717)
Cash flows pro-
 vided by financ-
 ing activities       64,907    17,751    88,530       67,293
                        AS AT DECEMBER 31,
                    ----------------------------      AS AT
                      1994      1995      1996    SEPT. 30, 1997
                    --------  --------  --------  --------------
Property, plant &
 equipment-owned    $108,549  $127,297  $189,334     $249,499
     --under
      lease(5)           --     36,858    57,279       87,426
                    --------  --------  --------     --------
     --Total        $108,549  $164,155  $246,613     $336,925
                    --------  --------  --------     --------
Market clusters            5         5         5            5
Route miles(6)           601       780     1,428        2,087
Fiber miles(6)        37,504    52,013    97,665      123,257
Buildings con-
 nected                  191       282       438          540
Switches in-
 stalled:
  Voice                    2         2         5            5
  Frame relay              2         5        15           18
                    --------  --------  --------     --------
  Total switches
   installed               4         7        20           23
                    --------  --------  --------     --------
                         127       225       402          482

  -------

  See Notes to Summary Financial and Operating Data on next page.

               NOTES TO SUMMARY FINANCIAL AND OPERATING DATA

(1) The pro forma net loss represents the historical net loss as adjusted for the revised administrative services fee and guarantee fees as if such fees were in effect since January 1, 1996, and interest on the drawdown of the Credit Commitment utilized to repay the remaining balance due to Citizens subsequent to the capitalization of $119.2 million of the due to Citizens amount, as if the Credit Commitment was in effect on January 1, 1996 (see Notes 6, 7 and 8 of Notes to Financial Statements).

(2) The net loss per share and pro forma net loss per share have been computed using weighted average shares outstanding determined on the basis described in Note 2(i) of Notes to Financial Statements.

(3) The pro forma balance sheet data gives effect to the contribution of $119.2 million of due to Citizens to additional paid-in capital as discussed in
    Note 6 of Notes to Financial Statements, to the drawdown of the Credit Commitment to repay the remaining amount due to Citizens, and to the issuance of the shares of Class A Common Stock offered hereby, as if such transactions occurred on September 30, 1997.

(4) EBITDA consists of Earnings Before Interest, Income Taxes, Depreciation and Amortization. EBITDA is a measure commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity. See the Company's Financial Statements included elsewhere in this Prospectus.

(5) Facilities under an operating lease agreement under which the Company has the option to purchase the facilities at the end of the lease term. See
    Note 7 of Notes to Financial Statements.

(6) Route miles and fiber miles also include those to which the Company has exclusive use pursuant to license and lease arrangements (See "Business-- Long-Haul Networks").

                                 RISK FACTORS

Prior to purchasing any shares of Class A Common Stock offered hereby, prospective investors should consider carefully the following factors in addition to the other information contained in this Prospectus.

Negative Cash Flow and Operating Losses

The capital expenditures of ELI associated with the installation, development and expansion of its existing and new telecommunications networks are substantial, and a significant portion of these expenditures generally are incurred before any revenues are realized. These expenditures, together with associated initial operating expenses, result in negative cash flow and operating losses until an adequate customer base and revenue stream for these networks have been established. The Company expects to incur net losses for the foreseeable future as it expands significant amounts on sales, marketing, customer service, engineering and corporate personnel as it continues to install, develop and expand its existing and new telecommunications networks. There can be no assurance that an adequate revenue base will be established in each of the Company's clusters or that the Company will achieve or sustain profitability or generate sufficient positive cash flow to fund its operating and capital requirements and/or service its debt obligations. If the Company is unable to establish an adequate revenue base in each of its clusters or does not achieve or sustain profitability or generate sufficient positive cash flow to fund its operating and capital requirements and/or service its debt obligations, it may be forced to change its strategic plan and consider alternatives. The alternatives could include the sale of some or all of ELI's facilities, a strategic alliance with another telecommunications or utilities company, a restructuring with or without a new financial partner or with Citizens, or the failure to continue as a growing concern. The consequences to the Company and its investors could be materially adverse.

Significant Capital Expenditures

The development and expansion of the Company's existing and new networks and services will require significant additional capital expenditures. The Company's capital expenditures for the eighteen months subsequent to the completion of the Offering are estimated to be approximately $400 million. The Company continues to evaluate additional revenue opportunities in each of its markets and, as additional opportunities develop, the Company plans to make additional capital investments in its existing networks and to expand networks as may be required to pursue such opportunities.


ELI has historically been funded by capital contributions, advances and guarantees from Citizens. The Company expects to meet its capital needs with the proceeds of the Offering, the Credit Commitment (as defined below), together with internally generated cash flow and lease arrangements, proceeds from other bank credit facilities, other borrowings and possible issuances of additional equity securities. Citizens does not have any obligation to make additional equity investments in or advances to ELI or to guarantee or otherwise provide financial support for ELI after the completion of the Offering, other than to guarantee ELI's obligations under the Credit Commitment and the Lease. If Citizens intends to reduce its economic interest in ELI to less than 50%, Citizens will be entitled to request ELI to refinance its obligations under the Lease and the Credit Commitment and ELI shall be obligated to use its best efforts to do so. This refinancing would occur when Citizens reduces its economic interest in ELI to less than 50%. See "Relationship with Citizens-Citizens' Guarantees of ELI's Obligations." For a description of the Credit Commitment and Citizens' undertaking to obtain regulatory authorization for its guarantee of ELI's debt within 90 days after the closing of the Credit Commitment, see "Management's Discussion and Analysis-Liquidity and Capital Resources."

There can be no assurance that ELI will be successful in generating sufficient cash flow or raising debt or equity capital in sufficient amounts on terms acceptable to it. The failure to generate sufficient cash flow or to raise sufficient funds may require the Company to delay or abandon some or all of its development and expansion plans, which could have a material adverse effect on ELI's growth, its ability to compete in the telecommunications services industry and its ability to achieve positive cash flow. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources."

Risks Inherent in Expansion

ELI intends to expand its networks in each of the Portland, Seattle, Salt Lake City, Sacramento and Phoenix metropolitan areas, has commenced construction in Boise, Idaho (the Salt Lake City cluster) and has completed preparations to begin construction in Spokane and Tacoma, Washington (the Seattle cluster) and Ogden, Utah (the Salt Lake City cluster). The Company intends to consider additional expansion in other areas in the future. There can be no assurance that the Company will be able to expand its existing clusters or construct new clusters as currently planned or on a timely basis. The expansion of ELI's existing clusters and its construction of new clusters will be dependent, among other things, on its ability to acquire rights-of-way and any required permits on satisfactory terms and conditions, on its ability to finance such expansion and construction, its ability to assess markets, design fiber network carrier rings and backbone routes, install other facilities, and implement interconnection with ILECs, all in a timely manner, at reasonable costs and on terms and conditions acceptable to ELI. The Company's ability to manage this expansion effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. ELI's inability to expand its existing clusters or install new clusters or manage effectively such expansion and installation could have a material adverse effect upon the Company's business strategy, financial condition and results of operations.

Substantial Competition

The Company operates in an increasingly competitive environment. Services substantially similar to those offered by the Company are also offered by the ILECs serving the markets currently served or intended to be served by the Company. ILECs have longstanding relationships with their customers, have financial and technical resources substantially greater than those of the Company and benefit from federal and state laws and regulations that, ELI believes, in some instances favor the ILECs over CLECs. Under certain circumstances, the FCC and state regulatory authorities provide the ILECs with an ability to lower selectively the price of certain services within the areas in which the Company operates. In addition, as a result of the 1996 Act, ILECs are likely to obtain additional pricing flexibility with regard to services that compete with those offered by the Company. Increased price competition from ILECs could have a material adverse effect on the Company's financial condition and results of operations. See "Business-Competition" and "Government Regulation."

Also, under the 1996 Act, ILECs formerly subject to anti-trust decree restrictions on interLATA (interexchange) long distance services are no longer permanently barred from entry into these businesses, subject to certain requirements in the 1996 Act and rules and policies to be implemented by the FCC and the states. Also under the 1996 Act, long distances carriers will be permitted to enter businesses in which they will be in competition with the Company. The FCC may authorize a Regional Bell Operating Company ("RBOC") to provide interLATA services in a state when the RBOC enters into a state utility commission-approved agreement with one or more facilities-based competitors which provide business and residential local exchange service and such agreement satisfies 14 specified interconnection requirements. In evaluating an RBOC application for interLATA entry, the FCC must consult with the U.S. Department of Justice. Alternatively, if no such facilities-based competitors request such interconnection, the RBOC may obtain authority from the FCC to provide interLATA services if the RBOC obtains state utility commission approval of a statement of generally available terms and conditions of interconnection that satisfies the requirements. If and when an RBOC obtains authority to provide interLATA services, it will be able to offer customers local and long distance telephone services. This will permit the RBOC to offer a full range of services to potential customers in a new region and thus eliminate an existing competitive advantage of the Company. Given the resources and experience the RBOCs currently possess in the local exchange market, the ability to provide both local and long distance services could make the RBOCs very strong competitors.

The 1996 Act is intended to increase competition in the local telecommunications business. The 1996 Act requires all local exchange providers, including new entrants, to offer their services for resale and requires ILECs to offer their network facilities on an unbundled basis. There can be no assurance that any unbundled rates or facilities offered by ILECs to ELI will be economically attractive or technically viable. See "Government Regulation-Telecommunications Act of 1996." These requirements facilitate entry by new competitors without substantial capital risk or investment. See "Business-Competition."

The Company faces strong competition from operational facility-based CLECs in each of the markets in which the Company operates. In each of the clusters in which ELI operates, at least one other CLEC, and in some cases several other CLECs, offers many of the same telecommunications services provided by the Company, generally at similar prices.

Potential and actual new market entrants in the local telecommunications services business include RBOCs entering new geographic markets, CLECs, Inter-Exchange Carriers ("IXCs"), cable television companies, electric utilities, international carriers, satellite carriers, teleports, microwave carriers, wireless telephone system operators and private networks built by large end users, many of which may have financial, personnel and other resources substantially greater than those of ELI. In addition, the current trend of business combinations and alliances in the telecommunications industry, including mergers between RBOCs, may increase competition for the Company. The Company's competitors for high speed data services include major IXCs, Competitive Access Providers ("CAPs"), other CLECs, and various providers for niche services (e.g., Internet access providers, router management services and systems integrators). The market for Internet access and related services in the United States is extremely competitive, with no substantial barriers to entry. The Company expects that competition will intensify as existing services and network providers and new entrants compete for customers. The Company's current and future competitors include telecommunications companies and other Internet access providers. Many of these competitors have greater market presence and greater financial, technical, marketing and human resources, more extensive infrastructure and stronger customer and strategic relationships than the Company.

Dependence Upon Interconnection and Relationship with ILECs

The 1996 Act imposes interconnection obligations on ILECs, and generally requires that interconnection charges be cost-based and nondiscriminatory. To the extent ELI interconnects with and uses an ILEC's network to service the Company's customers, ELI is dependent upon the technology and capabilities of the ILEC to meet certain telecommunications needs of the Company's customers and to maintain its service standards. ELI will become increasingly dependent on interconnection with ILECs as switched services become a greater percentage of the Company's business. However, there can be no assurance that the Company will be able to obtain the services it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are both profitable and competitive. See "Business-Competition-ILEC Competition." The Company has commenced legal action against U S WEST, alleging that it was blocking competition in local telephone service. See "Business-Legal Proceedings."

Local Services and Switched Service Strategies

The Company is a recent entrant in the competitive local telecommunications services industry. The local telecommunications services market has recently opened up to competition due to the passage of the 1996 Act, state and federal regulatory rulings designed to implement the 1996 Act, and negotiations with ILECs under the terms of the 1996 Act and state rulings. The Company believes that offering a full-service portfolio of local, long distance and data products is the best method for gaining market share among business customers.

The Company is making significant operating and capital investments and will have to address numerous operating complexities associated primarily with providing local services. The Company will be required to enhance current provisioning and technical support systems and will need to develop new marketing initiatives and hire and train a continuing growing sales force responsible for selling its services. There can be no assurance that the Company can design and install, and coordinate with ILECS regarding, necessary provisioning, billing and customer management systems in a timely manner to permit the Company to provision local exchange, toll, long distance or data communications services as planned.

The Company expects to face significant competition from ILECs, whose core business is providing local dial tone service. The ILECs, who currently are the dominant providers of services in their markets, are expected to mount a significant competitive response to new entrants in their market, such as the Company. The Company expects to face significant competitive product and pricing pressures from the ILECs in these markets, as well as from other CLECs.

Federal and State Regulation

The Company is subject to federal and state regulation. In most states, ELI is subject to certification and tariff filing requirements with respect to intrastate services. See "Government Regulation-State Regulation." In some instances, the certificate obtained by the Company in a particular state limits the services that it is permitted to provide in that state. These current restrictions on the services that may be provided by the Company should be eliminated as a result of the 1996 Act, which prohibits states from imposing legal restrictions that effectively prohibit the provision of any telecommunications service. States will, however, under the 1996 Act, retain authority to impose on the Company and other telecommunications carriers requirements to preserve universal service, protect public safety, ensure quality of service and protect consumers. States are also responsible under the 1996 Act for mediating and arbitrating interconnection arrangements between CLECs and ILECs if the carriers fail to agree on such arrangements.

ELI is currently required to file tariffs for some interstate services with the FCC, although such tariff requirements are less restrictive than those imposed on ILECs offering similar services. These tariffs, which are presumed to be lawful on filing, must contain the rates, terms and conditions under which service is generally available from ELI. While unlikely, challenges by third parties to the Company's tariff filings or related contractual arrangements may cause ELI to incur substantial legal and administrative expenses. The FCC has promulgated rules to eliminate tariffing of interstate long distance services. Those rules have been stayed during the pendency of judicial review. If and when these rules are allowed to go into effect, the Company will no longer be required to file FCC tariffs for its interstate long distance services. Additionally, under a recent FCC order, CLECs, including ELI, are no longer required to file tariffs for interstate exchange access services.

Under the 1996 Act, the Company is subject to certain federal regulatory obligations when it provides local exchange service in a market. All local exchange carriers, including CLECs, must interconnect with other carriers, make their services available for resale by other carriers, provide nondiscriminatory access to rights-of-way, offer reciprocal compensation for termination of traffic and provide dialing parity and telephone number portability. In addition, the 1996 Act requires all telecommunications carriers to ensure that their services are accessible to and usable by persons with disabilities. Further, ELI and other CLECs will be required to contribute to federal and state universal service funds provided for in the 1996 Act, but which have not yet been implemented. Because many FCC rules implementing the 1996 Act are under challenge in the courts and are still being analyzed by the industry, and related state implementation processes are not complete, it is uncertain how burdensome the requirements of the 1996 Act will be for ELI.

The 1996 Act contains other provisions that may be subject to FCC rulemaking and judicial interpretation.

The FCC recently adopted rules to reform the interstate access charges ILECs may impose for use of local networks to originate and terminate interstate services. Among the effects of those rules will be a substantial reduction in ILEC access prices. Certain of ELI's services permit the customer to bypass the ILEC access charges. The downward pressure on access prices resulting from the FCC's actions may adversely impact ELI's revenues from its competitive access products. However, ELI also pays ILEC access charges in connection with ELI's long distance products, and to this extent reductions in ILEC access charges will lower ELI's costs.

In addition, no assurance can be given that changes to current regulations or the adoption of new regulations by the FCC or state regulatory authorities or legislative initiatives or court decisions would not have a material adverse effect on ELI. See "Government Regulation."

Governmental and Other Authorizations

The development, expansion and maintenance of the Company's networks depend on, among other things, its ability to obtain rights-of-way and any other required governmental authorizations and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. In addition, ELI currently leases and plans in the future to enter into facility arrangements for significant numbers of optical fibers from other parties. In some of the cities or municipalities where ELI provides network services, it may pay license or franchise fees, usually based on a percentage of gross revenues or a per foot right-of-way fee. The 1996 Act permits municipalities to charge such fees only if they are nondiscriminatory, but there can be no assurance that municipalities that presently favor a particular carrier, typically the ILEC, will conform their practices to the requirements of the 1996 Act in a timely manner or without a legal challenge. Furthermore, there can be no assurance that certain cities or municipalities that do not now impose fees will not seek to impose fees, nor can there be any assurance that, following the expiration or renegotiation of existing franchises, fees will remain at their current levels or that the franchises will be renewed.

With respect to the Company's ability to lease or enter into facility arrangements, there can be no assurance that the Company will be able to obtain all necessary permits, licenses, conduit agreements or pole attachment agreements from governmental authorities or private rights-of-way providers necessary to effectuate such transactions. As a result, there can be no assurance that ELI will be able to expand its existing networks or develop new networks successfully, which would have a material adverse effect on the Company's growth and financial condition.

If any of the Company's existing franchise, license or similar agreements for a particular market were terminated prior to their expiration dates or not renewed and ELI were forced to remove its fiber or abandon its network in place, such termination would have a material adverse effect on the Company's operations in that market and could have a material adverse effect on ELI.

Dependence on Significant Customers

The Company has substantial business relationships with a few large customers, including the major long distance carriers. During 1996, the Company's top five customers accounted for approximately 20% of ELI's total revenues. No customer accounted for 10% or more of total revenues in 1996. In 1997, one customer, IXC Communications, is expected to account for approximately 10% of the Company's revenues. A portion of the Company's services provided to IXC Communications will no longer be required when IXC Communications completes construction of its own facilities in the first quarter of 1998. A significant reduction in the level of services ELI performs for any of these customers could have a material adverse effect on the Company's results of operations or financial condition. Most of the Company's customers have short notice contracts.

Services Provided by Third Party Vendors

Sophisticated information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. Billing and information systems for the Company's historical lines of business have been produced by third party vendors. These systems have met the Company's needs, due in part to the Company's low volume of bills and orders. As the Company provides expanded local, long distance and data transmission services, the need for sophisticated billing information systems will increase significantly. The Company's current local billing platform plans rely on products and services provided by third party vendors. Additionally, the Company is implementing new automated systems and expanding customer service centers to provision orders. Information systems are vital to the success of these centers, and the information systems for these centers have largely been developed by third party vendors. The failure of (i) the Company's vendors to deliver proposed products and services in a timely and effective manner, (ii) the Company to adequately identify all of its information and processing needs or
(iii) the Company to upgrade systems as necessary, could have a material adverse impact on the ability of the Company to reach its objectives, and on its financial condition and results of operations.

While the Company believes that its software applications are "year 2000 compliant," there can be no assurance until the year 2000 occurs that all systems will then function adequately. Further, if the software applications of local exchange carriers, long distance carriers or others on whose services the Company depends are not year 2000 compliant, it could have a material adverse effect on the Company's financial condition and results of operations.

Minimum Requirements of Long-Haul License Agreements

The Company's license agreements for the exclusive use of long-haul facilities connecting its Portland to Seattle, Portland to Spokane and Portland to Eugene long-haul transport networks and for the exclusive use of the Phoenix network contain annual minimum usage requirements. See "Business-Existing Market Clusters-Long-Haul Networks." If the Company's traffic on any of these networks falls below the minimums, the licensor will obtain the right to share usage of a specified number of fibers with the Company, which could adversely impair the capacity of such network available to service the Company's customers.

Operating Lease

Under the terms of the operating lease described under "Business-Properties-Lease," if the Company wishes to continue to make use of its presently leased facilities past the final lease expiration date in 2002, the Company will be required to exercise its option to purchase the leased facilities at the termination of the lease in 2002. If the purchase option is exercised, the purchase price required will be the original cost to the lessor of purchasing and installing the facilities subject to the maximum amount available under the lease (expected to be $110,000,000). If the Company does not purchase the facilities, they will be sold to a third party and the Company will guarantee that the sales price to be received by the lessor will equal the acquisition and installation costs, subject generally to a maximum payment under the guarantee of 80% of such costs.

Control by Citizens

Citizens is currently the only shareholder of the Company. Upon the completion of the Offering, Citizens will hold all the Class B Common Stock of the Company (which Class B Common Stock entitles its holders to 10 votes per share on any matter submitted to a vote of the Company's shareholders). The Class B Common Stock will represent approximately 97.5% of the combined voting power of all classes of voting stock of the Company (97.16% if the Underwriters' over-allotment options are exercised in full) and thus will be able to direct the election of all of the members of the Company's Board of Directors and exercise a controlling influence over the business and affairs of the Company, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional Common Stock or other equity securities and the payment of dividends with respect to the Common Stock. Similarly, Citizens will have the power to determine matters submitted to a vote of the Company's shareholders without the consent of the Company's other shareholders, will have the power to prevent a change of control of the Company and could take other actions that might be favorable to Citizens. The disproportionate voting rights of the Class B Common Stock relative to the Class A Common Stock may render impossible any merger proposal, a tender offer or a proxy contest, even if such actions were favored by a majority of the holders of the Class A Common Stock. See "Securities Ownership," "Description of Capital Stock" and "Relationship with Citizens." Citizens has advised the Company that its current intent is to continue to hold all of its Class B Common Stock. There can be no assurance, however, concerning the period of time during which Citizens will maintain its beneficial ownership of Common Stock. As described below, pursuant to the Underwriting Agreement, Citizens has agreed, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly, any shares of Common Stock owned by it for a period of 180 days after the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives of the Underwriters.

The Company's Board of Directors currently consists of six members, four of whom are executive officers and/or directors of Citizens and one of whom is independent of both Citizens and ELI. Following the Offering, the Board will be increased to consist of seven members to add an additional independent director. In light of its ownership of the Company's Class B Common Stock, Citizens will have the ability to change the size and composition of the Company's Board of Directors and committees of the Board of Directors.

As of the date of the Prospectus, Citizens has advised ELI that Citizens has no current plan or intention other than to hold the shares of Class B Common Stock owned by it for the foreseeable future. However, there is no assurance that Citizens may not decide in the future to sell all or a portion of its shares of Common Stock publicly or privately or otherwise. Citizens has the right to require the Company to register for sale under applicable securities laws all of the shares of Common Stock (including any shares of Class A Common Stock acquired by Citizens upon exchange of the Class B Common Stock) which Citizens or its subsidiaries hold. See "Relationship with Citizens-Registration Rights Agreement."

Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for Citizens to continue to include the Company in its consolidated group for federal income tax purposes, and beneficial ownership of at least 80% of the total voting power and 80% of each class of nonvoting capital stock is required in order for Citizens to effect a transaction intended to be tax-free under section 355 of the Internal Revenue Code of 1986, as amended, of the Company or certain other tax-free transactions. Each member of a consolidated group for federal income tax purposes is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Each member of the Citizens controlled group, which includes Citizens, the Company and Citizens's other subsidiaries, is also jointly and severally liable for pension and benefit funding and termination liabilities of other group members, as well as certain benefit plan taxes. Accordingly, if the Company is included in Citizens' consolidated group it could be liable under such provisions in the event any such liability is incurred, and not discharged, by any other member of the Citizens consolidated or controlled group. If the Company were no longer to be included in Citizens's consolidated group for federal tax purposes, there is no assurance that the

Company's tax position would not be less favorable than it is at present. See "Relationship With Citizens."

Conflicts of Interest

Various conflicts of interest between the Company and Citizens may arise in the future in a number of areas relating to their past and ongoing relationships, including potential acquisitions of businesses or properties or other corporate opportunities, the election of new or additional directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, registration rights, administration of benefit plans, service arrangements, issuances of capital stock of the Company, sales or distribution by Citizens of its remaining shares of Common Stock and the exercise by Citizens of its ability to control the management and affairs of the Company. In addition, Citizens is in the telecommunications business and may, now or in the future, provide services which are the same or similar to those provided by ELI. Citizens will be free to compete with ELI in certain markets. See "Relationship with Citizens-Customers and Service Agreement."

Citizens' Representation on Company's Board of Directors and as Officers of the Company. Certain directors and/or executive officers of Citizens are directors of the Company. Also, the Chief Executive Officer of Citizens is the Chairman of the Board of the Company, the President of Citizens is Vice Chairman and Chief Executive Officer of the Company and another executive officer of Citizens is an executive officer of the Company. See "Management." Neither the Company nor Citizens has instituted any formal plan or arrangement to address potential conflicts of interest that may arise between the Company and Citizens. The Company's directors intend to exercise reasonable judgment and take such steps as they deem necessary under all of the circumstances in resolving any specific conflict of interest that may occur and will determine what, if any, specific measures may be necessary or appropriate in light of their fiduciary duties under state law, including whether to have any specific matter approved by a majority vote of the disinterested directors. There can be no assurance that any conflicts will be resolved in favor of the Company.

Future Arrangements. The Company and Citizens have entered into a number of agreements for the purpose of defining the ongoing relationship between them. Pursuant to these arrangements, Citizens will provide benefits to the Company that it might not provide to a third party, and there is no assurance that the terms and conditions of any future arrangements between Citizens and the Company will be as favorable to the Company as in effect now.

Competition. To address the potential for conflicts between the Company and Citizens, the Customers and Service Agreement between the Company and Citizens contains provisions prohibiting the Company from competing with Citizens for customers in Citizens' existing service areas and in certain new lower density territories which Citizens will have been first to enter after the Offering. Citizens has agreed that it will not compete with the Company in the service territories in which the Company is currently providing services and in certain new higher density territories which the Company will have been first to provide services after the Offering, except that Citizens may compete in ELI's new territories in the provision of long distance services. Neither Citizens nor ELI may solicit an existing wholesale customer of the other company for services which such customer is currently receiving under contract from the other company. The relevant provisions are intended to permit the Company to continue all activities in which it currently engages, and to expand into related market areas. The Customers and Service Agreement will remain in effect for so long as Citizens owns a majority of the economic or voting interest of the shares of Common Stock of the Company. See "Relationship with Citizens-Customers and Service Agreement."

Tax Sharing. The Company has heretofore been included in Citizens' federal consolidated income tax group. After the Offering it is expected that the Company will no longer be included in the federal consolidated income tax group although, depending upon Citizens' stock ownership of the Company, it is conceivable that the Company may continue to be so included. In such case the Company's federal income tax liability would be included in the consolidated federal income tax liability of Citizens and its subsidiaries. The Company may also be included with certain Citizens subsidiaries in combined, consolidated or unitary income tax groups for state and local tax purposes. The Company and Citizens will enter into a federal, state and local tax-sharing agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, Citizens will have sole authority to respond to and conduct all tax proceedings (including tax audits) relating to the Company and to file all returns on behalf of the Company. The amount of the Company's liability to (or entitlement to payment from) Citizens under the Tax Sharing Agreement will equal the amount of taxes that the Company would owe (or refund that it would receive) had it prepared tax returns on a stand-alone basis. See "Relationship with Citizens-Tax Sharing Agreement." This arrangement may result in conflicts of interest between the Company and Citizens. For example, under the Tax Sharing Agreement, Citizens may choose to contest, compromise or settle any adjustment or deficiency proposed by the relevant taxing authority in a manner that may be beneficial to Citizens and detrimental to the Company.

Intercompany Agreements Not Subject to Arm's-Length Negotiation

Citizens and the Company have entered into intercompany agreements that are material to the Company's business. See "-Conflicts of Interest" above and "Relationship with Citizens." Because the Company has been a wholly owned subsidiary of Citizens, these agreements are a result of negotiations between affiliated parties. Although the administrative costs to be paid by ELI to Citizens pursuant to the Administrative Services Agreement are not expected to exceed the fees that would be paid if such services were to be provided by an independent third party, the prices charged to the Company at a particular time for services provided under this or the other agreements may be higher or lower than prices that might have been charged by an unaffiliated third party.

Potential Issuance of Preferred Stock

The Company's Board of Directors has the authority, without any further vote or action by the Company's stockholders, to issue up to 10,000,000 shares of Preferred Stock in one or more series and to determine the designations, powers, preferences and relative, participating, optional or other rights thereof, including without limitation, the dividend rate (and whether dividends are cumulative), exchange rights, voting rights, rights and terms of redemption, redemption price and liquidation preference. Although the Company has no current plans to issue any shares of Preferred Stock, the rights of the holders of Common Stock would be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. If at some future time Citizens should have disposed of its majority interest in ELI, the issuance of Preferred Stock could have the effect of delaying, deterring or preventing a change in control of ELI, including the imposition of various procedural and other requirements that could make it more difficult for holders of Common Stock to effect certain corporate actions, including the ability to replace incumbent directors and to accomplish transactions opposed by the incumbent Board of Directors. See "Description of Capital Stock."

Rapid Technological Changes

The telecommunications industry has experienced and is expected to continue to experience rapid and significant changes in technology. While ELI believes that, for the foreseeable future, these changes will neither materially affect the continued use of fiber optic cable or digital switches and transmission equipment nor materially hinder the Company's ability to acquire necessary technologies, the effect of technological changes on the Company's business and operations cannot be predicted. Also, alternative technologies may develop for the provision of services to customers. ELI may be required to select in advance one technology over another but it will be impossible to predict with any certainty, at the time the Company is required to make its investment, which technology will prove to be the most economic, efficient or capable of attracting customer usage.

Dependence on Key Personnel and Citizens

The Company's business is managed by a small number of key management and operating personnel, the loss of certain of whom could have a material adverse effect on the Company's business. The Company believes that the future success of ELI will depend in large part on its continued ability to attract and retain highly skilled and qualified personnel. See "Management."

The Company believes that a significant factor contributing to its growth has been its affiliation with Citizens and the provision by Citizens of administrative and other services. Although the Company has entered into various ongoing service and other agreements with Citizens, there can be no assurance of ELI's continued relationship with Citizens. A disruption of certain of the services provided ELI by Citizens could have a material adverse effect on the Company's financial condition and results of operations. See "Relationship with Citizens."

Environmental Matters

The Company and its contractors are subject to various laws and regulations governing hazardous or environmentally sensitive materials or conditions which may occur in connection with the construction, installation, operation or maintenance of the Company's facilities. There can be no assurance that hazardous materials or conditions of ELI's facilities might not expose the Company to tort or other claims that could have a material adverse effect on ELI.

Absence of Prior Public Market; Possible Stock Price Volatility

Prior to the Offering, there has been no public market for the Class A Common Stock, and, although the Company has applied for listing the Class A Common Stock on the Nasdaq National Market, there can be no assurance that an active trading market for the Class A Common Stock will develop or will be sustained. The initial public offering price of the Class A Common Stock has been determined through negotiations with the Representatives of the Underwriters and may not be indicative of the market price for the Class A Common Stock following the Offering. For a discussion of the factors considered in determining the initial public offering price, see "Underwriting." No predictions can be made as to the effect, of any, that future market sales of Class A Common Stock, or the availability of such shares for sale, will have on the prevailing market prices of the Class A Common Stock following the Offering;

and there can be no assurance that future market prices for the Class A Common Stock will equal or exceed the initial public offering price set forth on the cover page of this Prospectus. The market prices of securities of growth companies similar to ELI have historically been highly volatile. Future developments and announcements on matters concerning ELI or its competitors, including quarterly results, technological innovations, mergers or strategic alliances, new services or government legislation or regulation, may have a significant effect on the market price of the Class A Common Stock. See "Underwriting."

Shares Eligible for Future Sale

Upon completion of the Offering, there will be 10,535,000 shares of Class A Common Stock issued and outstanding (12,035,000 if the Underwriters' over-allotment options are exercised in full) and 41,165,000 shares of Class B Common Stock outstanding. The 10,000,000 shares of Class A Common Stock to be sold in the Offering will be tradeable without restriction. The shares of Class B Common Stock and any Class A Common Stock issued upon exchange of Class B Common Stock held or to be held by Citizens may be offered for sale at any time assuming compliance with legal requirements.

The Company and Citizens, as the holder of the Class B Common Stock, have agreed not to offer, sell, contract to sell, file a registration statement pursuant to the Securities Act or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives, for a period of 180 days after the date of this Prospectus. In addition, Citizens has advised ELI that it currently intends to hold the shares of the Class B Common Stock owned by it for the foreseeable future. However, no assurance can be given that Citizens will not decide in the future to register its shares of Common Stock under the Securities Act and to dispose of all or a portion of such stock on the public market, or privately, or otherwise.
Citizens and ELI have entered into a Registration Rights Agreement, pursuant to which Citizens has demand and piggyback registration rights. See
"Relationship with Citizens-Registration Rights Agreement." Alternatively, Citizens could dispose of shares periodically pursuant to Rule 144 of the Securities and Exchange Commission. See "Shares Eligible for Future Sale."

No predictions can be made about the effect, if any, that market sales of shares of Class A Common Stock or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, may have a material adverse impact on the market price for the shares of Class A Common Stock offered hereby or on the ability of the Company to raise capital through a public offering of its equity securities. See "Shares Eligible for Future Sale."

Immediate and Substantial Dilution

Purchasers of the Class A Common Stock offered hereby will incur immediate and substantial dilution in pro forma net tangible book value per share. See "Dilution."

Absence of Dividends

ELI has never paid or declared dividends on its capital stock and intends to retain future earnings, if any, to finance the development and expansion of its networks and operations. Therefore, ELI does not anticipate paying any dividends in the foreseeable future. The decision whether to pay dividends will be made by the Company's Board of Directors in light of conditions then existing, including the Company's results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors. See "Dividend Policy."

                          FORWARD-LOOKING STATEMENTS

Statements made in this Prospectus which are not historical or current facts, such as descriptions of the Company's intentions to enter new markets, extend existing facilities, and deploy switches and other facilities outside of markets, are forward-looking statements and are only predictions or statements of current plans, which are constantly under review by the Company. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties are referred to in the Risk Factors section immediately above and elsewhere in this Prospectus and also include, but are not limited to, the Company's ability to identify future markets and successfully expand existing ones, design and acquire fiber optic backbone routes, install cable and facilities including switching electronics, finance its construction and expansion plans, successfully execute its marketing strategy, surmount competitive challenges and obtain rights-of-way, building access rights and any required governmental authorizations, franchises and permits, all in a timely manner, at reasonable costs and on satisfactory terms and conditions. Future successful results will also depend on favorable regulatory, legislative and judicial developments.

                                USE OF PROCEEDS

The net proceeds to the Company from the Offering are estimated to be approximately $164,244,000 (approximately $188,919,000 if the Underwriters' over-allotment options are exercised in full) after deducting underwriting discounts and commissions and estimated expenses of the Offering. ELI intends to use the net proceeds of the Offering to fund its operating and capital expenditure requirements. The Company estimates that its capital expenditures for the eighteen months subsequent to the completion of the Offering will be approximately $400 million.

The Company's business strategy envisions that the Company will build out its existing clusters, construct new clusters and interconnect its clusters, which will require substantial additional capital in addition to the capital raised in this Offering. The Company expects to meet such additional capital needs with the proceeds from the Credit Commitment, together with internally generated cash flow and lease arrangements, proceeds from other bank credit facilities, other borrowings and possible issuances of additional equity securities.

Because of the number and variability of factors that determine the Company's use of the net proceeds of the Offering, management will retain discretion over the application of net proceeds. There can be no assurance that such application will not vary from the Company's current plans. In addition, there can be no assurance that the Company will be able to generate or raise sufficient capital to enable it to fully realize all of its strategic objectives. See "Risk Factors-Significant Capital Expenditures" and "-Risks Inherent in Expansion."

Pending the foregoing uses, the net proceeds of the Offering will be invested in short term and intermediate-term interest-bearing investment-grade securities with maturities that match the operating and capital expenditure requirements of the Company.


                                DIVIDEND POLICY

ELI has never paid or declared dividends on its capital stock and intends to retain future earnings, if any, to finance its operations and the development and expansion of its networks and, therefore, does not anticipate paying any dividends in the foreseeable future. The decision whether to pay dividends will be made by the Company's Board of Directors in light of conditions then existing, including the Company's results of operations, financial condition and requirements, business conditions, covenants under loan agreements and other contractual arrangements, and other factors which the Company cannot now predict.


                                   DILUTION

The pro forma net tangible book value of the Company as of September 30, 1997 was approximately $97.6 million or approximately $2.34 per share of Common Stock outstanding on such date. See "Description of Capital Stock." Pro forma net tangible book value per share represents the amount of total tangible assets of the Company less the amount of total liabilities (adjusted for the capitalization of $119.2 million of the amount due Citizens) divided by the total number of shares of Common Stock outstanding after giving effect to the 411,650-for-1 stock split contemplated as part of the Offering. After giving effect to the Offering (at an assumed offering price of $17.50, the midpoint of the range set forth on the cover of the Prospectus, less underwriting discounts and estimated expenses of $255,600 payable in connection with the Offering) and the issuance of 535,000 restricted shares to officers and employees, the pro forma net tangible book value of the Company as of September 30, 1997 would have been approximately $261.8 million, or $5.06 per share of Common Stock. This represents an increase in pro forma net tangible book value of $2.72 per share to the existing stockholder and dilution of $12.44 per share to new investors purchasing shares of Class A Common Stock in the Offering. The following table illustrates dilution to new investors:

Initial public offering price per share....................              $17.50
Pro forma net tangible book value per share before
      the Offering.........................................      $2.34
Increase per share attributable to new investors(1) .......       2.72
Pro forma net tangible book value per share after the Offering             5.06
Dilution per share to new investors(2)(3)..................              $12.44
                                                                         ======

__________________________
(1) After deducting the underwriting discount and estimated offering expenses payable by the Company.

(2) Dilution per share is determined by subtracting the pro forma net tangible book value per share after the Offering from the initial public offering price paid by a new investor for a share of Class A Common Stock .

(3) If the Underwriters' over-allotment options are exercised in full, pro forma net tangible book value of the Company after the Offering would be $5.38 per share, representing an increase in pro forma net tangible book value of $3.04 per share and dilution to new investors of $12.12 per share.

The following table summarizes the difference as of September 30, 1997 between the existing stockholders and new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid to the Company and the average price paid per share after giving effect to the 411,650-for-1 stock split and the issuance of 535,000 shares of restricted stock to certain officers and employees contemplated as part of the Offering.


                                  Shares Held                    Total Investment               Average Cost
                             Number       Percentage           Amount        Percentage          Per Share
                           ---------------------------------------------------------------------------------
New Investors              10,000,000        19.3%         $175,000,000        46.9%               $17.50
Existing Stockholders(1)   41,700,000        80.7%          198,426,000        53.1%                 4.76
                           ----------       ------         ------------       ------
     Total(2)              51,700,000       100.0%         $373,426,000       100.0%
                           ==========       ======         ============       ======

(1) Based on the number of shares of Common Stock outstanding as of September 30, 1997, as adjusted for the 411,650-for-1 stock split contemplated as part of the Offering, and the capitalization of $119.2 million of the amount due to Citizens.

    Includes 535,000 shares of restricted Class A Common Stock issuable to certain officers and employees at the effective date of the Offering.

(2) Excludes 2,316,000 options to purchase Class A Common Stock issuable to certain officers and employees at the effective date of the Offering.




                                CAPITALIZATION

The following table sets forth (i) the historical capitalization of the Company as of September 30, 1997; (ii) such capitalization pro forma to reflect the contribution of $119.2 million of the amount due to Citizens to additional paid-in capital, the drawdown under the Credit Commitment and the use thereof to repay of the remaining balance due to Citizens, the 411,650-for-1 split of shares of Common Stock, the authorization of Class A and Class B Common Stock, the designation of all outstanding Common Stock to Class B Common Stock and the issuance of 535,000 restricted shares of Class A Common Stock to officers and employees; and (iii) such capitalization as adjusted to reflect the Offering at an assumed public offering price of $17.50 per share, the midpoint of the range set forth on the cover of this Prospectus. This table should be read in conjunction with the Selected Financial and Operating Data and the financial statements and notes included elsewhere in this Prospectus.


                                                                              As at September 30, 1997
                                                                                 ($ in thousands)
                                                            --------------------------------------------------------------
                                                                                                      As Adjusted for the
                                                                     Actual                  Pro Forma              Offering(4)
                                                                     --------                ---------         --------------------
Capital lease obligation                                           $ 10,374                  $ 10,374              $ 10,374
Due to Citizens                                                     219,171                        -                      -
Credit Commitment                                                         -                   100,000(1)            100,000
Stockholders' (deficiency) equity:
   Preferred Stock, $.01 par value;
     0,10,000,000 and 10,000,000 shares authorized,
     no shares issued and outstanding                                     -                         -(2)                  -
Common Stock, no par value;
     500, 0 and 0 shares authorized,
     100, 0 and 0 shares issued and outstanding                           -                         -(2)                  -
Class A Common Stock, $.01 par value;
     0, 110,000,000 and 110,000,000 shares authorized,
     0, 535,000 and 10,535,000 shares issued and outstanding              -                         5(3)                105
Class B Common Stock, $.01 par value;
     0, 60,000,000 and 60,000,000 shares authorized
     0, 41,165,000 and 41,165,000 shares issued and outstanding           -                       412(2)                412
Additional paid-in capital                                           79,255                   198,009(1)(3)         362,153
Deficit                                                             (96,004)                  (96,004)              (96,004)

Total stockholders' (deficiency) equity                             (16,749)                  102,422               266,666
                                                                    -------                   -------               -------
Total capitalization                                              $ 212,796                 $ 212,796             $ 377,040
                                                                  =========                 =========             =========

__________________________________

(1) Reflects recapitalization immediately prior to the Offering whereby Citizens will contribute $119.2 million of the amount due to Citizens to additional paid-in capital with the remaining balance of $100 million being repaid to Citizens with the proceeds of a drawdown under the Credit Commitment.

(2) Reflects the amendment to the Certificate of Incorporation in October 1997 to change the authorized capital stock to 180,000,000 shares, including 110,000,000 shares of Class A Common Stock $.01 par value, 60,000,000 shares of Class B Common Stock $.01 par value, and 10,000,000 shares of Preferred Stock $.01 par value; to split the Common Stock 411,650-for-1; and to designate such Common Stock as Class B Common Stock.

(3) Reflects the issuance of 535,000 restricted shares of Class A Common Stock to officers and employees immediately prior to the Offering.

(4) Reflects the issuance of 10,000,000 shares of Class A Common Stock at $17.50 per share, less expenses of approximately $256,000.

                     SELECTED FINANCIAL AND OPERATING DATA

  The following selected Statement of Operations and Balance Sheet Data for the years ended and as of December 31, 1992 and 1993 have been derived from the Company's unaudited Financial Statements which, in the opinion of management include all adjustments necessary for a fair presentation of the results of operations and financial condition of the Company for and as of such periods. The following selected Statement of Operations and Balance Sheet Data for the years ended and as of December 31, 1994, 1995 and 1996 have been derived from the Company's Financial Statements and related notes thereto included elsewhere in this Prospectus, which Financial Statements have been audited by KPMG Peat Marwick LLP, independent Certified Public Accountants. The selected Statement of Operations and Balance Sheet Data for the nine months ended September 30, 1996 and 1997 have been derived from the Company's unaudited Financial Statements and related notes thereto included elsewhere in this Prospectus and in the opinion of management, include all adjustments necessary for a fair presentation of the results of operations and financial condition of the Company for and as of such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Financial Statements and related notes thereto and the other financial data contained elsewhere in this Prospectus.

                                                                          NINE MONTHS
                                YEARS ENDED DECEMBER 31,                 ENDED SEPTEMBER 30,
                       ----------------------------------------------  ------------------------
                        1992     1993      1994      1995      1996         1996        1997
                       -------  -------  --------  --------  --------  -------------- ---------
($ in thousands,
 except per share
 amounts)
STATEMENT OF
 OPERATIONS DATA
Revenues               $ 1,206  $ 3,705  $  8,152  $ 15,660  $ 31,309     $ 24,965    $ 41,843
Operating expenses:
Network access
 expenses                  142    1,289     6,155     8,728    24,081       16,533      24,217
Sales and marketing
 expenses                1,043      841     4,534     5,704     8,462        6,303       8,716
Depreciation and
 amortization              879    1,567     2,476     7,064     7,192        4,997       7,601
Other operating
 expenses                1,949    2,892     4,528    14,114    20,957       16,715      26,831
                       -------  -------  --------  --------  --------     --------    --------
Total operating
 expenses                4,013    6,589    17,693    35,610    60,692       44,548      67,365
                       -------  -------  --------  --------  --------     --------    --------
Operating loss          (2,807)  (2,884)   (9,541)  (19,950)  (29,383)     (19,583)    (25,522)
Interest expense           754    1,053       873       372       --           --          513
                       -------  -------  --------  --------  --------     --------    --------
Net loss               $(3,561) $(3,937) $(10,414) $(20,322) $(29,383)    $(19,583)   $(26,035)
                       =======  =======  ========  ========  ========     ========    ========
Net loss per share(2)                                        $   (.70)    $   (.47)   $   (.62)
                                                             ========     ========    ========
Pro forma net loss(1)                                        $(32,213)    $(21,307)   $(32,254)
                                                             ========     ========    ========
Pro forma net loss
 per share(2)                                                $   (.77)    $   (.51)   $   (.77)
                                                             ========     ========    ========
                                                                                      PRO FORMA
                                   AS AT DECEMBER 31,                      AS AT        AS AT
                       ----------------------------------------------    SEPT. 30,    SEPT. 30,
                        1992     1993      1994      1995      1996         1997       1997(3)
                       -------  -------  --------  --------  --------  -------------- ---------
BALANCE SHEET DATA
Working capital
 (deficiency)          $(5,300) $(5,699) $ (9,934) $(17,897) $ (9,940)    $ (7,734)   $156,510
Total assets            25,476   47,840   110,691   128,901   195,656      248,570     412,814
Long-term debt and
 capital lease
 obligations            11,053    9,610     6,565       --        --        10,374      10,374
Due to Citizens          4,581   21,481    35,109    64,941   155,395      219,171         --
Credit Commitment          --       --        --        --        --           --      100,000
Shareholder's equity
 (deficiency)            4,437    9,150    55,991    38,669     9,286      (16,749)    266,666
                                                                        NINE MONTHS
                                                                           ENDED
                                          YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                         ----------------------------  --------------
                                           1994      1995      1996         1997
                                         --------  --------  --------  --------------
OPERATING DATA
EBITDA(4)                                $ (7,065) $(12,886) $(22,191)    $(17,921)
Cash flows used for operating
 activities                                (4,097)   (1,570)  (28,893)     (18,040)
Cash flows used for investing
 activities                               (60,774)  (16,129)  (59,169)     (48,717)
Cash flows provided by financing
 activities                                64,907    17,751    88,530       67,293
                                   AS AT DECEMBER 31,
                       ----------------------------------------------      AS AT
                        1992     1993      1994      1995      1996    SEPT. 30, 1997
                       -------  -------  --------  --------  --------  --------------
Property, plant &
 equipment-owned       $21,083  $45,309  $108,549  $127,297  $189,334     $249,499
     --under lease(5)      --       --        --     36,858    57,279       87,426
                       -------  -------  --------  --------  --------     --------
     --Total           $21,083  $45,309  $108,549  $164,155  $246,613     $336,925
                       -------  -------  --------  --------  --------     --------
Market clusters              2        5         5         5         5            5
Route miles(6)              71      131       601       780     1,428        2,087
Fiber miles(6)           5,140    9,796    37,504    52,013    97,665      123,257
Buildings connected         57      104       191       282       438          540
Switches installed:
   Voice                   --         1         2         2         5            5
   Frame relay             --       --          2         5        15           18
                       -------  -------  --------  --------  --------     --------
   Total switches
    installed              --         1         4         7        20           23
                       -------  -------  --------  --------  --------     --------
Employees                   46       75       127       225       402          482

-------

              NOTES TO SELECTED FINANCIAL AND OPERATING DATA

(1) The pro forma net loss represents the historical net loss as adjusted for the revised administrative services fee and guarantee fees as if such fees were in effect since January 1, 1996, and interest on the drawdown of the Credit Commitment utilized to repay the remaining balance due to Citizens subsequent to the capitalization of $119.2 million of the due to Citizens and amount, as if the Credit Commitment was in effect on January 1, 1996 (see Notes 6, 7 and 8 of Notes to Financial Statements).

(2) The net loss per share and pro forma net loss per share have been computed using weighted average shares outstanding determined on the basis described in Note 2(i) of Notes to Financial Statements.

(3) The pro forma balance sheet data gives effect to the contribution of $119.2 million of due to Citizens to additional paid-in capital as discussed in Note 6 of Notes to Financial Statements, to the drawdown of the Credit Commitment to repay the remaining amount due to Citizens, and to the issuance of the shares of Class A Common Stock offered hereby, as if such transactions occurred on September 30, 1997.

(4) EBITDA consists of Earnings Before Interest, Income Taxes, Depreciation and Amortization. EBITDA is a measure commonly used in the communications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity. See the Company's Financial Statements included elsewhere in this Prospectus.

(5) Facilities under an operating lease agreement under which the Company has the option to purchase the facilities at the end of the lease term. See
    Note 7 of Notes to Financial Statements.

(6) Route miles and fiber miles also include those to which the Company has exclusive use pursuant to license and lease arrangements (See "Business-Long-Haul Networks")

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with ELI's historical audited financial statements and the notes thereto included elsewhere in this Prospectus.

Overview

The Company is a full-service, facilities-based competitive local exchange carrier providing a broad range of telecommunications services in five major market clusters in the western United States. The Company currently provides services in the following markets: Portland, Oregon; Seattle, Washington; Salt Lake City, Utah; Sacramento, California; and Phoenix, Arizona ("hub cities") and their respective surrounding areas (together with the hub cities, "market clusters" or "clusters"). Among its five current markets, the Company has been operating in Portland and Seattle since 1991, Salt Lake City and Sacramento since 1994 and Phoenix since 1995. The Company began building its switched data network in 1994. The Company installed its first local switch in the Seattle market in 1994 and began generating revenues in early 1995 followed by Portland, Salt Lake City and Sacramento in 1996. The Company intends to install a local switch in Phoenix in 1998. The Company placed in service its first long haul network from Phoenix to Las Vegas in 1995 and its second long haul network from Portland to Seattle in early 1997.

The Company's product portfolio has grown from traditional competitive access provider services such as point-to-point connectivity for interexchange carriers and businesses to a full array of switched voice, data and long-haul services targeted toward communications-intensive businesses in both the retail and wholesale markets. The Company offers an extensive portfolio of products and services in four categories:

 . Local telephone, long distance, data and video, and network access services (see "Current Products and Services" below for a description of the product and services) as follows:

 . Local Telephone - local dial tone and switched products and services that include lines, trunks, local access and Centrex( among other services.

 . Long Distance - wholesale and retail services that include 1+, toll-free, pre-paid, originating and terminating access services.

 . Data and Video - switched and dedicated data connectivity services that include frame relay, video conferencing, ISDN PRI, LAN/WAN and Internet transport services.

 . Network Access - point-to-point services that include special access, digital private line and other dedicated services both in metropolitan and long-haul applications.

The Company categorizes its operating expenses into the following five major groupings:

 . Network Access - includes all leased network facilities and resold product expenses.

 . Sales and Marketing - includes all direct and indirect sales channel expenses and commissions. Also includes all product development, advertising and promotional expenses.

 . Depreciation and Amortization - includes depreciation of telecommunications network assets including fiber optic cable, network electronics, network switching and network data equipment.

 . Administrative Services - includes administrative services provided by Citizens. The Company is charged for the direct cost of administrative services plus an allocation of Citizens' corporate overheads.

 . Other Operating - includes all general and other operating and administrative expenses.

The pace of the Company's revenue and expense growth results from its market cluster expansion strategy. Once a potential market is identified, the Company establishes a network in the hub city and then expands the network to adjacent cities and communities of interest. This strategy requires that significant capital and operating expenditures be incurred before the realization of revenues which results in negative cash flow and operating losses until an adequate customer base and revenue stream for these networks is established.
The Company experiences very minimal customer churn. In addition, the Company is developing a superior customer service system which will facilitate combining enhanced services such as data and video with network access services. The growth in enhanced services is expected to increase revenues with minimal additional expense.

The Company has been a subsidiary of Citizens since 1990. Citizens is a publicly-held communications and public services company which provides, either directly or through subsidiaries, telecommunications, electric distribution, natural gas transmission and distribution and water and wastewater services to over 1.6 million customer connections in 20 states. Citizens is one of the nation's leading independent communications companies and operates an integrated distribution network over which it provides local, long distance, paging, cellular, network sales and other communications products and services.
Citizens has funded or guaranteed the financing of nearly all of the Company's capital and operating needs to date.

Results of Operations

Nine Months Ended September 30, 1996 Compared to Nine Months Ended September 30, 1997

Revenues

Revenues increased from $25.0 million to $41.8 million, an increase of $16.8 million, or 67%, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to the Company's rapid customer and product growth. The Company's local telephone services revenues and local access revenues increased from $1.5 million to $4.4 million, an increase of $2.9 million, or 193%, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to local switch implementations for new and existing customers in Portland, Salt Lake City,

Sacramento and Seattle during the second half of 1996. Annualized monthly local telephone services revenues increased to $9.1 million based on September 1997 revenues from $3.6 million based on September 1996 revenues as the Company increased its access line equivalents to 38,045 as of September 1997. Long distance services revenues decreased from $6.3 million to $6.1 million, a decrease of $.2 million, or 3%, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to short term contract revenues for prepaid debit card services in 1996. The Company's data and video services revenues increased from $1.4 million to $5.5 million, an increase of $4.1 million, or 293%, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to the introduction of ISDN services and increases in frame relay and Internet access services. ISDN PRI and Internet access services were introduced the last half of 1996 and have obtained considerable market acceptance. The Company believes that these products will continue to experience exceptional growth based on current market trends. Network access services and other revenues increased from $15.7 million to $25.8 million, an increase of $10.1 million, or 64%, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to increased volume on its existing Phoenix to Las Vegas route as well as volume on the Portland to Seattle route which was placed in service in February, 1997. Of the $10.1 million increase in network access services revenues, $3.1 million is pursuant to a contract with a significant customer which contract will expire in early 1998.

Network Access Expenses

Network access expenses increased from $16.5 million to $24.2 million, an increase of $7.7 million, or 47%, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to the Company's expansion of its frame relay product, development of a fully redundant leased Internet access backbone network with related Internet access costs and customer growth.

Sales and Marketing Expenses

Sales and marketing expenses increased from $6.3 million to $8.7 million, an increase of $2.4 million, or 38%, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to increased product development activities related to local services and data services, such as Internet access and frame relay. The Company's expanded focus on direct retail sales which targets large- to medium- size telecommunications intensive businesses resulted in increased sales expenses. The Company believes that by focusing on these end-user customers vertical selling opportunities will be maximized.

Depreciation and Amortization

Depreciation and amortization increased from $5.0 million to $7.6 million, an increase of $2.6 million, or 52%, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to higher plant in service balances for newly completed telecommunications network facilities and electronics in the Portland, Salt Lake City and Sacramento markets.

Administrative Services Expenses

Administrative services expenses increased from $1.6 million to $2.9 million, an increase of $1.3 million, or 81%, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to increases in the volume and cost of services provided by Citizens.

Other Operating Expenses

Other operating expenses increased from $15.1 million to $23.9 million, an increase of $8.8 million, or 58%, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to increases in salaries, payroll taxes and employee benefits to support the expanded delivery of services, new product development, marketing activities and an expanded customer service organization. The average number of employees increased 43% for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997.

Interest Expense

Interest expense increased $.5, for the nine months ended September 30, 1996 as compared with the nine months ended September 30, 1997, primarily due to interest associated with the capital lease for the Company's long-haul route between Portland and Seattle which commenced in February, 1997 (see Note 7 of Notes to Financial Statements).

Year Ended December 31, 1995 Compared to Year Ended December 31, 1996

Revenues

Revenues increased from $15.7 million to $31.3 million, an increase of $15.6 million, or 99%, for the year ended December 31, 1995 as compared with the year ended December 31, 1996, primarily due to expansion of the customer base, increased sales of services in Portland and Seattle, and the Company's expansion in the Salt Lake City and Sacramento markets. The Company's local telephone services revenues increased from $.6 million to $2.2 million, an increase of $1.6 million, or 267%, for the year ended December 31, 1995 as compared with the year ended December 31, 1996, primarily due to increases in the Company's local dial tone services revenues and local access services revenues associated with the introduction of local switched services in Portland and Salt Lake City and expanded local services in the Seattle market. Long distance services revenues increased from $1.6 million to $5.0 million, an increase of $3.4 million, or 213%, for the year ended December 31, 1995 as compared with the year ended December 31, 1996, primarily due to revenues associated with a short term contract which has since expired for wholesale long distance services. The Company's data and video services increased from $.3 million to $2.4 million, an increase of $2.1 million, for the year ended December 31, 1995 as compared with the year ended December 31, 1996, primarily due to increases in frame relay and Internet access services. Network access services and other revenues increased from $13.1 million to $21.7 million, an increase of $8.6 million, or 66%, for the year ended December 31, 1995 as compared with the year ended December 31, 1996, primarily due to the increase of long-haul transport of DS-3 and DS-1 sales.

Network Access Expenses

Network access expenses increased from $8.7 million to $24.1 million, an increase of $15.4 million, or 177%, for the year ended December 31, 1995 as compared with the year ended December 31, 1996, primarily due to facilities rent expense associated with the expansion of the customer base and the establishment of a leased network linking the Company's five market clusters.

Sales and Marketing Expenses

Sales and marketing expenses increased from $5.7 million to $8.5 million, an increase of $2.8 million, or 49%, for the year ended December 31, 1995 as compared with the year ended December 31, 1996, primarily due to sales and marketing costs associated with the introduction of local switched services in Portland, Salt Lake City, and Sacramento, expanded local services in the Seattle market, the expanded frame relay product and newly-introduced Internet access and ISDN products in 1996.

Depreciation and Amortization

Depreciation and amortization were comparable for both years.

Administrative Services Expenses

Administrative services expenses increased from $1.5 million to $2.3 million, an increase of $.8 million, or 53%, for the year ended December 31, 1995 as compared with the year ended December 31, 1996, primarily due to increases in the volume and cost of services provided by Citizens.

Other Operating Expenses

Other operating expenses increased from $12.6 million to $18.7 million, an increase of $6.1 million, or 48%, for the year ended December 31, 1995 as compared with the year ended December 31, 1996, primarily due to an increased provision for uncollectible accounts of $2.9 million, labor costs and outside services to support customer growth and expansion in all service categories.
The number of average employees increased 79% for the year ended December 31, 1995 as compared with the year ended December 31, 1996 resulting in increases in salaries and payroll taxes.

Interest Expense

Interest expense decreased $.4 million, or 100%, for the year ended December 31, 1995 as compared with the year ended December 31, 1996, primarily due to the repayment in December 1995 of previously outstanding debt.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1995

Revenues

Revenues increased from $8.2 million to $15.7 million, an increase of $7.5 million, or 91%, for the year ended December 31, 1994 as compared with the year ended December 31, 1995, primarily due to the Company's expansion of its customer base for network access services revenues. Local dial tone services were introduced in 1995 in Seattle and generated $.6 million of local telephone services revenues. Long distance services revenues increased from $1.4 million to $1.6 million, an increase of $.2 million , or 14%, for the year ended December 31, 1994 as compared with the year ended December 31, 1995, primarily due to increases in retail long distance services. The Company's data and video services increased from $.1 million to $.3 million, an increase of $.2 million, or 200%, for the year ended December 31, 1994 as compared with the year ended December 31, 1995, primarily due to increases in frame relay and Internet access services. Network access services and other revenues increased from $6.7 million to $13.1 million, an increase of $6.4 million, or 96%, for the year ended December 31, 1994 as compared with the year ended December 31, 1995, primarily due to increased metropolitan area network transport and long haul transport services.

Network Access Expenses

Network access expenses increased from $6.2 million to $8.7 million, an increase of $2.5 million, or 40%, for the year ended December 31, 1994 as compared with the year ended December 31, 1995, primarily due to the expansion of its customer base for network access services revenues and the introduction of local telephone services in Seattle.

Sales and Marketing Expenses

Sales and marketing expenses increased from $4.5 million to $5.7 million, an increase of $1.2 million, or 27%, for the year ended December 31, 1994 as compared with the year ended December 31, 1995, primarily due to increased sales for its network access services revenues and the introduction of local telephone services in Seattle. Marketing costs also include costs associated with product development for frame relay and Internet access services products and wider product offerings to current and potential customers.

Depreciation and Amortization

Depreciation and amortization increased from $2.5 million to $7.1 million, an increase of $4.6 million, or 184%, for the year ended December 31, 1994 as compared with the year ended December 31, 1995, primarily due to expansion of the telecommunications network and the commencement of amortization of deferred start-up costs in Salt Lake City and Sacramento.

Administrative Services Expenses

Administrative services expenses increased from $1.3 million to $1.5 million, an increase of $.2 million, or 15%, for the year ended December 31, 1994 as compared with the year ended December 31, 1995, primarily due to increases in the volume and cost of service provided by Citizens.

Other Operating Expenses

Other operating expenses increased from $3.2 million to $12.6 million, an increase of $9.4 million, or 294%, for the year ended December 31, 1994 as compared with the year ended December 31, 1995, primarily due to increased labor costs associated with the significant growth of the Company. The Company increased its number of employees resulting in increases in salaries and payroll taxes. The Company also supplemented staffing with temporary employees to support the Company's growth.

Interest Expense

Interest expense decreased from $.9 million to $.4 million, a decrease of $.5 million, or 56%, for the year ended December 31, 1994 as compared with the year ended December 31, 1995, primarily due to the declining balance of outstanding debt. This debt was fully paid in December 1995.

Liquidity and Capital Resources

The capital expenditures of the Company associated with the installation, development and expansion of its existing and new telecommunications networks are substantial, and a significant portion of these expenditures generally are incurred before any revenues are realized. The Company's gross property, plant and equipment has grown from $109 million at December 31, 1994 to $249 million at September 30, 1997. These expenditures, together with associated initial operating expenses, have resulted in negative cash flow and operating losses and will continue to do so until an adequate customer base and revenue stream for these networks have been established. The Company expects to incur net losses for the foreseeable future as it continues to install, develop and expand its new and existing telecommunications networks. There can be no assurance that an adequate revenue base will be established or that the Company will achieve or sustain profitability or generate sufficient positive cash flow to fund its operating and capital requirements and/or service debt.

The development and expansion of the Company's new and existing networks and services will require significant additional capital expenditures. The Company's capital expenditure requirements for 1997 are estimated to be $79.3 million (of which $48.7 million was incurred through September 30, 1997) and for 1998 are estimated to be $275 million. In addition, the Company expects to lease an additional $22.6 million of network facilities through an existing operating lease agreement. The Company continues to evaluate opportunities for revenue growth and to make substantial capital investments in connection with the entry into new markets and the continued development of its existing networks. These opportunities include, but are not limited to, acquisitions and/or joint ventures, which are consistent with the Company's long-range business plans. Additionally, the Company expects to continue to build on its existing relationships with providers and other strategic customers, suppliers and telecommunications carriers. Such acquisitions, investments and/or strategic arrangements, if available, could require financial resources in addition to the 1997 and 1998 capital requirements presented above and could require reallocation of the Company's financial resources.

The Company expects to meet its capital needs with the proceeds of the Offering, the Credit Commitment, together with internally generated cash flow and lease arrangements, proceeds from other bank credit facilities, other borrowings and possible issuances of additional equity securities. The Company has historically been funded by capital contributions and advances from Citizens which totaled approximately $312.9 million through September 30, 1997, and through a lease agreement guaranteed by Citizens. While Citizens will continue to fund the Company's operating and capital requirements through the completion of the Offering, Citizens will not have any obligation to make additional equity investments in or advances to the Company or to guarantee or otherwise provide financial support for the Company subsequent to the Offering, other than the guarantees described herein.

Prior to the completion of the Offering, $100 million of the amount due to Citizens as of September 30, 1997 will be contributed to additional paid-in-capital and the remaining $119.2 million will be repaid with the proceeds from the Credit Commitment. In 1994, 1995 and 1996, Citizens had been charging interest on the amount due to Citizens only to the extent that the Company was allowed to capitalize interest under Generally Accepted Accounting Principles. On October 23, 1997, ELI and Citizens entered into a $400 million, 5-year revolving credit commitment letter arrangement ("Credit Commitment") with Citibank, N.A. ("Citibank"), under which Citizens has agreed, subject to receiving regulatory authorization, to substitute its guarantee of the entire $400 million Credit Commitment amount for that of certain subsidiaries of Citizens within 90 days of the closing of Credit Commitment. Failure of Citizens to provide such guarantee would constitute a default under the Credit Commitment. The Credit Commitment provides that ELI may elect to borrow amounts at the then current short-term Eurodollar rate plus a spread, or at Citibank's publicly announced base lending rate plus a spread, both spreads being based on Citizens' long-term unsecured debt ratings, or at a competitive bid option. Facility fees of .05% are payable under the Credit Commitment.

During 1995, the Company entered into an operating lease agreement in connection with the construction of certain network facilities. The construction is ongoing and rent is paid on the facilities when completed and placed in service. The Company will have the option to purchase the facilities at the end of the lease term. In the event the Company chooses not to exercise this option, the Company is obligated to arrange for the sale of the facilities to an unrelated party and is required to pay the lessor any difference between the net sales proceeds and the lessor's investment in the facilities. However, any amount required to be paid to the lessor is subject generally to a maximum of 80% of the lessor's investment, giving effect to previously made lease payments previously made. The total amount of facilities leased through this agreement is expected to be $110 million, of which approximately $87.4 million has been completed and placed in service as of September 30, 1997. Citizens has guaranteed all obligations of the Company under this operating lease. Effective with the completion of the Offering, the Company has agreed to pay to Citizens an annual guarantee fee equal to 3.25% per annum of the lessor's investment in the leased assets.

Citizens also provides certain administrative services to the Company including, but not limited to, certain financial management services, information services, legal and contract services and human resources services. The Company has been charged for all reasonable costs incurred in the provision of these services. The Company will enter into an administrative services agreement with Citizens effective with the completion of this Offering for the continuation of such services and will continue to be billed for all reimbursable costs plus an administrative charge.

Effects of Newly-Issued Accounting Standards

In February, 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 128 ("SFAS 128"), "Earnings Per Share," which supersedes Accounting Principles Board Opinion No. 15 and establishes standards for computing and presenting earnings per share ("EPS"). It replaces the presentation of primary EPS with a presentation of basic EPS. Dual presentation of basic and diluted EPS on the face of the income statement is also required. SFAS 128 is effective for fiscal periods ending after December 15,

1997. The Company does not expect the adoption of SFAS 128 to have a material effect on the Company's EPS.

                                   BUSINESS
General

ELI is a full-service, facilities-based CLEC providing a broad range of telecommunications services in five major market clusters in the western United States. The Company provides state-of-the-art voice and data communications services to retail customers, primarily large- and medium-sized communications-intensive businesses, and wholesale customers, primarily telecommunications service providers. The Company operates high quality, extensive digital fiber optic networks based on a switched broadband platform in each of its five market clusters (comprising six MSAs, including 59 municipalities) with 38,045 local access line equivalents, 2,087 route miles and 123,257 fiber miles installed and 540 on-net buildings connected as of September 30, 1997. The Company has interconnected its market clusters with facilities-based owned and leased long-haul fiber optic networks.

The Company currently provides services in five markets: Portland, Oregon; Seattle, Washington; Salt Lake City, Utah; Sacramento, California; and Phoenix, Arizona ("hub cities") and their respective surrounding areas (together with the hub cities, "market clusters" or "clusters"). The Company's clusters include an extensive fiber optic network. The Company currently provides switched services, including local dial tone, utilizing five Nortel DMS 500 switches, in all of its market clusters except Phoenix, where the Company expects to initiate local dial tone service upon installing an additional switch in the first half of 1998. The Company's clusters are also served by its extensive frame relay network, which is comprised of 18 state-of-the-art switches and 30 POPs in 26 western U.S. cities. The Company has also developed an Internet backbone network providing Internet connectivity in each of its markets which includes access on a redundant basis to the three largest Internet service providers in the United States. The Company's goal is to add to its market presence from six to 14 MSAs and from two to five long-haul networks by the end of 1998.

The Company offers an extensive portfolio of products and services in four categories: local telephone, long distance, data and video, and network access. These products and services include: Local dial tone, with voicemail and enhanced features; long distance with calling cards; advanced data services, including frame relay, international frame relay and high-speed Internet access video conferencing and dialable wideband services; LAN-to-LAN services with very high transport speeds; ISDN; and point-to-point communications and dedicated DS-1s and DS-3s. The Company expects to provide ATM services during 1998. The Company's data network expertise allows it to provide a broader range of telecommunications services to customers, which helps to maximize the amount of telecommunications traffic on its network.

The above services are offered to meet customers' complete telecommunications requirements. The Company offers its services in custom combinations, and utilizes a consultative sales approach that provides customers a single point of contact at the Company and an opportunity to work with the Company to design innovative, turn-key solutions and new product applications which allows them to take advantage of the broad array of services offered. The Company has implemented an integrated network management and maintenance system designed to monitor and test the Company's networks 24 hours a day, seven days a week and is developing a superior customer care system which will automate the entire order management process (i.e., order placement, design, provisioning and billing
preparation) for both retail and wholesale customers.   The order placement,
design and provisioning components of the order management system have been installed and are operational. A new customized billing system and an up-to-the minute trouble ticket tracking module, which is an enhancement of the management and maintenance system, are being installed and are expected to be operational and integrated into the information system by the end of the first quarter of 1998.

Deregulation in the telecommunications industry has created an enormous market opportunity for ELI. Based on FCC data, the Company estimates that in 1996 total revenues from local and long distance telecommunications services were approximately $183 billion, of which approximately $107 billion were derived from business telecommunications services. The Company estimates that based on industry sources, the total addressable business telecommunications services market in its current five market clusters (based on access lines) was approximately $4.3 billion in 1997. The Company believes that the market in its clusters will grow over the next decade because of the favorable demographics and an increase in use of telecommunications services and that its share of this market will increase as a result of the passage of the 1996 Act, the actions of various state commissions and other FCC rulings, which collectively have essentially opened up the market to competition.

Since its inception, ELI believes that it has been at the forefront of industry efforts to introduce competition to the local telecommunications markets. As such, ELI believes that it has achieved significant milestones in the CLEC industry and is well positioned to benefit from the opening of the local telecommunications market. Before the passage of the 1996 Act, the Company pursued regulatory and legislative reforms and consummated certain interconnection agreements with ILECs that in its view allowed the Company to offer economical and operationally efficient local exchange services. The Company believes that it was early to market in Portland, Seattle, Salt Lake City and Sacramento and believes it is the leading CLEC in Portland, Seattle and Salt Lake City. The Company believes that it was the first CLEC to receive authority from a state regulatory authority in a state west of the Mississippi River to operate and to offer a full switch-based product portfolio.

Since 1990, the Company has been a subsidiary of Citizens. Citizens is a publicly-held communications and public services company which provides, either directly or through subsidiaries, telecommunications, electric distribution, natural gas transmission and distribution, and water and wastewater services to over 1.6 million customer connections in 20 states. Citizens is one of the nation's leading independent communications companies and operates an integrated distribution network over which it provides local, long distance, paging, cellular, network sales and other communications products and services. At September 30, 1997, Citizens' consolidated assets totaled $4.5 billion and shareholders' equity totaled $1.7 billion. Citizens' consolidated revenues for the twelve months ended September 30, 1997 totaled $1.4 billion. The Company has historically been funded by capital contributions and advances from Citizens and through a lease agreement guaranteed by Citizens. See "Capitalization" and "Relationship with Citizens."

Business Strategy

Guided by the business strategy adopted in 1990, the Company has become a leading facilities-based, full-service CLEC. The key elements of this strategy include:

 . Target Attractive Regional Markets. The Company's focus is on MSAs in the western United States that the Company believes have few CLEC competitors, a relatively high proportion of communications-dependent businesses and the prospect of population and economic growth above the national average. Growth in these regions has been fueled to a large degree by the computer, software, semiconductor and aerospace industries and other telecommunications-intensive businesses such as financial services and telemarketing call centers. The Company's policy has been and will continue to be to establish a new market cluster where it expects to become the leading facilities-based, full-service CLEC in such market in competition with the ILEC. Due to its superior customer service, advanced network technologies and the breadth and quality of its networks, the Company believes that it has an opportunity to capture a significant share of the local market for communications in its target regions in competition with U S WEST and PacBell, which are the ILECs in its target regions.

 . Develop Market Clusters. The Company builds facilities and offers services in market clusters which exist in and around a hub city in the selected MSA. Once a potential market is identified, the Company establishes a network in the hub city and then expands the network to adjacent cities and communities of interest. Through the use of this strategy, the Company is able to leverage and extend the depth of its management resources, communications network, switch assets and product portfolio and reduce its dependence on the ILEC. The Company realizes economies of scale in terms of network build out, switch deployment, provisioning and servicing from its cluster strategy. Clustering also enables the Company to (i) optimize its networks' switching capacity through the ability to place switches anywhere in the cluster, (ii) cost-effectively offer services to smaller markets adjacent to its existing networks and in which the Company is less likely to face strong competition from other CLECs, and (iii) achieve increased gross margins and improved network reliability due to higher levels of on-net traffic. The Company believes communications traffic is heavy between a metropolitan area and its outlying markets and its cluster strategy takes advantage of this by offering facilities-based, end-to-end service offerings that cover these broad geographic areas.

 . Interconnect Market Clusters. The Company's strategy is to interconnect the Company's major market clusters with facilities-based broadband, long-haul fiber optic networks. Interconnecting its market clusters enables the Company to lower costs and enhance its revenue potential by carrying increasing amounts of long distance, frame relay, Internet and point-to-point traffic on its own facilities. By carrying traffic on its own facilities, the Company is able to improve the utilization of its network facilities and avoid leased facilities charges and certain interconnection costs.

 . Maximize On-net Traffic by Providing Facilities-based Services.  The
Company has constructed extensive voice, frame relay, Internet backbone and interconnecting long-haul networks, and each of the Company's operating clusters includes an extensive fiber optic network backbone. These extensive networks are a key aspect of the Company's strategy to maximize the services provided to customers on-net. Approximately half of the Company's services provided to customers are currently on-net and the Company's strategy is to increase this percentage over time. Maximizing the volume of on-net traffic allows the Company to (i) improve customer loyalty; (ii) increase network reliability;
(iii) provide a wider range of services; (iv) increase process control and thereby strengthen customer service through end-to-end management; and (v) reduce its reliance on the ILEC for technologically up-to-date services which are essential for the Company's enhanced services. The Company believes that greater on-net traffic will also increase operating margins by increasing utilization of capacity inherent in the Company's network.

 . Penetrate Markets by Leveraging Data Expertise. The Company has undertaken a major expansion of its networks and products to satisfy the growing demand for enhanced network services, including frame relay networking services and Internet access. As a result, the Company has 18 frame relay switches servicing customer locations as of September 30, 1997. Enhanced network services, which are currently provided primarily on the Company's frame relay network, are specialized interchange services offered by the Company for customers that need to transport large amounts of data among multiple locations. ELI's relationship with certain carriers allows the Company to terminate traffic both nationally and internationally utilizing other companies' networks and to provide a flow of traffic into the Company's networks. In addition, to further increase efficient access to a greater customer base, ELI established approximately 30 POPs which interconnect their frame relay networks to those of U S WEST, PacBell and other carriers.

 . Establish Strategic Relationships With Utility Companies. A strategy of the Company has been to form strategic relationships with utility companies that enable it to (i) utilize existing rights-of-way and fiber optic facilities, (ii) leverage their construction expertise and local permitting experience and (iii) have access to capital in order for ELI to extend its network infrastructure more quickly and economically. The Company's strategic alliances include agreements for the utilization of existing excess facilities and the construction of long-haul networks which link the Portland and Seattle clusters and which will link Portland and Spokane, Washington and Portland and Eugene, Oregon. Another agreement provides for a fiber optic network in the Phoenix metropolitan area. These relationships allow the Company to achieve economies of scale and scope by expanding its existing markets rapidly and cost-effectively and enabling the Company to concentrate its efforts on sales and marketing.

 . Continue its Effective Direct Sales and Superior Customer Service. ELI has built a highly motivated and experienced direct sales force and customer service organization that is designed to establish a direct and personal relationship with its customers. Consistent with its product offerings, the Company utilizes a three-pronged sales approach comprised of direct retail, direct wholesale and agents. Salespeople are given incentives through a commission structure which targets 50% of a salesperson's compensation to be based on performance. Each customer is provided with a single point of contact at the Company. A sales account manager is responsible for managing each customer's account and staying in constant contact with the customer to satisfy that customer's specific telecommunications needs. Sales account managers utilize a vertical sales strategy with the goal of selling additional value-added, high margin services to existing customers. The Company believes that combining the consultative sales strategy with the vertical sales strategy will enable it to achieve higher margins on each account. The Company views its commitment to customer satisfaction as a key success factor and is developing a superior customer service system which will automate order processing, including order placement, design, provisioning and billing, for both retail and wholesale customers. This strategy ensures that the Company's processes are aligned with customer needs and satisfaction.

     The Company frequently considers expansion through acquisition opportunities in the telecommunications industry.

               EXISTING MARKET CLUSTERS AND LONG-HAUL NETWORKS
              COMBINED NETWORK INFORMATION AT SEPTEMBER 30, 1997



EXISTING                       NUMBER OF                                   ON- NET
MARKET                       MUNICIPALITIES     ROUTE       FIBER         BUILDINGS       VOICE        FRAME RELAY
CLUSTERS                         SERVED         MILES       MILES         CONNECTED      SWITCHES        SWITCHES
--------                         ------         -----       -----         ---------      --------        --------
Portland..................           8            287       19,779           239            2                 4
Seattle...................          15            130       11,840            72            1                 2
Salt Lake City............          20            222       21,355           121            1                 2
Sacramento................          11            176       16,896            98            1                 2
Phoenix(1)................           5            192       10,485             7            -                 1
                            -----------------   ---------   ------        ----------     --------      -----------
 Total....................          59          1,007       80,355           537            5                11
                            =================
Other Frame
 Relay Switches(2)........                                                                                    7

LONG-HAUL NETWORKS(1)
--------------------------
Phoenix to Las Vegas..................            356       18,204             3            -                 -
Portland to Seattle...................            207       12,410             -            -                 -
Portland to Spokane(3)................            517       12,288             -            -                 -
                                                ---------  -------        ----------     --------      -----------
Total Long-Haul Networks..............          1,080       42,902             3            -                 -
                                                ---------  -------        ----------     --------      -----------
     Total Networks...................          2,087      123,257           540            5                18
                                                =========  =======        ==========     ========      ===========

___________________________

(1) Route Miles and Fiber Miles also include 166 route miles of which the Company has exclusive use through license and lease agreements.
(2) The Other Frame Relay Switches are located in San Francisco and Los Angeles, California; Tremonton, Utah; Kingman and Holbrook, Arizona; Dallas, Texas; and Gloversville, New York. The Tremonton, Kingman and Holbrook switches are co-located on the premises of Citizens.
(3) This 570-mile network is currently under construction. Amount shown is miles completed as of September 30, 1997.

Existing Market Clusters

The Company's existing market clusters currently consist of the Portland, Seattle, Salt Lake City, Sacramento and Phoenix hub cities and their respective surrounding areas.
Portland Cluster

Portland represents the Company's most mature network. The Company began building the network in 1990, generated its first revenues from this cluster in 1991 and installed its first long distance switch in 1993. During 1996, the hubsite located in downtown Portland doubled in size and more than quadrupled in capacity. On January 12, 1996, the Company received a Certificate of Authority to begin providing intrastate services and, on April 18, 1996, ELI reached an interim interconnection agreement with the ILEC, U S WEST. The Company installed a new Nortel DMS-500 switch in 1996, providing for both toll and local switched services. The Company is currently expanding the Portland network into Vancouver, Washington.

Seattle Cluster

Seattle represents the Company's first market in terms of the provisioning of switched services. The Company began construction of the Seattle network in 1990, generated its first revenues in 1991 and installed its first switch in 1994. The Company received a Certificate of Authority to begin providing telecommunications services on March 24, 1994. On April 3, 1997, the Company reached a comprehensive interconnection agreement with U S WEST. Seattle experienced significant network facilities growth since late 1996. The main Seattle downtown hubsite was significantly expanded and two mini-hubs were also constructed to allow for better distribution of traffic loads and to improve fiber cable plant utilization. In addition to the above facilities growth, the Bellevue, Washington network was completed in 1996. The Company is currently finishing the Lake Washington project which will complete the SONET ring around the Seattle metropolitan area.

Salt Lake City Cluster

The Company began construction of the Salt Lake City cluster in 1993 and began generating revenues in 1994. On August 16, 1995, the Company received a Certificate of Authority to begin providing a wide variety of telecommunications services. On August 21, 1996, the Company began offering switched telephone services via a Nortel DMS-500 switch. In addition, the Company completed the first build-out of its customer market by interconnecting Salt Lake City with the satellite cities of Orem and Provo in 1996.

The Company has begun the construction of a backbone network in Boise, Idaho, and expects to install a Nortel DMS-500 switch during the first half of 1998. ELI was authorized by the Idaho Public Utilities Commission to provide intrastate service in Idaho as of February 17, 1997. ELI's authority covers long distance business customers with six or more access lines in the greater Boise area.

Sacramento Cluster

The Company entered the Sacramento market in 1993 and began to generate revenues from this market in 1994. The Company received a Certificate of Authority from the California Public Utility Commission on March 16, 1994. During 1996, the Company accelerated the build-out of this market and installed its first switch in December 1996. The Company is currently constructing facilities in the decommissioned Mather Air Force Base which the Company believes is Sacramento's premier economic development area.

Phoenix Cluster

The Company entered the Phoenix market in 1993 and began to generate revenues in 1995. The Company intends to install a Nortel DMS-500 switch in the first half of 1998. On September 11, 1996, the Company and Salt River Project Agricultural Improvement and Power District ("SRP") entered into an agreement whereby SRP agreed to lease to the Company an existing fiber optic network consisting of 166 route miles, which will be expanded by SRP to 490 route miles in the Phoenix metropolitan area. The Company's rights to use this network are exclusive subject to required minimums. The Company has committed to constructing 55 miles of the network and the installation and investment of electronics equipment for the entire expanded network, at an estimated cost of $30.4 million. In June of 1997, the Company connected its downtown area network to SRP's network. The agreement with SRP will significantly reduce the Company's time to market and capital expenditures in the Phoenix metropolitan area while increasing network reach and customer access. On January 16, 1997, the Company received a Certificate of Authority from the Arizona Corporation Commission and the Company signed an interconnection agreement effective July 2, 1997 with the ILEC, U S WEST. Of the number of route miles shown in the above table under "-Existing Market Clusters and Long-Haul Networks-Combined Network Information at September 30, 1997," 166 represent route miles leased from SRP.

Long-Haul Networks

ELI's long-haul networks are, and will continue to be, built to interconnect the Company's market clusters and form an integral part of the Company's long-term strategy. Through the long-haul networks, the Company is able to capture, control and manage a larger end-to-end share of the regional communications traffic, enjoy greater margins due to the ability to keep more traffic on-net and improve customer service. Many of the Company's long-haul routes are the result of alliances with power utilities. These alliances greatly accelerate network deployment, minimize the Company's capital requirements, and optimize the synergies of the alliance partners. A brief overview of each of the Company's long-haul networks is provided below.

Phoenix to Las Vegas (Southwest Fibernet)

In 1993, the Company began construction of a long-haul transport network connecting Phoenix and Las Vegas. The completed network is 356 route miles long and contains 48 fiber strands. The Company began generating revenues from this network in 1995.

Portland to Seattle

In March 1996, the Company and a utility reached a 15-year license agreement to implement a long-haul transport network linking Portland and Seattle. This agreement grants the Company an exclusive right to use capacity from a fiber optic cable that was constructed by this utility linking Portland and Seattle, subject to attaining traffic minimums to retain exclusivity. The network is 207 miles long and contains 72 fiber strands. The Company may use 60 fiber strands for its services, including transport services, enhanced services to end-users and dark fiber leasing, which includes four strands for diverse routing. The Company was also granted the right to manage four additional fiber strands from the fiber cable in a fiber swap arrangement with another IXC in order to create a diverse SONET ring. The Company began generating revenues from this network in 1997.

Portland to Spokane

In November 1996, the Company and the same utility reached a 15-year license agreement to implement a long-haul transport network to link Portland and
Spokane.   This agreement provides for the construction of a 570-mile, 36-fiber strand network linking Portland to Spokane, of which the Company may use 24 strands for its services. Five hundred and seventeen miles of this network had been constructed as of September 30, 1997. As in the license agreement for the Portland to Seattle network, the Company will have an exclusive right to use capacity, subject to attaining traffic minimums to retain exclusivity.

Portland to Eugene

In July 1997, the Company and the same utility signed a 15-year license agreement for the construction of a joint long-haul transport network linking Portland and Eugene, Oregon. The network is scheduled to be completed by April 1, 1998, and will have approximately 140 route miles containing 72 fiber strands, of which the Company will have exclusive use of 60 for its services, subject to minimums to retain exclusivity.


Portland to Boise to Salt Lake City to Las Vegas to Los Angeles

In October 1997, the Company entered into a 20-year Pre-Construction Agreement with FTV Communications, LLC, pursuant to which FTV will construct a fiber optic communications system linking Portland, Boise, Salt Lake City, Las Vegas and Los Angeles and the Company will have the right to use 24 optical fibers for its services. The network is scheduled to be completed in the first quarter of 1999 and will have approximately 1,620 route miles.

Current Products and Services

Since its inception in 1990, the Company's product portfolio has grown from traditional competitive access provider ("CAP") services such as point-to-point connectivity for IXCs and businesses to a full array of switched voice and data services that target communications-intensive companies in both the retail and wholesale markets.

The Company's product strategy is to continue being a full-service communications provider offering customers complete "one-stop shopping" for their communications needs. By offering a diverse product portfolio, the Company creates custom-tailored product bundles that are capable of delivering innovative, turn-key solutions for customers. The Company provides facilities-based products and services over its switched broadband digital network platform. With a growing array of software-driven intelligent features, this network platform enables the Company to cost-effectively integrate high revenue generating products into its existing portfolio. The product and service offerings are divided into the following four categories: Local Telephone Services, Long Distance Services, Data and Video Services, and Network Access Services. The following table summarizes the Company's current product and service offerings:

                         Current Products and Services

Local Telephone                Long Distance                  Data and Video                      Network Access
Basic Business Lines           Retail Switched 1+ Services    Dedicated Internet Services          56 KB / 64 KB
PBX/Key Systems Trunks         Retail Dedicated 1+  Services  Frame Relay                          DS-1
Virtual Private Exchange       Wholesale Termination          International Frame Relay            DS-3
Centrex(tm)                    Conferencing                   LAN / WAN FDDI                       Disaster Recovery
Foreign Exchange Services      800 Services - Dedicated       Switched 56 KB                       Multiplexing
Voice Mail                     800 Services - Switched        Dialable Wideband Service            Collocation
Multi-Service Fractional T-1   Prepaid Debit Cards            Videoconferencing                    OC-12
Customer Premise Equipment     Travel Cards                   ISDN PRI                             Diverse Routing
Fax Mail
OC-3 / OC-3C
CLASS(tm) Services
Wholesale LTS


The following discussion summarizes the Company's primary product and service offerings.

Local Telephone Services

ELI's Local Telephone Services consist of products which involve the switching of local calls. There are three primary customer segments for Local Telephone
Service: (i) small customers (less than 10 employees) with multi-key telephone sets; (ii) medium-sized customers (10-50 employees) who use a key system, (iii) and customers with more than 50 employees who have either their own Private Branch Exchange ("PBX"), have a hybrid key system, or use the ILEC's Centrex(tm) product. ELI's Local Telephone Service products are as follows:

Basic Business Lines offer either two-way lines (calls that can be placed or received) or one-way lines (outgoing calls from the customer) to small and medium-sized businesses with certain types of customer premise equipment. Features such as call forwarding, three-way conferencing/call transfer, directory number hunting, caller/number ID and speed dialing can also be included.

PBX/Key System Trunk Interface is offered to medium and large businesses that have their own PBX or key system that require special interface equipment. ELI offers two types of interfaces: line-side or trunk-side. Trunk-side connections are used when all calls are directed to an attendant and can accommodate features such as three-way calling/call transfer, call forwarding and hunting. Line-side connections are used when calls are directed to each station line.

Virtual Private Exchange ("VPX") is an alternative to the customer's PBX, key system or ILEC-provided Centrex(tm) for medium and large businesses that require the advanced functionality of a PBX or key system, such as call park, call pick-up and last number redial. ELI's switch provides approximately 28 features for a flat monthly rate with optional features available for an additional charge. Direct inward dialing is an inherent feature of VPX. ELI also offers the Nortel electronic business sets which are designed to work with VPX, allowing customers to use features with the touch of a button. VPX can be purchased separately or with the electronic business set, and voice mail can be added for an additional monthly charge.

Foreign Exchange Service ("FEX") provides customers local telephone service from an exchange (central office) other than the exchange from which they would normally be served. Therefore, the customer would obtain access to the local calling area (free calling area) of the foreign exchange office. Customers who experience significant long distance calling between locations within the same Local Access Transport Area ("LATA") are typical users of FEX lines in order to pay one flat rate per month for these calls, rather than usage-based long distance fees.

Voice Mail offers customers the option of using ELI's voice mail product versus buying their own system. Voice mail is either offered for a flat additional fee per month or bundled with other products, such as Enhanced Business Services. Enhanced Business Service ("EBS") is a package for small business users, usually with less than 10 lines. EBS is a line with selected special features, including voice mail, offered for a flat monthly charge.

CustomLink (Multi-service Fractional T-1) is a package of services built around local telephone services. It is the bundling of local lines/trunks with DS-0s used for other services, all delivered on the same T-1. Since ELI in many cases is already taking a T-1 to the customer's premises to deliver dial tone, the customer is offered the opportunity to utilize the empty DS-0s on the T-1 for access. Other ELI services, such as dedicated long distance, frame relay or Internet, are offered at a lower rate than if these services were purchased separately.

Customer Premise Equipment ("CPE") which is provided through a partnership with various equipment vendors, makes available to the Company's customers Nortel telephone sets, "2500"-type sets and electronic business sets.

Long Distance Services

ELI's Long Distance Service is comprised of both retail and wholesale, switched and dedicated, 1+, toll-free and pre-paid services.

Retail Switched 1+ and toll-free service is offered to business customers, whereby the customer chooses ELI as its long distance/toll-free carrier and calls are routed to/from ELI through the public switched network. Customers can call intrastate, interstate, or internationally.

Retail Dedicated 1+ and toll-free service is offered to high volume business customers, whereby the customer establishes a point-to-point circuit (i.e. DS-1 or DS-3) from their switch/PBX to ELI's switch. Outbound long distance and toll-free calls are routed directly to/from ELI via this dedicated path. Customers can call intrastate, interstate, or internationally.

Wholesale Termination encompasses an array of 1+ and toll-free services providing carriers with LATA-wide termination services, enabling lower cost access to, or diversity from, the ILEC's facilities. This product aggregates the termination traffic of many carriers at ELI's switch and terminates it at a lower cost than each of the carriers could obtain individually.

Prepaid Debit Cards and Travel Cards, are product offerings allowing mobile people the ability to make long distance calls from any phone, anywhere through accessing a toll-free number and the pre-paid switch. The service can either be pre- or post-paid and sold through either retail or wholesale channels. Callers can utilize the calling card from anywhere in the United States, Canada, or 18 other countries worldwide and can make calls to anywhere in the world.

"ALL CALLS" offers switched customers lower rates when they commit to ELI long distance service plus ELI ISDN PRI or ELI local telephone services. With ALL CALLS, the customer uses ELI for all local and long distance calls they make.

Data and Video Services

The Company offers a wide range of switched and dedicated data connectivity and internetworking products. These products are marketed through both retail and wholesale channels.

Dedicated Internet Services provides access to Internet service providers and large businesses. ELI offers Internet access through frame relay, dedicated DS-1, dedicated DS-3 and shared Ethernet.

Frame Relay is a data communications alternative to traditional point-to-point networks for wide area network ("WAN") connectivity. The service provides multi-point, wide-area connectivity using frame relay packet technology that reduces the connection costs of distributed data networks. The service offers a choice of interface speeds with multiple virtual circuits possible at each site. ELI offers worldwide connectivity to its network through its frame relay partners.

LAN/WAN Services are turn-key data networking solutions that connect two or more customer locations at very high speeds, typically, 10Mbps to 100Mbps. Included in the transparent LAN service is point-to-point connectivity, installed CPE and the monitoring of the customer's network to insure connectivity. Through the service, ELI provides native LAN protocols like Ethernet, Token Ring or FDDI in a variety of configurations.

Videoconferencing is a service whereby ELI operates videoconferencing rooms in five cities in the western United States: Vancouver, Seattle, Salt Lake City, Portland and Sacramento. ELI can connect two or more of its rooms together and can tie in two other non-ELI videoconferencing rooms at the same time.

ISDN PRI provides customers with a high-speed, flexible digital access connection to ELI's network for voice, video and data applications. Applications include Internet access, telecommuting, videoconferencing and remote access to LANs or mainframes. ELI offers ISDN PRI in all of its service areas.

The Company expects to offer ATM during 1998. It is a service that formats, switches, and multiplexes various types of information, including voice, video and data at speeds ranging from T-1 (1.544 megabits per second ("Mbps")) to OC-3 (155 Mbps). ATM provides Quality of Services ("QoS") parameters based on the type of information being carried in a statistically multiplexed architecture to reduce network costs. ELI's ATM service will provide interworking between frame relay, transparent LAN and native ATM locations.

Network Access Services

The Company's dedicated point-to-point services, which include special access and digital private line services, use high capacity digital circuits to carry voice, video and data services. Services are offered in flexible configurations at standardized transmission speeds.

The Company's network services are grouped together under the name "LightLine." LightLine is a dedicated interstate and intrastate point-to-point transmission facility (private line). LightLine may require some specific equipment on the customer's premises on which the connection can be terminated. This equipment can be leased from ELI by the customer. In most cases, ELI uses its own fiber optic networks to provide LightLine services. The Company may lease facilities from another carrier if it does not have the facilities available. LightLine is labeled as four separate products differentiated by transmission speed: DS-0, DS-1, DS-3 and OC-3.

Product Strategy and Development

In addition to its voice products, the Company's strategy is to continue to expand its market role in data products. By expanding the Company's networks through Network-to-Network Interfaces ("NNIs"), the Company has created an expansive data network to deliver data solutions in the United States and internationally. To leverage these networks and expand the Company's product offerings, the Company is developing video and other high bandwidth applications. The Company believes that the wholesale market offers a strong fit with its product offerings. Database, long distance, frame relay, Internet, ISDN PRI and ATM products can offer ILECs, IXCs and other resellers the opportunity to expand their product offerings while enabling the Company to leverage its networks.

The Company is focusing its product marketing and development efforts in the following categories:

Local Telephone Services. As a supplement to basic access products, the Company is focusing on software-based, high margin services including automatic call distribution, Custom Local Area Signaling Service ("CLASS") features, enhanced fax, integrated voice and fax mail, integrated voice response and other Advanced Intelligent Network ("AIN")-based services. Expanded CPE offerings will also be developed in 1997.

Long Distance. The Company is enhancing its existing product set for both the wholesale and end-user markets by adding such services as international callback and international 800.

Data and Video. The Company is focusing on national and international network expansion and the continued development and delivery of ATM products. In addition, customer network management products are being developed, as well as switched access to frame relay and enhanced Internet services. The Company will continue to focus on developing applications for data intensive markets, with a particular focus on video applications.

Network and Strategic Services. The Company is focusing on its long-haul networks and expansion of products into the optical carrier bandwidth range, enabling customers to take full advantage of the SONET architecture and ATM offerings. The Company is also developing telecommunications services to aid in the delivery and management of electric utility services and telemetry applications.

Network

The Company views the depth and breadth of its networks as a key strategic asset. The Company's network is designed to simultaneously maximize both the amount of communications traffic that can travel over the Company's owned network facilities and the number of products and services that can be offered. Nortel DMS-500 switches are currently operating in the Portland, Seattle, Salt Lake City and Sacramento clusters, with an additional switch scheduled to be installed and operational in Phoenix in the first half of 1998. The Company's frame relay network, which is comprised of 18 state-of-the-art Cascade 9000 switches, has 30 POPs established in 26 western U.S. cities and is expected to be capable of providing ATM services during 1998. The Company has also developed an Internet backbone network providing Internet connectivity in each of its markets, which includes access on a redundant basis to the nation's three largest Internet service providers-UUNET, Sprint and MCI. The Company's data network expertise allows it to provide a broader range of telecommunications services to customers, which helps to maximize the amount of telecommunications traffic on its network.

Network Design

To maximize circuit availability for its customers, the Company designs its networks utilizing diverse fiber facilities, redundant electronics and back-up power systems including diesel generators at all switching hubs. These stringent design principles result in an overall circuit reliability of 99.99%.

The Company deploys the latest network technologies including SONET rings, integrated digital loop carrier systems, NORTEL DMS-500 switching platforms, Cascade Frame Relay and ATM switches, Titan 3/1 cross connects and Alcatel 1/0 cross connect systems. These systems are coupled together to provide a seamless telecommunications transport infrastructure that is centrally monitored and managed to deliver services to customers efficiently.

Customer access is provided via several methods, the most prevalent of which is to connect the customer location directly to the Company's network by splicing fiber laterals directly into the backbone through diverse paths. A second method for providing customer access is by way of a 38ghz DS-1 or DS-3 microwave link connecting the customer location to the Company's fiber infrastructure.
The third mechanism of providing customer access is via a leased circuit connection from a secondary facilities-based service provider to the Company's own fiber network.

In addition to providing dedicated customer access, the Company strategically builds fiber facilities to IXC and LEC POPs and co-locates its own high capacity SONET systems that provide a medium to facilitate the flow of significant traffic volumes between an IXC and LEC. Under the 1996 Act, all ILECs were mandated to provide licensed service providers access to their embedded networks (referred to as "co-location"). The Company builds diverse fiber entrance facilities to the chosen ILEC, builds out and then leases floor space adjacent to ILEC's switching facilities in order to accommodate various transport, data, and voice frequency ("VF") equipment. In doing so, the Company significantly reduces the leased circuit costs charged by the ILEC and provides a very reliable service to the end user. As of September 30, 1997, the Company had co-located in 17 ILEC offices.

Sales and Marketing

General

The Company serves retail and wholesale customers. The Company's retail customers cover a broad range of fields. Major customers include companies in the finance, government, health care, education, and Internet service provider segments, all of which have high volume and complex telecommunications requirements. Wholesale customers include IXCs, ILECs, CAPs, CLECs, travel card/debit card providers and wireless service providers. The Company competes in this market for point-to-point, high bandwidth products on the basis of price, reliability, route diversity, ease of ordering, building access and customer service. This market segment provides the Company with significant revenues at wholesale margins that contribute to fixed costs coverage. The Company focuses on serving its wholesale customers in all of its markets with a view to establishing national preferred vendor relationships. Historically, the wholesale market has accounted for approximately half of the Company's total revenues.

The Company targets the higher margin data products category in its marketing efforts to take advantage of increasing demand customers for sophisticated data communications solutions.

The Company's sales professionals utilize solutions-based consultative selling techniques whereby they gain an in-depth understanding of the customer's operations in order to develop innovative applications-specific solutions for all of the customer's needs. Each customer is managed by, and directly interfaces with, a single sales account manager who has an in-depth understanding of the customer's operations and the Company's product portfolio. Each sales account manager is supported by a team consisting of a sales engineer and customer service advisor, who have the ability to offer training to customers in new product applications. Once the sales relationship has been firmly established, the sales account manager implements a vertical sales strategy aimed at selling additional high margin, value-added, switch-based services to the customer. The Company believes that combining the consultative sales strategy with the vertical sales strategy should enable it to achieve higher margins on each account.

Sales Channels

In order to effectively market its products and services, the Company has established the following sales channels: direct retail, direct wholesale and agent. At September 30, 1997, the Company employed 53 salespeople and 43 customer care professionals.

The retail channel targets medium- to large-sized businesses. The Company utilizes a direct sales force in each market cluster. Each regional sales force is headed by a regional general manager and his/her sales team, which consists of a sales manager, sales engineers, corporate account executives, account executives and associate account executives, and local customer support personnel.

The wholesale channel targets telecommunications service providers. The Company uses a direct sales force, which is comprised of general sales managers, network service managers, national account managers and account managers.

The Company uses qualified agents in each of its operating markets to sell its products and services to a wide range of small- to medium-sized end-users.
Using agents for this account size is more cost effective than a direct sales force. Agents primarily sell local dialtone, long distance and frame relay services as well as product bundles. The Company supports its agents by providing market research and training on the Company's products and services. The Company currently uses approximately 25 agents across all of its markets and is expanding its agent program.

Competition

ILEC Competition

In each of its markets, the Company faces significant competition from the ILEC, which currently dominates the local exchange market and is a defacto monopoly provider of local switched voice services. The Company's primary ILEC competitors are U S WEST, PacBell and GTE. ILECs have longstanding relationships with their customers, have financial and technical resources substantially greater than those of the Company and benefit from federal and state laws and regulations that, ELI believes, in some instances favor the ILECs over CLECs. Under certain circumstances, FCC and state regulatory authorities may provide ILECs with increased flexibility to reprice their services as competition develops and as ILECs allow competitors to interconnect to their networks. In addition, some new entrants in the local market may price certain services to particular customers or for particular routes below the prices charged by the Company for services to those customers or for those routes, just as the Company may itself underprice those new entrants for other services, customers or routes. If the ILECs and other competitors lower their rates and can sustain significantly lower prices over time, this may adversely affect revenues of the Company if it is required by market pressure to price at or below the ILECs' prices. If regulatory decisions permit the ILECs to charge CAPs/CLECs substantial fees for interconnection to the ILECs' networks or afford ILECs other regulatory relief, such decisions could also have a material adverse effect on the Company.
However, the Company believes that the negative effects of the 1996 Act may be more than offset by (i) the increased revenues available as a result of being able to address the entire local exchange market, (ii) mutual reciprocal compensation with the ILEC that results in ELI terminating its local exchange traffic on the ILEC's network at little or no net cost to ELI, (iii) obtaining access to off-network customers through more reasonably priced expanded interconnection with ILEC networks and (iv) a shift by IXCs to purchase access services from CAPs/CLECs instead of ILECs. There can be no assurance, however, that these anticipated results will offset the effects of increased competition as a result of the 1996 Act.

Under the 1996 Act, ILECs formerly subject to anti-trust decree restrictions on interLATA (interexchange) long distance services are no longer permanently barred from entry into these businesses, subject to certain requirements in the 1996 Act and rules and policies to be implemented by the FCC and the states.
The FCC may authorize an RBOC to provide interLATA services in a state when the RBOC enters into a state utility commission-approved agreement with one or more facilities-based competitors which provide business and residential local exchange service and such agreement satisfies 14 specified interconnection requirements. In evaluating an RBOC application for interLATA entry, the FCC must consult with the U.S. Department of Justice. Alternatively, if no such facilities-based competitors request such interconnection, the RBOC may obtain authority from the FCC to provide interLATA services if the RBOC obtains state utility commission approval of a statement of generally available terms and conditions of interconnection that satisfies the requirements. If and when an RBOC obtains authority to provide interLATA services, it will be able to offer customers local and long distance telephone services. This will permit the RBOC to offer a full range of services to potential customers in a new region and thus eliminate an existing competitive advantage of the Company. Given the resources and experience the RBOCs currently possess in the local exchange market, the ability to provide both local and long distance services could make the RBOCs very strong competitors.

The 1996 Act imposes interconnection obligations on ILECs, and generally requires that interconnection charges be cost-based and nondiscriminatory. To the extent ELI interconnects with and uses an ILEC's network to service the Company's customers, ELI is dependent upon the technology and capabilities of the ILEC to meet certain telecommunications needs of the Company's customers and to maintain its service standards. ELI will become increasingly dependent on interconnection with ILECs as switched services become a greater percentage of the Company's business. However, there can be no assurance that the Company will be able to obtain the services it requires at rates, and on terms and conditions, that permit the Company to offer switched services at rates that are both profitable and competitive. However, the Company believes that the wholesale customers, and end-users that it targets, demand state-of-the-art technology, consistent high quality transmission, superior high-speed data transmission, diverse product offerings and superior customer service, all of which the Company believes it can competitively provide. In addition, historically, the Company has been able to build new networks and expand existing networks in a more timely and economical manner than most CAP or CLEC competitors through strategic arrangements such as leasing fiber optic cable from others that already possess rights-of-way and have facilities in place.
The Company intends to use its experience and presence in the telecommunications industry to further develop and expand its existing telecommunications infrastructure.

CLEC Competition

The Company's facility-based operational CLEC competitors in the markets in which the Company operates include: MCI Metro, Inc.; MFS Telecommunications, Inc.; Teleport Communications Group, Inc.; Brooks Fiber; NEXTLINK
Communications, Inc.; and GST Telecommunications, Inc.

Based on management's experience, the initial market entrant with an operational fiber optic CLEC network generally enjoys a competitive advantage over other CLECs that later enter the market. The Company believes that it is well positioned in each of its existing clusters due to a combination of factors, including its early entry into the Portland, Seattle and Salt Lake City markets, its full-service capabilities, its commitment to superior customer service and the depth of its network coverage.

In each of the clusters in which ELI operates, at least one other CLEC, and in some cases several other CLECs, offers many of the same local telecommunications services provided by the Company, generally at similar prices.

Competition From Others

Potential and actual new market entrants in the local telecommunications services business include RBOCs entering new geographic markets, IXCs, cable television companies, electric utilities, international carriers, satellite carriers, teleports, microwave carriers, wireless telephone system operators and private networks built by large end users, many of which may have financial, personnel and other resources substantially greater than those of ELI. In addition, the current trend of business combinations and alliances in the telecommunications industry, including mergers between RBOCs, may increase competition for the Company. With the passage of the 1996 Act and the entry of RBOCs into the long distance market, the Company believes that IXCs may be motivated to construct their own local facilities or otherwise acquire the right to use local facilities and/or resell the local services of the Company's competitors.

Dedicated Services

Competition for dedicated services is based on price, quality, network reliability, customer service, service features and responsiveness to the customer's needs. The Company believes that its reliable, state-of-the-art digital networks, which offer significant transmission capacity at competitive prices, will allow it to compete effectively with the ILECs, which may have not yet fully deployed fiber optic networks in many of the Company's target markets. The Company's fiber optic networks will provide both diverse access routing and redundant electronics, design features not widely deployed within the ILEC's networks.

High-Speed Data Service

The Company's competitors for high-speed data services include major IXCs, CAPs, other CLECs, and various providers of niche services (e.g., Internet access providers, router management services and systems integrators). The interconnectivity of the Company's markets may create additional competitive advantages over other data service providers that must obtain local access from the ILEC or another CLEC in each market or that cannot obtain intercity transport rates on as favorable terms as the Company.

Internet Services

The market for Internet access and related services in the United States is extremely competitive, with no substantial barriers to entry. The Company expects that competition will intensify as existing services and network providers and new entrants compete for customers. The Company's current and future competitors include telecommunications companies, including the RBOCs, IXCs, CLECs and CATVs, and other Internet access providers. Many of these competitors have greater market presence and greater financial, technical, marketing and human resources, more extensive infrastructure and stronger customer and strategic relationships than the Company. The Company believes that it has a competitive advantage because of its existing Internet backbone network providing Internet connectivity in each of its market clusters, which includes access on a redundant basis to the three largest Internet providers.

Operations/Information Technology

The Company views the establishment of a superior information technology platform as a key strategic advantage in the execution of its goal to operate effectively and deliver superior customer service. The Company has created business relationships with selected software support organizations known for state-of-the-art solutions.

The Company views its commitment to customer satisfaction as a key success factor. The Company focuses on ensuring the Company's processes are aligned with customer needs and satisfaction. The Company offers high-quality service with its state-of-the-art network technology, integrated operations and superior customer support. The Company has implemented an integrated network management and maintenance system designed to monitor and test the Company's networks 24 hours a day, seven days a week and is developing a fully integrated superior customer care system from three leading vendors which will automate the entire order management process (i.e., order placement, design, provisioning and billing preparation) for both wholesale and retail customers. The order placement, design and provisioning components of the order management system have been installed and are operational. A new customized billing system and an up-to-the minute trouble ticket tracking module, which is an enhancement of the management and maintenance system, are being installed and are expected to be operational and integrated into the information system by the end of the first quarter of 1998.

The current billing management system is capable of producing a single bill detailing all of the products and services provided to both wholesale and retail customers. The Company is installing a new billing system, which will allow the Company to bill for incremental services and unique product bundles in a more rapid and cost-efficient manner. The Company expects to complete the implementation of the system by the first quarter of 1998.

The Company's goal is to have an efficient operating structure in place for administering, provisioning and maintaining the Company's products and services so as to become a low-cost telecommunications provider, while delivering superior customer service.

Employees

As of September 30, 1997 the Company employed 482 persons. None of the Company's employees are represented by a union, and the Company considers its employee relations to be excellent.

Properties

General

The Company manages its operations through its corporate headquarters, located in Vancouver, Washington. In addition, the Company has local offices and warehouse facilities in Portland, Seattle, Sacramento, Phoenix and Salt Lake City. Currently, all of the Company's office and warehouse space is leased. The Company also leases network hub and network equipment installation sites in various locations throughout the metropolitan areas in which it provides products and services. The office, warehouse and other facilities leases expire on various dates through July 2014. Additional facilities will be needed as the Company expands its markets. Management believes that the Company will be able to lease space as needed on acceptable terms. The Company owns a 6.6-acre parcel of land in Vancouver, Washington, on which it is constructing its new corporate headquarters building. The Company believes its facilities are, and the new building will be, suitable and adequate for its purposes.


Lease

In June 1995 the Company entered into agreements to lease certain equipment to be constructed for the Company (the "Lease"). The lessor has agreed to commit up to a maximum of $110,000,000 of the cost of purchasing and installing the equipment. Rental obligations for the equipment commenced in June 1995, and, with renewal options, will expire on April 30, 2002. The Company may, at its option, purchase the equipment either at or before the end of the Lease at a price approximating the amounts expended by the lessor to acquire and install the leased equipment. If the Company does not purchase the equipment by April 30, 2002, it will be sold to a third party and the Company will guarantee that the sales price to be received by the lessor will equal the acquisition and installation costs, subject generally to a maximum payment under the guarantee of 80% of such costs. Payments under the Lease depend on then current interest rates, and assuming continuation of current interest rates and full utilization of the lease facility, payments would amount to approximately $6,500,000 annually through April 30, 2002 and, assuming exercise of the purchase option, approximately $110,000,000 in 2002. Citizens has guaranteed all obligations of ELI under the Lease and ELI will pay Citizens a guarantee fee of 3.25% per annum of the amount of the lessor's investment in the leased assets. See "Relationship with Citizens-Citizens' Guarantee of ELI's Obligations."

Legal Proceedings

On June 30, 1997, the Company filed a lawsuit in the U.S. District Court in Seattle, Washington, against U S WEST, Electric Lightwave v. U S WEST Communications, Inc., alleging that U S WEST was illegally blocking competition in local telephone service. The lawsuit charges that U S WEST was violating federal and state antitrust laws, as well as various federal and state regulatory statutes, by failing to provide adequate interconnection services and facilities to enable ELI to provide quality services to its customers. ELI is seeking an unspecified amount of damages to be determined by a jury. In addition, ELI is seeking an injunction to prohibit U S WEST from discriminating against ELI and its customers when it provides interconnection facilities and equipment. As indicated under "Risk Factors - Dependence Upon Interconnection and Relationship with ILECs," to the extent ELI interconnects with and uses U S WEST's networks to service the Company's customers, ELI is dependent upon the technology and capabilities of U S WEST to meet the telecommunications needs of the Company's customers and to maintain ELI's service standards. ELI will become increasingly dependent on interconnection with U S WEST as switched services become a greater percentage of ELI's business. In the event the outcome in the lawsuit is unfavorable it would not have a materially adverse effect on the Company's financial condition and results of operations since the Company expects that U S WEST would continue to provide at least the current level of interconnection services and facilities to the Company.

                             GOVERNMENT REGULATION

ELI's services are subject to federal and state regulation. In general, ELI's interstate and international telecommunications services are regulated by the FCC. ELI's intrastate services are regulated by the public utilities commission of each state in which ELI operates. Nationally, the recent trend has been for federal and state legislators and regulators to permit and encourage additional competition in the local telecommunications industry. ELI believes this public policy trend should contribute to an increase in the Company's market opportunities, although the pace and extent of such positive benefits cannot be predicted with any precision.

Federal Regulation

The FCC exercises regulatory jurisdiction over all facilities of, and services offered by, telecommunications common carriers to the extent those facilities are used to provide, originate or terminate interstate or international communications. The FCC has established through its rules different levels of regulation for "dominant" carriers and "nondominant" carriers. For domestic interstate telecommunications services, only the ILECs (subject to limited exceptions that are not material) are classified as dominant carriers, and all other carriers are classified as nondominant carriers. Additionally, to the extent a BOC is engaged in out-of-region long distance services it is also classified as nondominant as to those services. Non-BOC ILEC-affiliated long distance services are classified as nondominant regardless of whether conducted inside or outside the ILEC service area. The FCC regulates many of the rates, charges and services of dominant carriers to a greater degree than those of nondominant carriers. As a result of its nondominant carrier status, the Company believes it has significant flexibility to respond to changes in interstate market conditions on a timely basis.

As a nondominant carrier, ELI may install and operate facilities for domestic interstate communications without prior FCC authorization. ELI is presently required to tariff certain of its domestic interstate tariff services. The FCC has promulgated rules to eliminate tariffing of interstate long distance services. Those rules have been stayed during the pendency of judicial review. If and when these rules are allowed to go into effect, the Company will no longer be required to file FCC tariffs for its interstate long distance services. Additionally, under a recent FCC order, CLECs, including ELI, are no longer required to file tariffs for interstate exchange access services. As a provider of international long distance services, ELI obtained FCC operating authority and maintains an international tariff. ELI is also required to submit certain periodic reports to the FCC and to pay regulatory fees.

Telecommunications Act of 1996

The national public policy framework for telecommunications was changed dramatically by the 1996 Act. A central focus of this sweeping policy reform was to open local telecommunications markets to workable competition. ELI believes that the 1996 Act has begun and will continue to result in substantial changes in the marketplace that largely are favorable for the Company.

The 1996 Act preempts state and local laws to the extent that they prevent competitive entry into the provision of any telecommunications service. Under the 1996 Act, however, states retain authority to impose on carriers, including ELI, requirements necessary to preserve universal telecommunications service, protect public safety and welfare, ensure quality of service and protect consumers. States are also responsible for mediating and arbitrating interconnection agreements between CLECs and ILECs if voluntary negotiations fail.

In order to create an environment in which local competition is a practical possibility, the 1996 Act imposes a number of access and interconnection requirements on all local telecommunications providers. All local carriers, including ELI, must interconnect with other carriers, permit resale of their services, provide local telephone number portability and dialing parity, provide access to poles, ducts, conduits, and rights-of-way, and complete calls originated by competing carriers under reciprocal compensation or mutual termination arrangements.

The 1996 Act also imposes some additional specific obligations on ILECs (although certain small and rural ILECs may qualify for exemption from some of these obligations). In particular, ILECs must allow interconnection at any technically feasible point, provide interconnection service quality at least equal to that provided to their own customers and other carriers, provide nondiscriminatory access to unbundled network elements at any technically feasible point at cost-based rates, provide wholesale discounts to carriers who wish to resell ILEC services, give notice of network changes, provide physical co-location, and negotiate in good faith with competitors. ELI believes its opportunity for success in local telephone service markets is enhanced as a result of these obligations imposed by federal law on ILECs. The access offered by the 1996 Act to physical co-location, unbundled local loops and resale discounts will give the Company the opportunity to expand the geographic reach of its services in advance of facilities construction. Full implementation of these provisions of the 1996 Act will require further federal and state rule makings, industry negotiations, and possible legal enforcement actions and remedies. Portions of the FCC's rules implementing interconnection, particularly those related to the FCC's imposition of pricing methodology upon state regulators, have been vacated by a federal appellate court (as discussed below under "-Court of Appeals Decision." The appellate court found that, under the 1996 Act, the states are the primary arbiters of charges for interconnection, unbundled access, resale and the prices for the transport and termination of calls. However, ELI should be able to continue and expand its CLEC operations under a variety of negotiated interconnection arrangements and state interconnection rules and policies, state arbitrated agreements, public policy processes and judicial proceedings.

RBOCs have generally been barred from participating in the market for interLATA (primarily long distance) services since the break up of the Bell System in 1984. Under the 1996 Act, an RBOC now is allowed to provide interLATA services outside of its local telephone service region. RBOC interLATA long distance entry will increase the level of competition faced by ELI's retail long distance services. However, ELI believes that RBOCs providing long distance service outside their telephone service areas may represent new potential customers of ELI's wholesale services.

The 1996 Act also authorizes the FCC to allow an RBOC to provide interLATA services within its local telephone service area in a state in which the RBOC has satisfied certain conditions.

During 1996 and 1997 the FCC took several additional actions with respect to competitive local telecommunications pursuant to the 1996 Act.

On August 1, 1996, the FCC issued an order amending its pole attachment rules to reflect the 1996 Act by requiring utilities, including ILECs and most electric companies, to make poles, conduit and rights-of-way available to certain carriers, including CLECs, at reasonable cost and on a nondiscriminatory basis. Several utilities have appealed the FCC order to the U.S. Court of Appeals, which has not yet issued a decision.

On August 8, 1996, the FCC issued an order containing rules providing guidance to the ILECs, CLECs, long distance companies and state public utility commissions ("PUCs") on several provisions of the 1996 Act. The rules include, among other things, FCC guidance on: (i) discounts for end-to-end resale of ILEC local exchange services; (ii) availability of unbundled local loops and other unbundled ILEC network elements; (iii) the use of Total Element Long Run Incremental Costs in the pricing of these unbundled network elements; (iv) average default proxy prices for unbundled local loops in each state; (v) mutual compensation proxy rates for termination of ILEC/CLEC local calls; and (vi) the ability of CLECs and other interconnecters to opt into portions of interconnection agreements negotiated by the ILECs with other parties on the basis of the ability to "pick and choose" among the provisions of an existing agreement. See below for a discussion of the Eighth Circuit Court of Appeals decision overturning certain aspects of this order.

The 1996 Act requires the FCC to establish explicit mechanisms for subsidizing service to rural areas, low-income customers, schools and libraries, and rural health care providers. On May 8, 1997, the FCC adopted an Order in its universal service proceeding to implement this mandate. All telecommunications carriers, including ELI and other CLECs, are required under that Order to contribute to a federal universal service fund. Schools, libraries and other entities eligible for universal service support represent a potential target market for the Company. The availability of such support will assist such entities in obtaining advanced telecommunications and information services, thus potentially increasing demand for services of the type the Company provides. Most states are expected to implement state-specific universal service funds to supplement the federal programs. All carriers, including ELI, will be required to contribute to those state and federal funds. At this time, the Company is unable to quantify the total amount of these payments it will be required to make or the effect these required payments will have on its financial condition.

In a combined Report and Order and Notice of Proposed Rulemaking released on December 24, 1996, the FCC made changes and proposed further changes in the interstate access charge structure. In the Report and Order, the FCC removed restrictions on the ILECs' ability to lower access prices and proposed the relaxation of the regulation of new switched access services in those markets where there are other providers of access services. If any such increased pricing flexibility is allowed but is not effectively monitored by federal regulators, it could have a material adverse effect on the Company's revenues from interstate access services. However, the Company believes this potential impact will be limited by the fact that its private line revenues are only partially derived from bypass of ILEC switched access services. On May 16,

1997, the FCC released an order revising its access charge rate structure. The new rules substantially increase the costs that ILECs subject to the FCC's price cap rules ("price cap LECs") recover through monthly, non-traffic sensitive access charges and substantially decrease the costs that price cap LECs recover through traffic sensitive access charges. In the May 16 order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules to be established sometime this year that grant price cap LECs increased pricing flexibility upon demonstrations of increased competition (or potential competition) in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels may have a material adverse effect on the Company's ability to compete in providing interstate access services. However, the Company also believes it may benefit from certain aspects of the FCC's access charge restructuring. Under the FCC's rules, which are the subject of a petition for reconsideration, the Company will no longer be required to pay a portion of ILEC access charges (the terminating interconnection charge) by connecting directly to ILEC end offices. Additionally, the Company may be able to differentiate its access prices from those of competing ILECs by eliminating certain other rate elements. Several parties have appealed the May 16 order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Eighth Circuit where they are currently pending.

As part of the overall plan to lower interstate access rates, the FCC also released an order on May 21, 1997, in which the FCC revised its price cap rules. In the order, the FCC increased the so-called X-Factor (the percentage by which price cap LECs must lower their interstate access charges every year, net of inflation and exogenous cost increases) and made it uniform for all price cap LECs. The results of these rule changes will be both a one-time overall reduction in price cap ILEC interstate access charges and an increase in the rate at which those charges will be reduced in the future. Several parties have appealed the May 21 order. Those appeals have been consolidated and transferred to the United States Court of Appeals for the Tenth Circuit where they are currently pending.

Court of Appeals Decision

Various parties, including ILECs and state PUCs, filed appeals of the FCC's August 8, 1996 interconnection order, many of which were consolidated and transferred to the U.S. Court of Appeals for the Eighth Circuit. On July 18, 1997, the Eight Circuit rendered its decision, which held that, in general, the FCC does not have jurisdiction over prices for interconnection, resale, leased unbundled network elements and traffic termination. The Eighth Circuit also overturned the FCC's "pick and choose" rules as well as certain other FCC rules implementing the 1996 Act's local competition provisions. In addition, the Eighth Circuit decision substantially limits the FCC's authority to enforce the local competition provisions of the 1996 Act. The FCC has indicated that it will seek Supreme Court review of the decision.

In the short term the Company believes that the Eighth Circuit decision will not have a material adverse effect on it, because the Company already has interconnection agreements in place, or expects to have such agreements in place, under the provisions of the FCC's order and the 1996 Act which were not invalidated by the Court. The decision does not delay the implementation of the 1996 Act by the parties and by the state PUCs, but rather eliminates the guidance on pricing and pick and choose as well as other issues that the FCC sought to provide to the parties and the state PUCs.

In the long term, the Eighth Circuit's decision makes it more likely that the rules governing local competition will vary from state to state. Most states have already begun to establish rules for local competition that are consistent with the FCC rules overturned by the Eighth Circuit. If a patchwork of state regulations were to develop, it could increase the Company's costs of regulatory compliance and could make competitive entry in some markets more difficult and expensive than in others.

State Regulation

Most state public utilities commissions require telecommunications providers such as ELI to obtain operating authority prior to initiating intrastate services. Most states also require the filing of tariffs or price lists and/or customer-specific contracts. In the states in which ELI currently operates, ELI is not subject to rate-of-return or price regulation. ELI is subject, however, to state-specific quality of service, universal service, periodic reporting and other regulatory requirements, although the extent of such requirements is generally less than that applicable to ILECs. ELI currently has intrastate operating authority in the following states:

Arizona: ELI is authorized as a competitive provider to provide intrastate long distance statewide and other intrastate services in all U S WEST service territories pursuant to tariff.

California: ELI is authorized as a Competitive Local Carrier to provide basic local service within PacBell and GTE Corp. service territories and other intrastate services statewide pursuant to tariff. ELI has a pending application to provide basic local service within the service territory of Roseville Telephone Co.

Idaho: ELI is authorized to provide basic local service to business customers with more than five lines in U S WEST service territory in Southern Idaho and other intrastate services statewide pursuant to tariff.

Minnesota: ELI is authorized to provide intrastate long distance statewide and local services in the greater Minneapolis-St. Paul metropolitan area pursuant to tariff.

Nevada: ELI is authorized to provide intrastate services statewide, excluding points within the Citizens Telecommunications Company of Nevada service territory, pursuant to price list.

Oregon: ELI is authorized as a Competitive Telecommunications Provider to provide intrastate long distance service statewide and local exchange services in the greater Portland metropolitan area. ELI is not required to file tariffs, price lists or contracts.

Utah: ELI is authorized as a Competitive Telecommunications Company to provide intrastate services statewide pursuant to price list or customer-specific contracts.

Washington: ELI is authorized as a Competitive Telecommunications Company to provide intrastate services statewide pursuant to price list or customer-specific contracts.

Local Government Authorizations

ELI generally is required to obtain street opening and construction permits from city and county authorities prior to installing or expanding its fiber optic network facilities. In most states in which ELI currently operates as a CLEC, it must first obtain a franchise or license from each incorporated city and town, and sometimes from each county, in which it wishes to utilize public rights of way. The franchise or license establishes the overall terms, conditions and fees for use of the rights of way in the particular jurisdiction. In California, ELI and other holders of certification from the California Public Utilities Commission are not required to obtain municipal franchises nor pay franchise fees.

The 1996 Act now provides that while local governments may continue to manage the public rights of way, they may not impose conditions on companies like ELI which constitute barriers to entry in the telecommunications market. Further, the 1996 Act requires that municipal right-of-way authorizations be granted on a nondiscriminatory basis and that any fees be reasonable.

THE LOCAL TELECOMMUNICATIONS SERVICES INDUSTRY

On January 1, 1984, AT&T (then referred to as the "Bell System") divested itself of the Bell Operating Companies (the "BOCs"), which were transferred to seven holding companies. Following this divestiture (the "Divestiture"), each BOC continued to conduct local telephone and other telecommunications business in geographically defined areas, referred to as "Local Access and Transport Areas" or "LATAs."

Prior to the Divestiture, the BOCs and "independent" local exchange telephone companies not affiliated with the Bell System had government-regulated monopolies for most local telephone services. The Divestiture encouraged the growth of competition for long distance services and equipment manufacturing by prohibiting the BOCs from entering these markets. However, the BOCs retained monopoly control over the market for local telephone services. Competition in the long distance market accelerated dramatically and, by the end of 1995, AT&T's long distance competitors had captured approximately 40% of the interstate long distance market.

The Divestiture did not directly provide for competition in local markets.
After the Divestiture, however, a number of factors served to promote competition in some local telecommunications market segments, including (i) increasing customer desire for an alternative to the ILEC monopoly, particularly among business customers, prompted in part by competition in the long distance market, (ii) technological advances in the transmission of data and video requiring greater capacity and reliability levels than copper-based ILEC networks were able to accommodate, (iii) a monopoly position and rate of return-based pricing structure that provided little incentive for the ILECs to upgrade their networks or meet specialized customer needs, (iv) the development of fiber optics and digital electronic technology, which combined the ability to economically build a high-capacity digital network with the ability to transmit voice, data and video signals at high speeds and (v) the significant "access charges" that long distance carriers were required to pay to the ILECs to originate and terminate long distance telephone calls on the ILECs' networks.

The first competitors in the local market were designated as "competitive access providers" or "CAPs" by the FCC because they provided special access services (e.g., dedicated lines for local access links to long distance networks). Initially, CAPs provided special access (dedicated access lines) by installing fiber optic facilities connecting long distance carriers' POPs within a metropolitan area and, in some cases, connecting end users (primarily large businesses) to long distance carriers' POPs. CAPs also provided private line services connecting multiple locations of a single end user within a local market area with dedicated fiber optic lines. CAPs used the technological advantage and substantial capacity and economies of scale inherent in fiber optic technology to offer customers service that initially was generally less expensive and of higher quality than could be obtained from the ILECs, due in part to the ILECs' copper-based facilities and higher overhead costs. In addition, CAPs generally offered shorter installation and repair intervals and improved reliability in comparison to the ILECs. In recent years, the ILECs steadily have been increasing the amount of fiber used in their networks, thereby decreasing the competitive advantage held by the CAPs in the special access and private line markets.

As CAPs proliferated during the latter part of the 1980s, federal and some state regulators issued rulings which permitted and sometimes encouraged local competition and opened some local market segments to new entrants. These rulings allowed CAPs to offer a number of new services, including, in certain states, certain switched services (but not basic local exchange telephone service). A series of state public utility commission decisions beginning in 1989 and FCC decisions beginning in 1991 requiring expanded interconnection (or "co-location") permitted CAPs to interconnect their networks with the largest ILECs' networks. This expanded interconnection gave CAPs the option to access customers by either leasing facilities from an ILEC through a co-location arrangement or installing extensions to the CAP's own network, depending on the relative cost and other factors. Beginning in 1994, a few states permitted CAPs, including ELI, to become "competitive local exchange carriers" or "CLECs," and thus to begin providing local exchange services, primarily to business customers. By the time the 1996 Act was adopted, approximately half the states had removed legal prohibitions on the provision of competitive local exchange service. Legal and regulatory restrictions in the remaining states will be significantly reduced by the 1996 Act.

While many companies have been organized over the last decade to provide CAP or CLEC services, only a few have grown to significant size. These large CAPs and CLECs operate in multiple local markets and have acquired a number of smaller CAPs. Recently, new CAPs or CLECs have been created, primarily to serve small markets.

The competitive position of the CAPs and CLECs has been improved by the regulatory commissions of an increasing number of states, which have encouraged competition in various aspects of the intrastate local telecommunications market. The intrastate local market consists of intrastate access services, basic local exchange services and local private line special access services. While the majority of state initiatives were originally limited to intrastate private line and special access services, many states are in the process of changing their statutes or regulations to permit competition for switched services, including basic local exchange telephone services. Those states that have not made these changes will be required to do so under the 1996 Act.

                                  MANAGEMENT

Executive Officers and Directors

The executive officers and directors of the Company and their respective ages and positions are set forth below.

Name                            Age     Title
----                            ---     -----

Leonard Tow                     69      Chairman of the Board
Daryl A. Ferguson               58      Vice Chairman of the Board and Chief
                                        Executive Officer
David B. Sharkey                47      President, Chief Operating Officer
                                        and Director
Robert J. DeSantis              41      Vice President, Chief Financial
                                        Officer and Treasurer
James Berthot                   52      Vice President - Marketing and
                                        Product Development
Todd Hanson                     36      Vice President - Engineering
Randall Lis                     38      Vice President - Staff Operations
Michael J. Miller               41      Vice President - Planning
Kerry Rea                       39      Vice President and Controller
John Wolff                      51      Vice President - Sales
Ernest D. Yates                 52      Vice President - Operations
Stanley Harfenist               66      Director
Robert A. Stanger               57      Director
Maggie Wilderotter              42      Director

Leonard Tow has been a director and Chairman of the Board of the Company since August 1994. Mr. Tow has been a director of Citizens since April 1989. In June 1990, he was elected Chairman of the Board and Chief Executive Officer of Citizens. In October 1991, he was appointed to the additional position of Chief Financial Officer of Citizens. He has also been a Director, Chief Executive Officer and Chief Financial Officer of Century Communications Corp. since its incorporation in 1973, and Chairman of its Board of Directors since October 1989.

Daryl A. Ferguson, has been a director of the Company since September 1995 and Vice Chairman of the Board and Chief Executive Officer of the Company since October 1997. Mr. Ferguson has been President and Chief Operating Officer of Citizens since June 1990. Mr. Ferguson was Vice President, Administration of Citizens from July 1989 through March 1990 and Senior Vice President, Operations and Engineering of Citizens from March 1990 through June 1990. From April 1987 through July 1989, Mr. Ferguson was President and Chief Executive Officer of Microtecture Corporation. He is currently also a Director of Centennial Cellular Corp.

David B. Sharkey joined ELI as President and Chief Executive Officer in August 1994, has been a director since September 1995, and Chief Operating Officer since October 1997. Mr. Sharkey has 29 years of telecommunications experience. Prior to joining ELI, from 1989 to 1994, he held the position of Vice President and General Manager at Mobile Media, Inc., a radio common carrier provider. Mr. Sharkey spent 21 years with New Jersey Bell Telephone and AT&T in technical operations and sales & marketing.

Robert J. DeSantis, Vice President, Chief Financial Officer and Treasurer of the Company since August 1994, has been Vice President and Treasurer of Citizens since October 1991. Mr. DeSantis was Assistant Treasurer of Citizens from June 1986 through September 1991 and was Assistant to the Treasurer of Citizens from January 1986 to June 1986.

James Berthot joined ELI as Vice President of Marketing and Product Development in July 1995. Prior to joining ELI, from January 1990 to July 1995, Mr. Berthot was Director of Marketing and Public Relations for Century Telephone Enterprises, Inc.'s Telephone Group, where he led marketing, sales and public relations activities. Mr. Berthot has served as Sales Director for The Information Line, a joint venture with United Telecommunications (Sprint) and

Volt Information Sciences Inc. He has more than 25 years experience in the high-technology industry including management positions with Southwestern Bell Corporation and AT&T.

Todd Hanson joined ELI as Vice President of Engineering in June 1995. Prior to joining ELI, from 1993 to 1995, Mr. Hanson served as Vice President of Network Engineering for MFS Telecom, where he was responsible for network planning and technology on a national basis. Mr. Hanson was Senior Director of Project Management and Access Engineering at AT&T Canada in 1992 and 1993. Mr. Hanson's experience comprises 13 years of telecommunications management including positions with Sprint, AT&T Canada and MFS in the areas of engineering, operations and project management.

Randall Lis joined ELI as Vice President-Operations in February 1995 and has served as Vice President-Staff Operations since April 1996. Prior to joining ELI, from 1993 to 1995, Mr. Lis was General Manager of the Mid-Atlantic Region of Nextel Communications. His nearly 20 years of telecommunications experience includes positions with Southwestern Bell Corporation and Ram Mobil Data. From 1985 through 1993, Mr. Lis held several positions with Metromedia and Metromedia Paging, in which he served as Business Manager, General Manager and Senior Director of Operations.

Michael J. Miller joined ELI as Director of Accounting in March 1994, was promoted to Vice President of Finance in October 1995 and became Vice President-Planning in September 1997. Prior to joining ELI, from February 1988 to December 1993, Mr. Miller was Manager of Financial Planning and Analysis for NERCO, Inc., a diversified natural resource company in Portland, Oregon. At NERCO, Mr. Miller performed economic analyses and evaluations for the operations, accounting and marketing groups. He is a Certified Public Accountant.

Kerry D. Rea joined ELI as Vice President and Controller in October 1997. Prior to joining ELI, Mr. Rea served as Controller for the Portland, Oregon-based operations of Mattel, Inc. (since March 1997), and its predecessor Tyco Toys, Inc. (from November 1989 to March 1997). Mr. Rea, a certified public accountant, previously worked in various accounting and finance positions for Tyco's predecessor as well as working seven years in public accounting.

John Wolff joined ELI as Vice President-Sales in October 1994.    Mr. Wolff has
25 years in the telecommunications industry with experience in sales, marketing, operations, and training. Mr. Wolff was employed by New Jersey Bell and AT&T for 16 years. From 1980 to 1983, Mr. Wolff acted as the personal representative of the Vice President of Sales of AT&T on the Divestiture Reorganization Committee. After the breakup of the Bell System in 1983, he served as General Sales Manager at AT&T Communications. Mr. Wolff left AT&T in 1985 to join Metromedia Paging Service, Inc., as Director of Sales and Marketing, where he remained until 1987, when he left to join SBC. Mr. Wolff was with SBC from 1987 until 1992, and Mobil Media from 1992 until 1994, at which time he joined the Company.

Ernest D. Yates joined ELI as Senior Director of Sales in February 1995. In September 1995 he was promoted to Vice President-Administration and has served as Vice President-Operations since April 1996. Prior to joining ELI, Mr. Yates, from 1965 through 1995, was employed by AT&T and Southwestern Bell Corporation where he held various sales, technical and general management positions. Mr. Yates is currently responsible for the implementation of ELI's new order tracking, provisioning and billing systems as well as operations in all ELI-staffed cities.

Stanley Harfenist has been a director of the Company since October 1997. Mr. Harfenist has been a director of Citizens since 1992. He has been President and Chief Executive Officer of Adesso, Inc., a manufacturer of hardware for the Macintosh computer since 1994. He was President, Chief Operating Officer and Director of Players International, Inc. from 1985 to 1993, an Officer of Sega Enterprises from 1982 to 1984 and an Officer of Knickerbocker Toy Company, Inc. from 1978 to 1982.

Robert A. Stanger has been a director of the Company since October 1997. Mr. Stanger has been a director of Citizens since 1992. He has been Chairman of Robert A. Stanger & Company, an investment banking and consulting service since 1978. Mr. Stanger is Publisher of The Stanger Real Estate Report. Mr. Stanger has been a director of Callon Petroleum Company, Inc. since 1995, which is in the business of exploration and production of oil and natural gas.

Maggie Wilderotter has been a director of the Company since October 1997. Ms. Wilderotter has been President and Chief Executive Officer of Wink Communications since 1997. From 1995 to 1997, Ms. Wilderotter was the Executive Vice President of National Operations for AT&T Wireless Services, Inc. and Chief Executive Officer of AT&T's Aviation Communications Division. From 1991 to 1995, she served as Senior Vice President of McCaw Cellular Communications, Inc. and Regional President of its California/Nevada/Hawaii Region. Ms. Wilderotter was with U.S. Computer Services, Inc./Cable Data, as Senior Vice President and General Manager from 1985 to 1991. She is also a director of Gaylord Entertainment Corporation, ANTEC Corporation, Airborne Express, Jacor and the California Cable Television Association.

Each executive officer of the Company who is also an executive officer of Citizens expects to dedicate as much time as is necessary to the Company and its business, which will necessarily vary from time to time.

Board Composition

Directors are elected annually. The Board presently consists of six members, four of whom are associated with Citizens and one of whom is independent of both Citizens and ELI. Following the Offering, the Board will be increased to consist of seven members to add an additional independent director. At each annual meeting of the Company's stockholders at which directors are elected, the holders of Class A Common Stock and Class B Common Stock (all of which will be held by Citizens) may vote for directors. The holders of Class A Common Stock are entitled to one vote per share of Class A Common Stock and the holders of Class B Common Stock are entitled to ten votes per share of Class B Common Stock. Each director who is not an employee of either the Company or Citizens is entitled to receive an annual retainer of $20,000, an additional $1,000 plus reasonable expenses for attending each meeting of the Board of Directors, $1,000 annually for each committee of the Board of Directors for which such director serves as chairman and an annual grant of options for 5,000 shares of Class A Common Stock of the Company, exercisable at an exercise price per share equal to the market price of the Class A Common Stock on the date of grant. In connection with the Offering, each director who is not an employee of either the Company or Citizens will also receive a grant of options for 10,000 shares of Class A Common Stock of the Company, exercisable at an exercise price per share equal to the initial public offering price of the Class A Common Stock.

Compensation Committee

The Board of Directors of ELI has established a Compensation and Benefits Committee to address and make recommendations with respect to the compensation of executive officers and the establishment of compensation and benefit plans. There was no Compensation Committee of the Company during fiscal year 1996. Mr. Sharkey, as a member of the Board of Directors of the Company, participated in deliberations regarding executive officer compensation.

Audit Committee

The Board of Directors has established an Audit Committee to meet with and consider suggestions from members of management, as well as with the Company's independent accountants, concerning matters of internal controls. The Audit Committee also will have the responsibility to review the audited financial statements of the Company and consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services.

Executive Compensation

The following table shows compensation paid to, deferred or accrued for the benefit of, the Company's Chief Executive Officer during 1996 and each of the four remaining most highly compensated executive officers (the "Named Executive Officers") for all services rendered to ELI during the three most recent fiscal years ended December 31, 1996.

                          SUMMARY COMPENSATION TABLE

                                           Annual Compensation                    Long-term Compensation
                               ------------------------------------------  ----------------------------------------
                                                                                   Awards                Payouts
                                                                           ------------------------

                                                                                         Securities
                                                                                         Underlying    Long-term        All Other
                                                             Other Annual   Restricted    Options/   Incentive Plan  Compensation
                                Salary   Salary    Bonus(2)  Compensation  Stock Awards   SARs (3)       Payouts          (4)
Name and Position(1)             Year      $          $          $               $          (#)            $               $
--------------------            ------  --------  ---------  ------------  ------------  -----------  -------------  ------------
David B. Sharkey                  1996   155,833   80,000        -               -         17,039          -           26,703
President and CEO                 1995   150,000   75,000        -               -             -           -                -
                                  1994    79,612        -        -               -         23,267          -                -

John Wolff                        1996   127,500   40,000        -               -          7,987          -            4,750
VP-Sales                          1995   120,000   40,000        -               -             -           -           15,535
                                  1994    30,000        -        -               -         11,326          -            4,681

Randall Lis                       1996   114,125   40,000        -               -          7,987          -           32,163
VP-Staff Operations               1995    99,634   30,000        -               -         11,327          -           18,450
                                  1994         -        -        -               -             -           -               -

Todd Hanson                       1996   131,401   40,000        -               -             -           -            3,651
VP-Engineering                    1995    95,804   40,000        -               -         16,490          -           30,338
                                  1994         -        -        -               -             -           -                -

Ernest Yates                      1996   107,833   40,000        -               -          7,987          -            3,997
VP-Operations                     1995    71,942   18,000        -               -             -           -           34,907
                                  1994         -        -        -               -             -           -                -

__________________
(1) Messrs. Ferguson and DeSantis are executive officers of Citizens. Their 1996 compensation for services to ELI does not place any of them among the five most highly compensated executive officers of the Company. Mr. Sharkey was Chief Executive Officer of the Company from August 1994 until October 1997, when Mr. Ferguson became Chief Executive Officer.
(2) Bonus amounts awarded were for performance for the stated Salary Year, notwithstanding determination of the bonus amount in the subsequent year.
(3) All Options in this column are exercisable for shares of common stock, par value $.01 per share, of Citizens. Options are adjusted to reflect stock dividends paid subsequent to date of grant. All awards shown are options granted under the Citizens Utilities Company Management Employee Incentive Plan or its successor Plan, the Employee Incentive Plan. In 1996, no compensation was paid to any executive officer or employee in stock or restricted stock of ELI, and no stock options or SARs denominated in stock of ELI were awarded or granted to any executive officer or employee of ELI.
(4) Represents the Company's matching contribution to each executive's 401(k) plan. Additionally represents $25,453 which represents the 1996 economic benefit of split-dollar life insurance for Mr. Sharkey, $28,271 and $222 for relocation allowances paid to Mr. Lis and Mr. Yates, respectively, in 1996, and $9,935, $18,450, $28,898 and $33,610 for relocation allowances paid to Messrs. Wolff, Lis, Hanson and Yates in 1995.



The following table sets forth the options granted to the Named Executive Officers in 1996. All of the options listed below relate only to options to purchase shares of Citizens' common stock. No options or stock appreciation rights relating to the Company's Common Stock, and no stock appreciation rights relating to Citizens' common stock, were granted in 1996. Options relating to the Company's Common Stock will be granted as of the effective date of the Offering to the Named Executive Officers. See "-Equity Incentive Plan."

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR


                         NUMBER OF       % OF TOTAL
                         SECURITIES     OPTIONS/SARs      EXERCISE
                         UNDERLYING      GRANTED TO        OR BASE                  GRANT DATE
                        OPTIONS/SARs    EMPLOYEES IN      PRICE AT      EXPIRATION    PRESENT
        NAME           GRANTED (#)(1)    FISCAL YEAR   GRANT ($/SH)(2)     DATE     VALUE $(3)
-------------------    --------------   ------------   ---------------  ----------  ----------
David B. Sharkey            16,000                 1%       $12.19        02/15/06     $39,030
John Wolff                   7,500                .3%        12.19        02/15/06      12,456
Randall Lis                  7,500                .3%        12.19        02/15/06      12,456
Todd Hanson                     -                 -           -               -            -
Ernest Yates                 7,500                .3%        12.19        02/15/06      12,456

______________
(1) All options are for shares of common stock of Citizens. All options become exercisable at the rate of 20% per year on February 15, 1997, 1998, 1999, 2000 and 2001.
(2) Fair Market Price at time of grant.
(3) Based on the Black-Scholes option pricing model adapted for use in valuing executive stock options. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance the value realized, if any, by an executive will be at or near the value estimated by the Black-Scholes model. The estimated values under that model are based on arbitrary assumptions as to variables such as interest rates, stock price volatility and future dividend yield. The pricing model assumes a dividend yield of 6.2%, a riskless rate of return of 5.6%, a seven-year term of exercise and volatility of 0.198.



The following table sets forth option and stock appreciation rights exercised by the Named Executive Officers during 1996 and the number and value of options held by them at December 31, 1996. All of the options listed below relate only to Citizens' common stock. There were no outstanding stock appreciation rights relating to Citizens' common stock at December 31, 1996. No exercises occurred during 1996 of options or stock appreciation rights relating to the Company's Common Stock and, at December 31, 1996 there were no outstanding options or stock appreciation rights relating to the Company's Common Stock.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                         AND FY-END OPTION/SAR VALUES

                                                                                                    VALUE OF
                                                                   NUMBER OF                      UNEXERCISED
                             SHARES            VALUE              UNEXERCISED                     IN-THE-MONEY
                          ACQUIRED ON        REALIZED           OPTIONS/SARs AT                 OPTIONS/SARs AT
        NAME              EXERCISE(#)            $            FISCAL YEAR-END (#)              FISCAL YEAR-END($)
 --------------------   ----------------  -------------  ------------------------------  ------------------------------
                                                         Exercisable    Unexercisable    Exercisable    Unexercisable
                                                         ------------  ----------------  ------------  ----------------
David B. Sharkey              0                 0           9,304           31,001             0              0
John Wolff                    0                 0           4,453           14,783             0              0
Randall Lis                   0                 0           2,265           17,050             0              0
Todd Hanson                   0                 0           3,298           13,192             0              0
Ernest Yates                  0                 0               0            7,987             0              0

All numbers are as of December 31, 1996 and reflect adjustment for stock dividends paid subsequent to the date of grant. The closing price of Citizens' common stock on December 31, 1996 was $11.125.

Equity Incentive Plan


The Board of Directors established an Equity Incentive Plan (the "Plan") in October 1997, which has been approved by the sole stockholder. The purpose of the Plan is to provide incentives for high levels of performance and productivity by employees of the Company or a company controlled by or controlling the Company or under common control with the Company or an individual who performs services for the Company as a director, consultant or otherwise. The Plan is intended to strengthen the Company's existing operations through its ability to attract and retain outstanding employees upon whose judgment, initiative and efforts the continued efficiency, productivity, growth and development of the Company is dependent. The Plan became effective on October 15, 1997 and will remain in effect for 10 years. No awards will be granted more than 10 years after the effective date of the Plan.

As of the effective date of the Offering, (i) Randy Lis, John Wolff, Earnest Yates, Todd Hansen, James Berthot and Michael Miller, executive officers of the Company, will each be granted options for 146,000 shares of Class A Common Stock of the Company, (ii) Robert J. DeSantis, an executive officer of both the Company and Citizens, and Stanley Harfenist, a director of both the Company and Citizens, will each be granted options for 90,000 shares of Class A Common Stock of the Company, (iii) options for 680,000 shares of Class A Common Stock will be granted to other officers of ELI, (iv) options for an aggregate of 116,000 shares of Class A Common Stock will be granted to four officers of Citizens who are expected to render services to ELI either directly or through the Administrative Services Agreement and (v) options for 464,000 shares of Class A Common Stock will be granted to other employees of ELI. All of such options are exercisable at an exercise price per share equal to the initial public offering price of the Class A Common Stock.

Grants of restricted shares of Class A Common Stock were made to the following directors and named executive officers: Daryl Ferguson 125,000 shares; David Sharkey 125,000 shares; Leonard Tow 125,000 shares; Todd Hanson 15,000; Randall Lis 15,000 shares; John Wolff 15,000 shares; and Ernst Yates 15,000 shares. Seven other key employees of the Company received grants of a total of 100,000
shares.   The restrictions will lapse, as to one-third of the shares on the later of the first anniversary of the date of this Prospectus or the attainment of the Company of at least $100,000,000 of revenues in a travelling 12-month period; as to the second-third of the shares, on the later of the second anniversary of the date of this Prospectus or the attainment of at least $125,000,000 of revenues of a travelling 12-month period; and as to the remainder of the shares, on the later of the third anniversary of the date of this Prospectus or the attainment of at least $155,000,000 of revenues of a travelling 12-month period; (in each case, provided that the officer is an employee of the Company or Citizens on the "lapse" date) except that the restrictions on Dr. Tow's shares will lapse only if the Company attains revenues of at least $13,000,000 for the month of January 2001 or for any month thereafter. Dr. Tow's continued employment on the lapse date is not a condition to the lapse of the restrictions.

All employees of the Company and its affiliate companies and persons who render services directly or indirectly to the Company as director, consultant or otherwise are eligible for selection to participate in the Plan. Awards granted under the Plan consist of stock options or other stock-based awards relating to shares of the Company's Class A Common Stock. The maximum number of shares of Common Stock which may be issued pursuant to awards is no more than 4,170,600 shares. Under the Plan, no individual may be granted share-denominated performance awards in any calendar year covering more than 500,000 shares and dollar value-denominated performance awards in any calendar year covering more than $750,000 in dollar value. No awards will be granted more than ten years after the effective date of the Plan.

The Plan is administered by the Compensation Committee of the Board of Directors. Subject to the express provisions of the Plan, the Compensation Committee is authorized, among other things, to (a) grant awards to eligible individuals; (b) determine the terms and conditions of each award; (c) establish and modify performance objectives; and (d) modify or amend any award unless the effect adversely and materially affects the rights of any recipient. If the Compensation Committee so determines, any action or discretion delegated in the Plan to the Compensation Committee, including the grant of awards, may be carried out by, or delegated to, the Board of Directors or the stockholders.

Under the Plan, a Stock Option, which may be a nonqualified or an incentive stock option, may be granted either alone or in conjunction with one or more other awards. The exercise price, except in the discretion of the Compensation Committee in the case of new employees or others who commence to render services, shall be equal to or greater than the 85% of the fair market value of the underlying Common Stock on the date of grant. The term of each Stock Option shall be also determined by the Compensation Committee but may not exceed ten years from the date of grant. Upon exercise, the option price of each Stock Option is payable by the option holder in cash or, in the sole discretion of the Compensation Committee, through the delivery of shares of the Company's Common Stock valued at their fair market value, or in a combination of cash and shares. The Compensation Committee may grant a replacement Stock Option to an option holder to replace the shares which the option holder delivered to Company. The Compensation Committee may also accept the surrender of the right to exercise any Stock Option for payment in cash or shares or any combination thereof. The Compensation Committee may also grant stock appreciation rights, free standing or in tandem with Stock Options, which entitle the holder thereof to receive a similar payment at his or her election.

The Plan also authorizes the Compensation Committee to grant other stock-based awards to eligible individuals, which consist of awards that are valued in whole or in part by reference to, or otherwise based on, the Company's Common Stock and may include, but are not limited to, restricted stock, performance shares, phantom shares, and deferred stock. Subject to the terms of the Plan, the Compensation Committee may determine any and all terms and conditions of other stock-based awards. The performance objectives determined by the Committee for each performance share award shall be based on: stock price; market share; sales; earnings per share; operating cash flow; free cash flow; net income or loss; net income or loss adjusted to exclude specified items such as gain or losses from extraordinary or non-recurring items and non-cash expense and income and before specified expense items such as interest, depreciation, amortization and income taxes; EBITDA; revenues; return on equity or assets; cost control; or a combination of any of the foregoing. Payment or settlement of other stock-based awards will be in cash or in shares of the Company's Common Stock or in any combination thereof as the Compensation Committee determines in its sole discretion. The Compensation Committee may permit the payment of withholding taxes due in connection with awards under the Plan by the withholding of shares to be issued under the award or by the participant's delivery of other shares of Common Stock of the Company.

Awards may include terms which provide that any or all of the following actions may occur as a result of, or in anticipation of, any "Change in Control" (as defined below) to assure fair and equitable treatment of participants: (i) acceleration of time periods for purposes of vesting, or realizing gain from, any outstanding award; (ii) purchase of any outstanding award from the holder for its equivalent value, as determined by the Compensation Committee; (iii) adjustments or modifications to outstanding awards, including the modification or elimination of restrictions and performance goals, as the Compensation Committee deems appropriate to maintain and protect the rights and interests of participants. A "Change in Control" is defined to mean the occurrence of any of the following events: (i) a person or group (other than Citizens) becomes the owner of stock having 20% or more of the total number of votes that may be cast for the election of directors of the Board; (ii) a consolidation or merger or sale of assets in which the Company is not the surviving corporation or pursuant to which the Company's stock will be converted into cash, securities or other property or a sale, lease, exchange or other transfer of 51% or more of the assets of the Company; or (iii) as a result of any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing Transactions, the persons who are members of the Board before the Transaction shall cease to constitute a majority of the Board of the Company.

These provisions in the Plan allowing the Compensation Committee and the Board to award accelerated vesting upon a Change in Control could in some circumstances have the effect of an "antitakeover" defense because, as a result of these provisions, a Change in Control of the Company could be more difficult or costly.

The Plan is subject to suspension, amendment, modification or termination at any time by the Company's Board of Directors or the stockholders. However, no amendment or modification would become effective unless approved by the affirmative vote of the stockholders of the Company if such approval is necessary or deemed desirable for the continued validity of the Plan or its compliance with any tax or securities law rule or regulation of any stock exchange or stock market, or other legal or regulatory, requirement.

                                 PENSION PLAN

Citizens has a noncontributory qualified retirement plan covering Mr. Sharkey that provides benefits based on formulas related to base salary and years of service. Benefits shown are not subject to reduction for Social Security payments. The following table illustrates the estimated annual plan pension benefits available to Mr. Sharkey upon retirement at age 65 assuming a preretirement death benefit election of 100% joint and survivorship benefits. The remuneration classifications are based on the highest five-year average annual salary (subject to the limitation of the Internal Revenue Code of 1986 on the amount of annual compensation which may be credited to a participant's retirement benefits) and the years of service represent years of credited service.

                              Pension Plan Table


                                             Years of Service
                                             ----------------
        Remuneration         5               10              15          20
                           -----           ------          ------      ------
        (000 Omitted)
        -------------
$160.....................   12               25              37          49

Full years of credited service for Mr. Sharkey are two.

                          RELATIONSHIP WITH CITIZENS

General

Upon completion of the Offering, Citizens will own 100% of the outstanding Class B Common Stock of the Company which will represent approximately 97.5% of the combined voting power of all of the outstanding Common Stock (or approximately 97.16% if the Underwriters' over-allotment options are exercised in full). For so long as Citizens continues to own shares of Common Stock representing more than 50% of the combined voting power of the Common Stock of the Company, Citizens will be able, among other things, to determine any corporate action requiring approval of holders of Common Stock, including the election of the entire Board of Directors of the Company, certain amendments to the Certificate of Incorporation and By-Laws of the Company and approval of certain mergers and other control transactions, without the consent of the other shareholders of the Company. See "Description of Capital Stock."

In addition, through its beneficial ownership of Common Stock and, following the Offering, its control of the Board of Directors, Citizens will be able to control certain decisions, including decisions with respect to the Company's dividend policy, the Company's access to capital (including borrowing from third-party lenders and the issuance of additional equity securities), mergers or other business combinations involving the Company, the acquisition or disposition of assets by the Company and any change in control of the Company. Citizens has advised the Company that Citizens has no present plan or intention other than to hold all of the Class B Common Stock beneficially owned by it for the foreseeable future. Citizens has no agreement with the Company not to sell or distribute such shares, other than pursuant to the Underwriting Agreement in which Citizens has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities exchangeable into or exercisable or exchangeable for Common Stock or file any registration statement under the Securities Act with respect to any of the foregoing for a period of 180 days from the date of this Prospectus without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives. There can be no assurance concerning the period of time during which Citizens will maintain its beneficial ownership of Common Stock.

Beneficial ownership of at least 80% of the total voting power and value of the outstanding Common Stock is required in order for Citizens to continue to include the Company in its consolidated group for federal income tax purposes. Completion of the Offering made by this Prospectus may terminate the consolidated group which includes the Company. Beneficial ownership of at least 80% of the total voting power and at least 80% of any class of nonvoting capital stock is required in order for Citizens to be able to effect a tax-free spin-off. The Company's relationship with Citizens will also be governed by agreements to be entered into in connection with the Offering with Citizens, including an Administrative Services Agreement, a Tax Sharing Agreement, an Indemnification Agreement, a Customers and Service Agreement and a Registration Rights Agreement, the material terms of which are described below. In addition, by virtue of its controlling beneficial ownership and the terms of the Tax Sharing Agreement between the Company and Citizens, Citizens will effectively control all of the Company's tax decisions, and conflicts of interest regarding tax matters between the Company and Citizens may arise. See "-Tax Sharing Agreement".

The descriptions set forth below are intended to be summaries, and while material terms of the agreements are set forth herein, the descriptions are qualified in their entirety to reference to the relevant agreement filed as an exhibit to the Registration Statement of which this Prospectus is a part.

Administrative Services Agreement

The Administrative Services Agreement (the "Administrative Services Agreement") provides for Citizens to continue to provide certain financial management services, information services, legal and contract services, human resources services and corporate planning services to the Company. Under the terms of the Administrative Services Agreement, all of the services will be rendered by Citizens subject to the oversight, supervision and approval of ELI, acting through its Board of Directors.

The administrative costs to be paid by ELI to Citizens pursuant to the Administrative Services Agreement are not expected to exceed the fees that would be paid if such services were to be provided by an independent third party.

The Administrative Services Agreement will become effective upon the public offering of shares of Class A Common Stock, and shall terminate on December 31, 2005, unless earlier terminated by Citizens or ELI. The Administrative Services Agreement will be automatically renewed for additional terms of two years unless either party gives at least six months written notice prior to a scheduled termination date. The Administrative Services Agreement can be terminated upon a material breach and will be terminated upon a change of control of ELI. A change of control shall be deemed to have occurred if (i) Citizens or the companies controlled by Citizens should own shares representing less than a majority of the voting power of the then outstanding common stock; (ii) majority of the seats of the board of directors shall be occupied by persons who are neither (a) nominated by Citizens or by the board of directors of ELI, nor (b) appointed by directors of ELI so nominated or (iii) any person or group other than Citizens and companies controlled by Citizens shall otherwise directly or indirectly have the power to exercise a controlling influence over ELI.

Tax Sharing Agreement

The Company has heretofore been included in Citizens' federal consolidated income tax group. After the Offering it is expected that the Company will no longer be included in the federal consolidated income tax group although, depending upon the aggregate value of the Common Stock owned by Citizens after the Offering, the Company may continue to be so included. In such case the Company's federal income tax liability would be included in the consolidated federal income tax liability of Citizens and its subsidiaries. The Company may also be included with certain Citizens subsidiaries in combined, consolidated or unitary income tax groups for state and local tax purposes. The Company and Citizens will enter into a federal, state and local tax-sharing agreement (the "Tax Sharing Agreement"). Pursuant to the Tax-Sharing Agreement, the Company and Citizens will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain adjustments, will generally be determined as though the Company were to file separate federal, state and local income or franchise tax returns (including, except as provided below, any amounts determined to be due as a result of a redetermination of the tax liability of Citizens arising from an audit or otherwise). The Company will be responsible for any tax liability due any foreign jurisdiction arising from its business activities. The Tax Sharing

Agreement will remain in effect so long as any taxing jurisdiction requires the filing of a combined tax return by both Citizens and ELI.

If the Company continues to be included in Citizens' federal consolidated income tax group, Citizens will continue to have all the rights of a parent of a consolidated group. If so provided for by applicable state and local law with respect to a parent of a combined, consolidated or unitary group Citizens will have similar rights. Citizens will have sole and exclusive responsibility for
(i) preparing any tax returns (including amended returns or claims for refund) of the Company; (ii) representing the Company with respect to any tax audit or tax contest; (iii) engaging outside counsel and accountants with respect to tax matters regarding the Company; and (iv) performing such other acts and duties with respect to the Company's tax returns as Citizens determines is appropriate. Under the Administrative Services Agreement, the amounts that the Company will pay Citizens will encompass reimbursement to Citizens for all direct and indirect costs and expenses incurred with respect to the Company's share of the overall costs and expenses incurred by Citizens with respect to tax related services.

In general, the Company will be included in Citizens' consolidated group for federal income tax purposes for so long as Citizens beneficially owns at least 80% of the total voting power and value of the outstanding common stock. Each member of a consolidated group is jointly and severally liable for the federal income tax liability of each other member of the consolidated group. Accordingly, although the Tax Sharing Agreement allocates tax liabilities between the Company and Citizens, during the period in which the Company is included in Citizens' consolidated group, the Company could be liable in the event that any federal tax liability is incurred, but not discharged, by any other member of Citizens' consolidated group. See "Risk Factors - Control by Citizens."

Indemnification Agreement

The Company and Citizens have entered into an indemnification agreement (the "Indemnification Agreement"). The Indemnification Agreement provides that each party thereto (the "Indemnifying Party") will indemnify the other party thereto and its directors, officers, employees, agents and representatives (the "Indemnified Party") for liabilities under federal or state securities laws as a result of the Offering, including liabilities arising out of or based upon alleged misrepresentations in or omissions from the Registration Statement, of which this Prospectus is a part, and for liabilities that may be incurred by the Indemnified Party relating to, resulting from or arising out of (i) the businesses and operations conducted or formerly conducted, or assets owned or formerly-owned, by the Indemnifying Party and its subsidiaries (except, in the case where Citizens is the Indemnifying Party, such businesses, operations and assets of the Company and its subsidiaries) or (ii) the failure by the Indemnifying Party to comply with any other agreements executed in connection with the Offering, except to the extent caused by the Indemnified Party.

The Indemnification Agreement also provides that the Company will indemnify Citizens for any liabilities incurred by Citizens under any guarantees of ELI's obligations or liabilities of the Company and that the Company will pay Citizens for its direct costs, if any, of maintaining such guarantees.

Registration Rights Agreement

The Company and Citizens have entered into a Registration Rights Agreement (the "Registration Rights Agreement"). The Registration Rights Agreement provides that, upon the request of Citizens, the Company will use its best efforts to effect the registration under the applicable federal and state securities laws of any of the shares of Common Stock (and any other securities issued in respect of or in exchange therefor) held by Citizens for sale in accordance with Citizens' intended method of disposition thereof and will take such other actions necessary to permit the sale thereof in other jurisdictions, subject to certain specified limitations. Although as of the date of this Prospectus, Citizens has advised the Company that Citizens has no current plan or intention other than to hold its shares of Class B Common Stock for the foreseeable future, Citizens will also have the right, which it may exercise at any time and from time to time, to include the shares of Common Stock held by it in certain other registrations of common equity securities of the Company initiated by the Company on its own behalf or on behalf of its other shareholders. Citizens will pay the out-of-pocket costs and expenses of registration for registrations which it initiates. The Company has agreed to pay all out-of-pocket costs and expenses (other than underwriting discounts and commissions) in connection with registrations initiated by the Company or others in which Citizens participates. Subject to certain limitations specified in the Registration Rights Agreement, such registration rights will be assignable by Citizens and its assigns. The Registration Rights Agreement contains indemnification and contribution provisions (i) by Citizens and its permitted assigns for the benefit of the Company and related persons and (ii) by the Company for the benefit of Citizens and the other persons entitled to effect registrations of Common Stock and related persons.

Customers and Service Agreement

The Company and Citizens have entered into a Customers and Service Agreement (the "Customers and Service Agreement"). The Customers and Service Agreement contains provisions prohibiting the Company from competing with Citizens for customers in Citizens' existing service areas and in certain new lower density territories which Citizens will have been first to enter after the Offering. Citizens has agreed that it will not compete with the Company in the service territories in which the Company is currently providing services and in certain new higher density territories which the Company will have been first to provide services after Offering. Neither Citizens nor ELI may solicit an existing wholesale customer of the other company for services which such customer is currently receiving under contract from the other company. The relevant provisions are intended to permit the Company to continue all activities in which it currently engages, and to expand into related markets. The Customers and Service Agreement will remain in effect until Citizens ceases to own a majority of the voting interest of the capital stock of the Company or its designees cease to constitute a majority of the directors.

Citizens' Guarantees of ELI's Obligations

Citizens has guaranteed all obligations of ELI under a lease of certain equipment described under "Business-Properties." Effective with the Offering, ELI has agreed to pay Citizens a guarantee fee equal to 3.25% per annum of the amount of the lessor's investment in the leased assets. See
"Business-Properties-Lease."

In October, 1997, the Company arranged for a bank commitment for a five-year $400 million revolving Credit Commitment. Citizens has agreed, subject to receiving regulatory authorization, to substitute its guarantee of all debt obligations under such Credit Commitment for that of certain subsidiaries of Citizens within 90 days of the Closing of the Credit Commitment. Effective with the Offering, ELI has agreed to pay Citizens a guarantee fee equal to 3.25% per annum of the average balance of outstanding debt.

Citizens and ELI have agreed that, if Citizens intends to reduce its economic interest in ELI to less than 50%, Citizens will be entitled to request ELI to refinance its obligations under the Lease and the Credit Commitment and ELI shall be obligated to use its best efforts to do so. This refinancing would occur when Citizens reduces its economic interest in ELI to less than 50%.

Telecommunications Services

Citizens has leased "dark" fiber optic lines from ELI for which Citizens has agreed to pay an annual fee of $360,000. Also, Citizens and ELI have agreed to combine their purchases of long-haul services in an arrangement with a long distance company in order to receive a lower unit cost. ELI has agreed to reimburse Citizens for the cost of ELI's usage and pay an additional fee consisting of 5% of such cost. In 1996, ELI paid Citizens a total of approximately $7.6 million. The agreement was replaced effective May 1, 1997 with a 24-month term agreement which removed the 5% additional fee.



Conflicts of Interest

Conflicts of interest may arise between the Company and Citizens in a number of areas relating to their past and ongoing relationships, including potential acquisitions of businesses or properties or other corporate opportunities, potential competitive business activities, the election of a new or additional directors, payment of dividends, incurrence of indebtedness, tax matters, financial commitments, marketing functions, indemnity arrangements, registration rights, administration of benefits plans, service arrangements, issuances of capital stock of the Company, sales or distributions by Citizens of its remaining shares of Common Stock and the exercise of Citizens of its ability to control the management and affairs of the Company. The Customers and Service Agreement contains certain noncompete provisions; however, in many circumstances, the Company and Citizens are free to engage in competition with one another.

The Company and Citizens may enter into material transactions and agreements in the future in addition to those described above. The Board will utilize such procedures in evaluating the terms and provisions of any material transactions between the Company and Citizens or its affiliates as the Board may deem appropriate in light of its fiduciary duties under the state law. In any such evaluation, the Board may rely on management's statements and opinions and may or may not utilize outside experts or consultants or obtain independent appraisals or opinions.

The six current directors of the Company include Leonard Tow, Chairman of the Board and Chief Executive Officer of Citizens, who is Chairman of the Board of the Company, Daryl A. Ferguson, President and Chief Operating Officer of Citizens, who is Vice Chairman of the Board of the Company, and Stanley Harfenist and Robert Stanger, directors of Citizens. Also, Mr. Ferguson is Chief Executive Officer of the Company and Robert J. DeSantis, an executive officer of Citizens is an executive officer of the Company. Directors and officers of the Company who are also directors and officers of Citizens will have conflicts of interest with respect to matters potentially or actually involving or affecting the Company or Citizens, such as acquisitions, financing and other corporate opportunities that may be suitable for the Company and Citizens. To the extent that such opportunities arise, such directors may consult with their legal advisors and make a determination after consideration of a number of factors, including whether such opportunity is within the Company's line of business or consistent with its strategic objectives and whether the Company will be able to undertake or benefit from such opportunity. In addition, determination may be made by the Board, when appropriate, by the vote of the disinterested directors only. Notwithstanding the foregoing, there can be no assurance that conflicts will be resolved in favor of the Company.

So long as the Company remains a subsidiary of Citizens, the directors and officers of the Company will, subject to certain limitations, be indemnified by Citizens and insured under insurance policies maintained by Citizens against liability for actions taken or omitted to be taken in their capacities as directors and officers of the Company, including actions or omissions that may be alleged to constitute breaches of the fiduciary duties owed by such persons to the Company and its shareholders. This insurance may not be applicable to certain of the claims which Citizens may have against the Company pursuant to the Indemnification Agreement or otherwise.

                             SECURITIES OWNERSHIP

ELI Common Stock

No shares of Class A Common Stock were outstanding or beneficially owned prior to the Offering. Immediately after the Offering, the only shares of Class A Common Stock that will be outstanding are those that will be issued in the Offering (including any shares issued upon exercise of the Underwriters' over-allotment options). All of the 41,165,000 shares of Class B Common Stock outstanding are beneficially owned by Citizens. Accordingly, upon consummation of the Offering, Citizens will own Common Stock representing approximately 79.62% of the economic interest in the Company (77.38% if the Underwriters' over-allotment options are exercised in full) and representing approximately 97.5% of the combined voting power of the Company's outstanding Common Stock (or 97.16% if the Underwriters' over-allotment options are exercised in full).

The following table provides information, as of September 30, 1997, and as adjusted to reflect the sale of 10,000,000 shares of Class A Common Stock by ELI in the Offering, with respect to the beneficial ownership of the Company's Common Stock by each person known by ELI to be the beneficial owner of more than 5% of any class of the Company's voting securities. As of September 30, 1997 none of the directors nor any of the executive officers of the Company beneficially owned any shares of Class A Common Stock or Class B Common Stock. See "Management-Equity Incentive Plan" for a discussion of the grant of restricted shares of Class A Common Stock to directors and officers in connection with the Offering.

                          Class A                  Class B
                          Common Stock             Common Stock
                          -----------------------  ----------------------  Percent of Vote of
                           Number of                Number of              All Classes of
Name and Address(1)         Shares          %        Shares         %      Common Stock
-------------------       ------------ ----------  ----------- ----------  --------------------
Citizens Utilities
Company.................       0          0%        41,165,000    100%             97.5%

---------------------

(1)  The address of Citizens is High Ridge Park, Stamford, Connecticut 06905.

Citizens Common Stock

The following table reflects shares of common stock of Citizens beneficially owned (or deemed to be beneficially owned pursuant to the rules of the Securities and Exchange Commission) as of September 15, 1997 by each director and Named Executive Officer of the Company and all executive officers and directors of the Company as a group.

                                                                                 Acquirable        Percentage of
Name                                  Title                  Shares Owned     Within 60 Days(1)    Common Stock(2)
----                                  -----                  ------------     -----------------    ---------------

Daryl A. Ferguson               Vice Chairman and CEO             325,874               306,875            *
Todd Hanson                     Vice President                     10,829                 6,880            *
Stanley Harfenist               Director                           51,074                37,787            *
Randall Lis                     Vice President                      7,661                 6,390            *
David B. Sharkey                President and Director             18,519                18,115            *
Robert A. Stanger               Director                           40,206                37,787            *
Leonard Tow                     Chairman                8,929,254/(3)(4)/         2,835,530/(4)          3.6%
John Wolff                      Vice President                      7,738                 6,391            *
Earnest Yates                   Vice President                      5,743                 1,666            *
All Officers and Directors as
a group                                                    9,544,529/(5)/        3,393,249/(5)/          3.9%

 _____________________________

*  Represents less than 1% of Citizens' common stock.
(1) Reflects number of shares that could be purchased by exercise of options available as of September 15, 1997 or within 60 days thereafter under Citizens' stock option plans.
(2) Based on number of shares outstanding at, or acquirable within 60 days of, September 15, 1997.
(3) Includes 4,812,549 shares of Citizens' common stock owned by Century Communications Corp. of which Leonard Tow is Chairman of Board, Chief Executive Officer, Director and, together with his wife, the holder of a majority ownership interest in its common stock. These shares are included in the above table as required by the definition of beneficial ownership of the Securities and Exchange Commission. Except to the extent of such indirect interest, Leonard Tow disclaims beneficial ownership of any of these shares of common stock of Citizens.
(4) Includes 17,438 shares of Citizens' common stock held by his wife as custodian for her minor grandchildren and 37,787 shares of Citizens' common
stock acquirable by his wife within 60 days.   Leonard Tow disclaims beneficial
ownership of all such shares.
(5) Share information is qualified as described in the previous footnotes.

                         DESCRIPTION OF CAPITAL STOCK

Prior to the consummation of the Offering, ELI will amend its Certificate of Incorporation to change its authorized capital stock to 180,000,000 shares, including 110,000,000 shares of Class A Common Stock, $.01 par value per share, 60,000,000 shares of Class B Common Stock, $.01 par value per share, and 10,000,000 shares of preferred stock, $.01 par value per share (the "Preferred Stock"). Upon completion of the Offering, there will be no preferred stock outstanding and Citizens will own of record all of the outstanding shares of Class B Common Stock. See "Securities Ownership."

The following summary description relating to the capital stock of the Company does not purport to be complete. The rights of the holders of ELI's capital stock will be set forth in ELI's Certificate of Incorporation, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The summary set forth below is qualified by reference to such exhibit and to the applicable provisions of the Delaware General Corporation Law (the "DGCL").

Common Stock

The preferences and relative rights of the Class A Common Stock and Class B Common Stock are substantially identical in all respects, except for voting rights and exchange rights.

Voting Rights

Each share of Class A Common Stock entities the holder to one vote and each share of Class B Common Stock entities the holder to 10 votes on each matter to be voted upon by the holders of the Common Stock. The holders of the shares of Class A Common Stock and Class B Common Stock vote as one class on all matters to be voted on by stockholders, including, without limitation, the election of directors and any proposed amendment to the Certificate of Incorporation of ELI that would increase the authorized number of shares of Common Stock or any class thereof or any other class or series of stock or decrease the number of authorized shares of any class or series of stock (but not below the number thereof then outstanding), except as required by the DGCL.

Neither the holders of Class A Common Stock nor the holders of Class B Common Stock have cumulative voting rights. For a discussion of the effects of the disproportionate voting rights of the Class A Common Stock and Class B Common Stock, see "Risk Factors--Control by Principal Stockholder" and "--Conflicts of Interest."

Dividends

Each share of Common Stock is entitled to receive dividends from funds legally available therefor if, as and when declared by the Board of Directors of ELI. Class A Common Stock and Class B Common Stock share equally, on a share-for-share basis, in any dividends declared by the Board of Directors. If at any time a distribution of the Class A Common Stock or Class B Common Stock is to be paid in shares of Class A Common Stock, Class B Common Stock or any other securities of the Company or any other person, such dividends may be declared and paid only as follows: (1) a share distribution consisting of Class A Common Stock to holders of Class A Common Stock and Class B Common Stock, on an equal per share basis; or to holders of Class A Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of Class B Common Stock consisting of shares of Class B Common Stock on an equal per share basis; (2) a share distribution consisting of Class B Common Stock to holders of Class B Common Stock and Class A Common Stock, on an equal per share basis; or to holders of Class B Common Stock only, but in such event there shall also be a simultaneous share distribution to holders of Class A Common Stock consisting of shares of Class A Common Stock on an equal per share basis; and (3) a share distribution of shares of any class of securities of the Company or of any other person other than the Common Stock, either on the basis of a distribution of identical securities, on an equal per share basis to the holders of Class A Common Stock and Class B Common Stock, or on the basis of a distribution of one class of securities to the holders of Class A Common Stock and another class of securities to holders of Class B Common Stock, provided that the securities so distributed do not differ in any respect, other than relative voting rights and related differences, in designations, exchange and share distribution provisions, with the holders of Class B Common Stock receiving the class having the higher relative voting rights, provided that if the securities so distributed constitute capital stock of a subsidiary of the Company, such rights shall not differ to a greater extent than the corresponding existing differences in voting rights, designations, exchange and distribution provisions between Class A Common Stock and Class B Common Stock. If the Company shall in any manner subdivide or combine the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other class of Common Stock shall be proportionally subdivided or combined in the same manner and on the same basis as the outstanding shares of

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

Class A Common Stock or Class B Common Stock, as the case may be, that have been subdivided or combined.

Exchange

Under the Certificate of Incorporation, each share of Class B Common Stock is exchangeable at any time and from time to time at the option of the holder thereof into one share of Class A Common Stock. The Class A Common Stock has no exchange rights.

Other

Stockholders of ELI have no preemptive or other rights to subscribe for additional shares. All holders of Common Stock, regardless of class, are entitled to share equally on a share-for-share basis in any assets available for distribution to stockholders on liquidation, dissolution or winding up of ELI. No shares of the Common Stock are subject to redemption or a sinking fund. All outstanding shares are, and all shares offered by this Prospectus will be, when sold, validly issued, fully paid and nonassessable. ELI may not subdivide or combine shares of Common Stock without at the same time proportionally subdividing or combining shares of the other classes.

Preferred Stock

The Company's Board of Directors is authorized to provide for the issuance of Preferred Stock in one or more series and to fix the designations, preferences, powers and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, exchange rights, voting rights, redemption price and liquidation preference and to fix the number of shares to be included in any such series. Any such Preferred Stock so issued may rank senior to the Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding up, or both. In addition, any such shares of Preferred Stock may have class or series voting rights.

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Common Stock is the Illinois Stock Transfer Company.


                        SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of the Offering, there will be 10,535,000 shares of Class A Common Stock issued and outstanding (12,035,000 if the Underwriters' over-allotment options are exercised in full) and 41,165,000 shares Class B Common Stock issued and outstanding. The 10,000,000 shares of Class A Common Stock to be sold in the Offering will be tradable without restriction by persons other than "affiliates" of ELI. The shares of Class B Common Stock and any Class A Common Stock issued upon exchange of Class B Common Stock held or to be held by Citizens will be deemed "restricted securities" within the meaning of the Securities Act, and, as such, may not be sold in the absence of registration under the Securities Act or an exemption therefrom, including the exemptions contained in Rule 144.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated) who has been deemed to have beneficially owned shares of an issuer for at least one year, including an "affiliate," is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding number of shares of such class or the average weekly trading volume in composite trading in all national securities exchanges during the four calendar weeks preceding the filing of the required notice of such sale, provided that such issuer has been a reporting company for at least 90 days. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such issuer. Citizens would be deemed an "affiliate" of ELI under the Securities Act.

The Company and Citizens, as the holder of the Class B Common Stock, have agreed not to offer, sell, contract to sell, file a registration statement pursuant to the Securities Act (except for certain registration statements relating to the issuance of stock and stock options to employees) or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives, for a period of 180 days after the date of this Prospectus.

The shares of the Company's Class B Common Stock are exchangeable into shares of Class A Common Stock and, in the event of exchange of such shares and expiration of the 180-day lock-up period described above, over 500,000 of the aggregate shares of Class A Common Stock issuable upon exchange of the Class B Common Stock would be immediately eligible for sale pursuant to the provisions of Rule 144 under the Securities Act or upon registration under the Securities Act. Citizens has advised ELI that Citizens has no current plan or intention other than to hold the shares of Class B Common Stock owned by it for the foreseeable future. However, no assurance can be given that Citizens will not decide in the future to register its shares under the Securities Act and to dispose of all or a portion of such stock on the public market from time to time, in an underwritten transaction, or privately or otherwise. See "Relationship with Citizens--Registration Rights Agreement." Alternatively, Citizens could dispose of shares periodically pursuant to Rule 144. Any such offers or dispositions could have a material adverse effect on the market price of the Class A Common Stock.

Prior to the Offering, there has been no public market for the Class A Common Stock, and no predictions can be made about the effect, if any, that market sales of shares of Class A Common Stock or the availability of such shares for sale would have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Class A Common Stock in the public market, or the perception that such sales could occur, may have a material adverse impact on the market price for the shares of Class A Common Stock offered hereby or on the ability of the Company to raise capital through a public offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                          CERTAIN TAX CONSIDERATIONS

The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock. This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with Common Stock held as capital assets and does not address any special United States tax consequences that may be applicable to holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the "Code"). Furthermore, the following discussion is based on provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change. Each prospective holder is urged to consult a tax advisor with respect to the federal tax consequences of holding and disposing of Common Stock in light of its particular situation, as well as any tax consequences that may arise under the laws of any U.S. state, municipality or other taxing jurisdiction.

Certain Tax Considerations Applicable to A Non-U.S. Holder

As used herein, a "non-U.S. holder" is a holder that is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United Sates federal income taxation regardless of its source, or (iv) a trust which is subject to the supervision of a court within the United States and the control of one or more United States persons. An individual may, among other ways, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States on at least 31 days in the calendar year and for an aggregate of 183 days during a three-year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are generally subject to U.S. federal tax as if they were U.S. citizens.

Dividends

As indicated above, the Company has no current intention to pay dividends on its Common Stock. The following discussion of U.S. federal income taxes would apply in the event taxable dividends are declared in the future and are paid to non-U.S. holders. In general, dividends payable in cash or property (or which are otherwise taxable) received by a non-U.S. holder of Common Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such rate as may be specified by an applicable income tax treaty, unless the dividends are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States are subject to tax on a net income basis at rates applicable to U.S. holders and are not generally subject to withholding. Any such effectively connected dividends received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or such rate as may be specified by an applicable income tax treaty.

Under current U.S. Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding rules discussed above, and, under the current interpretation of U.S. Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Under final U.S. Treasury regulations issued October 6, 1997, and generally effective for payments made after December 31, 1998 (the "New Regulations"), however, a non-U.S. holder of Common Stock who wishes to claim the benefit of an applicable treaty rate will be required to satisfy applicable certification and other requirements. Currently certain certification and disclosure requirements must be complied with in order to claim an exemption from withholding under the effectively connected income exemption.

A non-U.S. holder of Common Stock that is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the U.S. Internal Revenue Service (the "IRS").

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a disposition of Common Stock including stock dividend shares unless (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, (ii) in the case of a non-U.S. holder who is an individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions are met, (iii) the non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens and residents of the United States), or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes. The Company has not been, is not and does not anticipate becoming, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

An individual non-U.S. holder described in clause (i) or (iii) above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual non-U.S. holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States). If a non-U.S. holder that is a foreign corporation falls under clause (i) above, it will be subject to tax on its gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits within the meaning of the Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

Federal Estate Taxes

Common Stock owned or treated as owned by an individual who is neither a citizen or a resident (as specifically defined for United States federal estate tax purposes) of the United States at the time of death will be included in such holder's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Reporting Requirements and Backup Withholding Tax

Under U.S. Treasury regulations, the Company must report annually to the IRS and to each non-U.S. holder the amount of dividends payable in cash or property received by such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

Backup withholding (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the U.S. information reporting requirements) will generally not apply to dividends paid to a non-U.S. holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the New Regulations, however, a non-U.S. holder will be subject to back-up withholding unless applicable certification requirements are met. Backup withholding and


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

information reporting generally will apply to dividends paid to addresses inside the United States on shares of Common Stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required by regulation certain identifying information.

In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of Common Stock to or through a foreign office of a broker. If, however, such broker is, for U.S. federal income tax purposes, a U.S. person, a controlled foreign corporation, or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (i) such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or (ii) the beneficial owner otherwise establishes an exemption. Under the New Regulations, such payments by a U.S.-related broker will be subject to back up withholding if such broker has actual knowledge that the payee is a U.S. person.

Payment to or through a U.S. office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. holder, or otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

In general, the New Regulations do not alter significantly the substantive requirements of the rules pertaining to U.S. federal income tax withholding, backup withholding and information reporting, but, rather, modify certification procedures and forms and clarify reliance standards. Prospective non-U.S. holders should consult their own tax advisors regarding the New Regulations and the effect, if any, the New Regulations will have on their ownership of Common Stock.

                                 UNDERWRITING

The Underwriters of the U.S. Offering named below (the "U.S. Underwriters"), for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Deutsche Morgan Grenfell Inc., are acting as representatives (the "Representatives") have severally agreed, subject to the terms and conditions set forth in the U.S. Underwriting Agreement (the "U.S. Underwriting Agreement") with the Company, to purchase from the Company, and the Company has agreed to sell to each U.S. Underwriter, the aggregate number of shares of Class A Common Stock set forth opposite their respective names below.


                                                                Number
                                                                  of
U.S. Underwriters                                               Shares
-----------------                                               ------

Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Deutsche Morgan Grenfell Inc.

        Total................................................   8,000,000
                                                                =========

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


The managers of the International Offering named below (the "International Managers"), for whom Lehman Brothers International (Europe), Merrill Lynch International, Morgan Stanley & Co. International Limited and Deutsche Bank AG, London Branch are acting as lead managers (the "Lead Managers"), have severally agreed, subject to the terms and conditions of the International Underwriting Agreement (the "International Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to each International Manager, the aggregate number of shares of Class A Common Stock set forth opposite their respective names below.

                                                                Number
                                                                  of
International Managers                                          Shares
----------------------                                          ------

Lehman Brothers International (Europe)
Merrill Lynch International
Morgan Stanley & Co. International Limited
Deutsche Bank AG, London Branch


        Total..............................................     2,000,000
                                                                =========

The U.S. Underwriting Agreement and the International Underwriting Agreement (collectively, the "Underwriting Agreements") provide that the obligations of the U.S. Underwriters and the International Managers, respectively, to purchase shares of Class A Common Stock are subject to the approval of certain legal matters by counsel and to certain other conditions. Each Underwriting Agreement provides that, if any shares of Class A Common Stock are purchased pursuant to such Underwriting Agreement, all the shares of Class A Common Stock agreed to be purchased pursuant to such Underwriting Agreement must be so purchased. The offering price and underwriting discounts and commissions for the U.S. Offering and the International Offering are identical. The closing of the International Offering is a condition to the closing of the U.S. Offering and the closing of the U.S. Offering is a condition to the closing of the International Offering.

The Company has granted to the U.S. Underwriters and the International Managers options to purchase up to an additional 1,200,000 and 300,000 shares of Class A Common Stock, respectively, at the initial public offering price less the aggregate underwriting discount, solely to cover over-allotments. The options may be exercised at any time up to 30 days after the date of this Prospectus. To the extent that the U.S. Underwriters and International Managers exercise such options, each of the U.S. Underwriters or International Managers, as the case may be, will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such U.S. Underwriter's and International Manager's initial commitment.

The Company has been advised that the U.S. Underwriters and the International Managers propose to offer the shares of Class A Common Stock directly to the public initially at the public offering price set forth on the cover page of this Prospectus, and to certain selected dealers (who may include the U.S. Underwriters and the International Managers) at such public offering price less a selling concession not in excess of $__ per share. The selected dealers may reallow a concession not in excess of $____ per share on sales to certain other dealers. After the initial offering of the Class A Common Stock, the public offering price, concession to selected dealers and reallowance to other dealers may be changed.

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

The Company and Citizens have agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments which the U.S. Underwriters and the International Managers may be required to make in respect thereof.

The U.S. Underwriters and the International Managers have entered into an Agreement Among U.S. Underwriters and International Managers (the "Agreement Among") pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Class A Common Stock offered in the U.S. Offering,
(a) it is not purchasing any of such shares for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the U.S. Offering outside the United States or Canada or to anyone other than a U.S. or Canadian Person. In addition, pursuant to the Agreement Among, each International Manager has agreed that, as part of the distribution of the shares of Class A Common Stock offered in the International Offering, (a) it is not purchasing any of such shares for the account of any U.S. or Canadian Person and (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any of such shares or distribute any prospectus relating to the International Offering within the United States or Canada or to any U.S. or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Underwriting Agreements and the Agreement Among, including: (i) certain purchases and sales between the U.S. Underwriters and the International Manager; (ii) certain offers, sales, resales, deliveries or distributions to or through investment advisors or other persons exercising investment discretion; (iii) purchases, offers or sales by a U.S. Underwriter who is also acting as an International Manager or by an International Manager who also is acting as a U.S. Underwriter and (iv) other transactions specifically approved by the U.S. Underwriters and International Managers. As used herein, "U.S. or Canadian Person" means any resident or citizen of the United States or Canada, any corporation, pension, profit sharing or other trust or other entity organized under or governed by the laws of the United States or Canada or any political subdivision thereof (other than the foreign branch of any United States or Canadian Person), any estate or trust the income of which is subject to United States or Canadian federal income taxation regardless of the source of its income, and any United States or Canadian branch of a person other than a United States or Canadian Person. The term "United States" means the United States of America (including, the states thereof and the District of Columbia) and its territories, its possessions and other areas subject to its jurisdiction. The term "Canada" means the provinces of Canada, its territories, its possessions and other areas subject to its jurisdiction.

Pursuant to the Agreement Among, sales may be made among the U.S. Underwriters and the International Managers of such number of shares of Class A Common Stock as may be mutually agreed. The price of any shares so sold shall be the public offering price as then in effect for Class A Common Stock being sold by the U.S. Underwriters and International Managers, less an amount not greater than the selling concession unless otherwise determined by mutual agreement. To the extent that there are sales pursuant to the Agreement Among, the number of shares initially available for sale by the U.S. Underwriters and the International Managers may be more or less than the amount specified on the cover page of this Prospectus.

Each International Manager has represented and agreed that: (i) it has not offered or sold and, prior to the date six months after the date of issue of the shares of Class A Common Stock, will not offer or sell any shares of Class A Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Class A Common Stock in, from or otherwise involving the United Kingdom; and
(iii) it has only issued or passed on, and will only issue or pass on, to any person in the United Kingdom, any document received by it in connection with the issue of the Class A Common Stock if that person is of a kind described in
Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995.

Purchasers of the shares offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price.

The Representatives have informed the Company that the Underwriters do not intend to confirm sales of Class A Common Stock to accounts over which they exercise discretionary authority.

The Company and Citizens, as the holder of the Class B Common Stock, have agreed not to offer, sell, contract to sell, file a registration statement pursuant to the Securities Act (except for certain registration statements relating to the issuance of stock and stock options to employees) or otherwise dispose of any shares of Common Stock without the prior written consent of Lehman Brothers Inc. on behalf of the Representatives, for a period of 180 days after the date of this Prospectus.

Prior to the Offering, there has been no public market for the Class A Common Stock. The initial public offering price of the Class A Common Stock has been determined by negotiations among the Company and the Underwriters. Among the principal factors considered in making such determination were the past and present operations of the Company, the historical results of operations of the Company and the trend of its revenues and earnings, the prospects for future earnings of the Company, an assessment of the Company's management, the history of and prospects for the industry in which the Company competes, the prices of similar securities of generally comparable companies and the general condition of the securities markets at the time of the Offering. There can be no assurance that an active trading market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price.

The Company has applied for listing the Class A Common on the Nasdaq National Market under the symbol "ELIX."

Until the distribution of the Class A Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase shares of Class A Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Class A Common Stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Class A Common Stock.

If the Underwriters create a short position in the Class A Common Stock in connection with the Offering (i.e., if they sell more shares of Class A Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Class A Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described herein.

The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Class A Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Class A Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Class A Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

At the Company's request, the U.S. Underwriters have reserved up to ____% of the shares for sale at the initial public offering price to certain of the Company's employees. The number of shares available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares not purchased will be offered by the U.S. Underwriters to the general public on the same basis as the other shares offered hereby.

Certain of the U.S. Underwriters and International Managers have provided, from time to time, and expect to provide in the future, brokerage and investment banking services to the Company and its affiliates for which they receive customary fees and compensation.

                                 LEGAL MATTERS

The legality of the Class A Common Stock offered hereby and certain other legal matters will be passed upon for the Company by Winthrop, Stimson, Putnam & Roberts, New York, New York, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Legal matters relating to required authorization, if any, of the Common Stock Series A by the public utilities commissions in the various states will be passed upon by local counsel to the Company in the states of Washington, Oregon, California, Utah, Nevada, Arizona and Idaho. Winthrop, Stimson, Putnam & Roberts and Simpson Thacher & Bartlett may rely upon such counsel as to certain matters governed by the laws of such states.

                                    EXPERTS

The financial statements of Electric Lightwave, Inc. as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP,

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independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

ELI has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-1 under the Securities Act with respect to the Class A Common Stock being offered in the Offering. For the purposes hereof, the term "Registration Statement" means the original Registration Statement and any and all amendments thereto, including the schedules and exhibits to such original Registration Statement or any such amendment. This Prospectus does not contain all of the information set forth in the Registration Statement, to which reference hereby is made. Each statement made in this Prospectus concerning a document filed as an exhibit to the Registration Statement is qualified in its entirety by reference to such exhibit for a complete statement of its provisions.

ELI is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result of the Offering, ELI will become subject to the informational requirements of the Exchange Act and in accordance therewith will file periodic reports, proxy and information statements and other information relating to its business, financial statements and other matters. Any interested party may inspect the Registration Statement, the reports, proxy and information statements and other information without charge, at the public reference facilities of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at its regional offices in Chicago (Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60601), and in New York (Seven World Trade Center, Suite 1300, New York, New York 10048). Any interested party may obtain copies of all or any portion of the Registration Statement, the reports, proxy statements and other information at prescribed rates from the Public Reference Section of the SEC at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. The SEC also maintains a web site (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding Citizens.

Citizens is subject to the informational requirements of the Exchange Act and its periodic reports, proxy statements and other information relating to its business, financial statements and other matters may be inspected and obtained as described above.

The Company intends to distribute to all holders of the shares of Class A Common Stock offered hereby annual reports containing audited consolidated financial statements and a report thereon by its independent certified public accountants and quarterly reports containing unaudited consolidated financial information for each of the first three quarters of each fiscal year.

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                                   GLOSSARY

Access. 1) Point at which entry is gained into a circuit or a network interconnection may be switched or dedicated. 2) Ability to obtain data from a storage device or peripheral. 3) Type of connection between customer premises equipment and an interexchange carrier's network.

Access Charge. When the local facilities of the local exchange carrier are used for the origination or termination of long distance calls, the access charge is the fee paid by the long distance carrier to the local telephone companies for the use of local facilities to gain access to or make connection with, the originating and terminating telephone subscribers.

Access Line. 1) Circuit between a subscriber and a switching center. 2) Private lines feeding a common control switching arrangement or enhanced private switched communications service switch from a PBX.

Asynchronous Transfer Mode (ATM). 1) High bandwidth, low-delay packet switching and multiplexing technique used to transfer voice, video, images and character-based data. 2) Method of formatting, multiplexing, cross-connecting and switching information in 53-byte cells (see below). 3) Transmission method that operates over various physical media. including Synchronous Optical Network (SONET), Synchronous Digital Hierarchy (SDH) and digital cross-connect (DCS) systems. ATM is recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM-based packet transport was specifically developed to allow switching and transmission of mixed voice, data and video at varying rates. The ATM includes a protocol that specifies how diverse kinds of traffic, mixed voice, data and video, are transformed into standardized packets whose transport can be managed uniformly within the network. The ATM format can be used by many different information systems, including LANs.

Backbone. The core high-density infrastructure of a network. The portion of the network that transports information from one central location to another central location where it is off-loaded onto a local system.

Bandwidth. Difference between the top and bottom limiting frequency band. 2) Indicates the information-carrying capacity of a channel. Analog transmission is usually expressed in kHz or MHz. Digital transmission in bps or Mbps. Fiber-optic bandwidth is usually given as its capacity to transmit information in a specific time period for a specific length (e.g., 10 Mbps/km).

BOC (Bell Operating Company). A local exchange carrier owned by any of the seven Regional Bell Operating Companies, which are holding companies established following the Divestiture to serve as parent companies for the BOCs.

Broadband. 1) Transmission facility having a bandwidth greater than 20 kHz. capable of high-speed data transmission. 2) Analog transmission technique used with data and video transmission that provides multiple channels for uses through frequency division multiplexing. Broadband communications systems can transmit large quantities of voice, data and video by way of digital or analog signals. Examples of broadband communication systems include DS-3 fiber optic systems, which can transmit 672 simultaneous voice conversations, or a broadcast

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television station signal, that transmits high resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.

CAP (Competitive Access Provider). A company that provides its customers with an alternative to the local telephone company for local transport of private line, special access and interstate transport of switched access telecommunications services. CAPs are also referred to in the industry as alternative local telecommunications service providers (ALTs) and metropolitan area network providers (MANs) and were formerly referred to as alternative access vendors (AAVs).

Central Office. 1) Location of telephone switching equipment at which customer's lines are terminated and interconnected. 2) Switching center that provides local access to the public network. Synonyms: end office, local office, wire center, or switching center. CAPs may connect with local telephone company networks either at this location or through a remote location.

Centrex(TM). A telephone company switched service that uses central office switching equipment to route internal calls from one extension to another, to route incoming calls directly to the appropriate extension, to handle direct dialing of outbound calls, and to provide many PBX-like service features. Centrex offers dial tone and other features similar to those of Private Branch Exchange ("PBX"), except the switching equipment is located at the carrier's premises and not at the customer's premises. Centrex uses a separate dedicated line between each telephone at the customer premises and the switch at the telephone company's central office. Centrex features include direct dialing within a given telephone system, direct dialing of outgoing telephone calls and automatic identification of incoming telephone calls. This is a value-added service that carriers can provide to a wide range of business customers.

CLEC (Competitive Local Exchange Carrier). A CAP that also provides switched local services, such as local dial tone and Centrex, in competition with the incumbent local exchange carrier.

Co-location. The ability of a telecommunications carrier, such as a CAP or CLEC, to interconnect its network to the ILEC's network by extending its facilities to the ILEC's central office. Physical co-location occurs when the interconnecting carrier places its network equipment within the ILEC's central offices. Virtual co-location is an alternative to physical co-location under which the ILEC permits a carrier to interconnect its network to the ILEC's network in a manner which is technically, operationally and economically comparable to physical co-location, even though the interconnecting carrier's network connection equipment is not physically located within the central offices.

Common Carrier. Government-regulated, private company that furnishes the general public with telecommunications services and facilities (e.g., telephone or telegraph company).

Customer Premises Equipment. Equipment employed on the premises of a person (other than a carrier) to originate, route, or terminate telecommunications.

Dedicated Lines. Telecommunications lines dedicated to, or reserved for use by, a particular customer along predetermined routes and charged on a flat, usually monthly basis (in contrast to links which are temporarily established and in contrast to telecommunications lines within the ILEC's public switched network.

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

Dedicated Access. Connection between a customer's premises and a long distance carrier. All transmissions on this dedicated line are automatically routed to the carrier. Provided by a local phone company, alternate access provider or long distance carrier.

Dialing Parity. "Dialing Parity" means that a person that is not an affiliate of a local exchange carrier is able to provide telecommunications services in such a manner that customers have the ability to route automatically, without the use of any access code, their telecommunications to the telecommunications services provider of the customer's designation from among two or more telecommunications services providers (including such local exchange carrier).

Digital. A means of storing, processing and transmitting information by using distinct electronic or optical pulses that represent the binary digits 0 and 1. Digital transmission and switching technologies use a sequence of these pulses to represent information as opposed to the continuously variable analog signal. The precise digital numbers preclude any distortion (such as graininess or snow in the case of video transmission, or static or other background distortion in the case of audio transmission). Digital transmission and switching technologies offer a threefold improvement in speed and capacity over analog techniques, allowing much more efficient and cost-effective transmission of voice, video, and data.

Diverse routing. A telecommunications network configuration in which signals are transmitted simultaneously along two different paths so that if one path is cut or impaired, traffic can continue on the other path without interrupting service.

Divestiture. The 1984 divestment of AT&T of its wholly owned BOCs from its Long Lines Division and manufacturing operations and generally prohibited BOCs from providing long distance telephone service between LATAs.

Dominant Carrier. A carrier found by the FCC [or a local state commission] to have market power, i.e., the power to control prices for its services.

DS-0, DS-1, DS-3. Standard North American telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second. DS-1 service (also referred to as T1) has a bit rate of
1.544 megabits per second (the equivalent of 24 DS0 circuits) and DS-3 service (also referred to as T-3) has a bit rate of 44.736 megabits per second (the equivalent of 28 DS1 circuits). A DS-0 can transmit a single uncompressed voice conversation.

Enhanced Service. Any for-profit telecommunications service that adds value to users' voice and data messages during the course of transmission. Examples of enhanced services would include storage of a spoken message within the network for forwarding or retrieval at some future time, or processing data within the network and sending the results to the intended recipient.

Ethernet. A local area network technology used for connecting computers, printers, workstations terminals, etc., within the same building. Ethernet operates over twisted wire or coaxial cable at speeds up to 100 megabits per second. Ethernet is the most popular LAN technology.

Exchange.  A central office telephone switch.

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Exchange Access.  The offering of access to telephone exchange services or facilities for the purpose of the origination or termination of telephone toll services i.e., intraLATA and long distance.

FCC.  Federal Communications Commission.

FDDI (Fiber Distributed Data Interface). Based on fiber optics, FDDI is a 100 megabit per second local area network technology used to connect computers, printers, and workstations at very high speeds. FDDI is also used as backbone technology to interconnect other LANs.

Fiber mile. The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "route mile" below.

Fiber Optics. Means of providing a high-speed transmission, using light to send images through a flexible bundle of glass fibers. The technology involves sending coded laser light pulses across glass strands in order to transmit digital information. Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that affect copper wiring and satellite transmission.

Frame Relay. Frame Relay is a high-speed data packet switching service used to transmit data between computers. Frame relay employs statistical multiplexing over a shared network, intended for use between intelligent end-points and implemented over high-quality transmission facilities that connect programmable switches. Frame Relay supports data units of variable lengths at access speeds ranging from 56kbs to 1.5mbs. This service is ideal for connecting LANS, but is not appropriate for voice and video applications due to the variable delays which can occur. Frame Relay was designed to operate at higher speeds on modern fiber optic networks. Frame relay reduces redundant processing within the packet network by relieving intermediate relay nodes of responsibility for ensuring that data is transmitted accurately. The intermediate nodes check only the outer "frame" of a data packet that gives the addresses and routing instructions. Accuracy of packet "payload" is checked only after the packet arrives at the terminating location. Frame relay is being used in private data networks. Some U.S. interexchange carriers offer frame relay in data networking applications and many manufacturers offer frame relay equipment.

Hubs. Collection centers located centrally in an area where telecommunications traffic can be aggregated at a central point for transport and distribution. ILECs (Incumbent Local Exchange Carrier). The local phone companies either a BOC or an independent (such as GTE), which provides local exchange services.

Interconnection. Connection of a piece of telephone equipment to the telephone network, or a data terminal to a data communications network. Also refers to the connection of one communications network to another so that users of one network can communicate with users of another network.

IntraLATA Long Distance. IntraLATA long distance calls, also known as short-haul calls, are those calls that originate and terminate within the same LATA, but are outside the local calling area. Such calls are usually priced on a measured basis. At present, the RBOCs are prohibited from providing IntraLATA long distance service within their service areas.

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

InterLATA service. Telecommunications between a point located in a local access and transport area and a point located outside such area.

Internet. The name used to describe the global open network of computers that permits a person with access to the Internet to exchange information with any other computer connected to the network.

ISDN (Integrated Services Digital Network). ISDN is an internationally agreed standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video conferencing over a single line, and other enhanced services, such as high-speed data file transfer, desk top videoconferencing, telepublishing, telecommuting, telepresence learning (distance learning), remote collaboration (screened sharing), data network linking and home information services. It also supports a multitude of value-added switched service applications such as Incoming Calling Line Identification. ISDN's combined voice and data networking capabilities reduce costs for end users and result in more efficient use of available facilities. ISDN combines standards for highly flexible customer to network signaling with both voice and data within a common facility.

IXC (Inter-Exchange Carriers). Usually referred to as long distance providers. There are many facilities-based IXCs including AT&T, MCI, WorldCom, Sprint and Frontier, as well as a select few CAPs that are authorized for IXC service.

Kilobit. One thousand bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "kilobits per second." One kilobit is approximately sufficient to encode a standard telegram.

LAN (Local Area Network). The interconnection of computers for the purpose of sharing files, programs and peripheral devices such as printers and high-speed
modems.   More generally, a private data communications network linking a variety of data devices, such as computer terminals, personal computers and minicomputers, all housed in a defined building, plant or geographic area. LANs are generally confined to a single customer's premises and may be extended or interconnected to other locations through the use of bridges and routers. LANs range widely in size and complexity, from simple user-installable networks connecting together a few personal computers to vast networks tying thousands of terminals to multiple mainframe computers. LANs will allow a computer user to access a computer other than the user's own in order to send and retrieve electronic mail and data files at transmission rates generally between 100Kbps and 50Mbps. LANs are owned or leased by customers; they generally do not employ circuits from telephone common carriers or other network service provider. LANs may, however, provide a bridge or gateway to other public or private networks. Some telephone common carriers offer data communications services with capabilities resembling those of LANs, as an alternative to the purchase of a LAN.

LATA (Local Access Transport Area). The approximately 164 geographic areas which define the regions in which each RBOC is allowed to provide service, as defined in the divestiture order known as the Modified Final Judgment ("MFJ") unless and until redefined by the FCC pursuant to the Telecommunications Act of 1996. These LATAs roughly reflect the population density of their respective states (California has 11 LATAs while Wyoming has only one). The BOCs are generally prohibited from providing long distance service between LATA in their territory.

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LEC (Local Exchange Carrier).  A company providing local telephone services, also referred to in the industry as a "local exchange telephone company." These include the BOCs, GTE and more than 1,000 other independents. The term includes ILECs and CLECs, that is, Incumbent and Competitive Local Exchange Carriers.

Local competition. The term "local competition" describes the events which are presently in an early state in the local arena to afford true "co-carrier" status to CAPs. Specifically, the ILECs, who once had a monopoly on local exchange telephone service, are beginning to experience competition at the local level from CAPs, CLECs, and other providers of local exchange services.
Critical issues such as number portability, dialing parity, reciprocal compensation arrangements, and number assignments must be negotiated in order to ensure that true co-carrier status is achieved for CAPs and CLECs.

Local exchange. (1) A geographic area defined by the appropriate state regulatory authority in which telephone calls generally are transmitted without toll charges to the calling or called party. (2) An exchange where subscribers' lines are terminated.

Local exchange carrier. Any person that is engaged in the provision of telephone exchange service or exchange access.

Local Exchange Services. Local Exchange Services generally refers to all services provided by an ILEC or CLEC including local dial tone, the provision of telephone numbers, calling within the local exchange area, Centrex and Long Distance Access Services. Sometimes also referred to as Local Telephone Services and Local Telecommunications Services.

Local Loop. Communications lines/services between the telephone subscriber and the phone company switching center.
Local Telecommunications or Local Telephone Services.  See Local Exchange
Services.

Long distance access services. Long distance access services are the services provided by an ILEC or CLEC to a long distance company that connect the IXC POP to end users, including special access services and switched access services.

Long Distance Carrier. A company providing inter-LATA or long distance services between local exchanges on an intrastate or interstate basis. Long distance carriers may also be long distance reseller companies. A long distance carrier may offer services over its own or another carrier's facilities. Major long distance carriers include AT&T, MCI, Sprint, WorldCom and Frontier, and may also include resellers of long distance capacity.

Megabit. One million bits of information. The information-carrying capacity (i.e., bandwidth) of a circuit may be measured in "megabits per second." One megabit is approximately sufficient to encode a 3-inch by 5-inch photograph.

Multiplex. 1) To interleave or simultaneously transmit two or more messages on a single channel. 2) Optical or electronic communications arrangements whereby multiple devices share a common transmission channel, though only one may transmit at a time. 3) Process or equipment that combines data from two or more individual circuits onto a higher speed circuit for transmission. Two methods are used; (a) splitting the total available bandwidth into narrower bands and transmitting all channels at the same time (frequency division) or (b) allotting a common channel to several different messages or transmitting devices, one at a time in sequence (time division).

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Network.  Any system designed to provide one or more access paths for communications between users at different geographic locations. Communications networks may be designed for voice, text, data, facsimile image and/or video. They may feature limited access (private networks) or open access (public networks) and will employ whatever switching and transmission technologies are appropriate.

NNI.  Network-to-Network Interfaces.

Node. An individual point of origination and termination of data on the network transported using frame relay or similar technology.

Number portability. The ability of users of telecommunications services to retain, at the same location, existing telecommunications numbers without impairment of quality, reliability, or convenience when switching from one telecommunications carrier to another. If number portability does not exist, customers will have to change phone numbers when they change local exchange carriers.

Off-net. A customer of the Company that is not physically connected to one of the Company's networks but who is accessed through interconnection with an ILEC network.

On-net. A customer of the Company that is physically connected to one of the Company's networks.

PBX. A Private Branch Exchange is a switching system within the user's premises which allows calls from outside to be routed directly to the individual instead of through a central number. PBX also provides for the automatic selection of outgoing lines in accordance with user-defined criteria. PBX may also allow for calling within an office by way of four digit extensions. Centrex is a service which can simulate this service from an outside switching source, thereby eliminating the need for a large capital expenditure on a PBX.

Physical Co-location. Physical Co-location occurs when a CAP or CLEC places its own network connection equipment inside the ILEC central office. A recent Court of Appeals decision found that, while ILECs must allow CAPs or CLEC to interconnect with their facilities, ILECs are not required by law to allow CAPs or CLECs to place its own equipment inside the ILEC central office. The 1996 Act overturned the decision.

Points of Presence (POPs). Physical locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier and connects with the lines of the local telephone company serving the LATA within which the POP is located.

PRI. Primary rate interface, a service offering of ISDN which operates at T-1 bandwidth. See ISDN.

Private line. 1) A telephone access line provided to a single subscriber connecting different locations of the same subsidiaries and used exclusively by that subscriber (does not include long distance carriers' POPs). 2) A dedicated, non-switched telecommunications channel provided between two or more points and leased or purchased by a telecom subscriber for high-volume voice, data, audio or video transmissions. 3) Leased, owned or otherwise dedicated channel. 4) Channel and channel equipment furnished to a user as a unit for exclusive use without interexchange switching arrangements.

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Public switched network.  That portion of a ILEC's network available to all users generally on a shared basis (i.e., not dedicated to a particular user). Traffic along the public switched network is generally switched at the ILEC's central offices.

Public Utility Commission (PUC). A state regulatory body, established in most states, which regulates utilities, including telephone companies providing intrastate services.

Regional Bell Operating Company (RBOC). One of regional companies created by the AT&T divestiture to take over ownership of the Bell operating companies within their region. They are Ameritech, Bell Atlantic, BellSouth, NYNEX, SBC Corporation (formerly Southwestern Bell) and U S WEST. The RBOCs also have set up numerous unregulated subsidiaries engaged in variety of communications-related and non-communications businesses. The divestiture agreement barred RBOCs from providing inter-LATA services within their service areas and from manufacturing telecommunications equipment and certain other business activities, such as providing long distance service, but provided mechanisms for review, waiver, modification or removal of the prohibitions. The RBOCs are also known as regional holding companies. In this Prospectus, the term RBOC may include the Bell operating companies.

Redundant. A telecommunications facility using two separate electronic devices to transmit a telecommunications signal so that if one device malfunctions, the signal may continue without interruption.

Resale. To hire circuits or services from a major carrier and resell them to individual users.

Reseller. A carrier that does not operate its own transmission facilities (although it may own its own switches or other equipment), but obtains communications services from another carrier for resale to the public for profit.

Route Mile. A geographical measure defined as one physical mile of fiber optic cable, regardless of the number of fibers or telecommunications paths within that cable.

Signaling System #7. Sophisticated network signaling system that utilizes out-of-band signaling where signaling information is sent over a separate channel than the call itself. improves call processing set-up times and frees circuits for voice, data and video transmissions.

Special access services. The lease of private, dedicated telecommunications lines or "circuits" along the network of an ILEC or a CAP, which lines or circuits run to or from the long distance carrier POPs. Examples of special access services are telecommunications lines running between POPs of a single long distance carrier, from one long distance carrier POP to the POP of another long distance carrier or from an end user to its long distance carrier POP. Special access services do not require the use of switches.

Switch. A mechanical or electronic device that opens or closes circuits or selects the paths or circuits to be used for the transmission of information. Switching is a process of interconnecting different circuits to create a temporary transmission path between users. In operation a switch may be a sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording

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connection information for future billing. Nortel DMS-500, Cascade, Titan 3/1 and Alcatel 1/0 are brand names for switches and related equipment.

Switched access. 1) Method to test telecommunications circuits using electromechanical circuitry. 2) Calls transmitted partially on shared or common transport circuits. Used primarily by residential or small business companies using regular home or business lines.

Switched access services. Switched access services are the services provided by an ILEC or CLEC through its switching facilities to a long distance carrier, in addition to switched access transport, to connect the IXC POP to end users, for the purpose of originating or terminating toll calls. Long distance companies pay switched access charges to the ILECs and CLEC for each switched call originated or terminated on the ILEC's or CLEC's network.

Switched access transport. Transportation of switched traffic along dedicated lines between the ILEC central offices and long distance carrier POPs.

Switched traffic. Telecommunications traffic along the public switched network that is charged on a per-minute or other range sensitive basis. This traffic is generally switched at the ILEC's central offices.

Synchronous Optical Network (SONET). SONET is the electronics and network architecture which enable transmission of voice, video and data (multimedia) at very high speeds. This state-of-the-art self-healing ring network offers advantages over older linear networks in that a cut line or equipment failure can be overcome by rerouting calls within the network. If the line is cut, the traffic is simply reversed and sent to its destination around the other side of the ring.

Telephone Exchange Service. The term "telephone exchange service" means (A) service within a telephone exchange, or within a connected system of telephone exchanges within the same exchange area operated to furnish to subscribers intercommunicating service of the character ordinarily furnished by a single exchange, and which is covered by the exchange service charge, or (B) comparable service provided through a system of switches, transmission equipment, or other facilities (or combination thereof) by which a subscriber can originate and terminate a telecommunications service.

Telephone Toll Service. The term "telephone toll service" means telephone service between stations in different exchange areas for which there is made a separate charge not included in contracts with subscribers for exchange service.

Token Ring. A local area network technology used to interconnect personal computers, file servers, printers, and other devices. Token Ring LANs typically operate at either 4 megabits per second or 16 megabits per second.

Toll services. Otherwise known as EAS or intraLATA toll services are those calls that are beyond the local calling area but originate and terminate within the same LATA; such calls are usually priced on a measured basis.

Traffic. A generic term that includes any and all calls, messages and data sent and received by means of telecommunications.

Trunk.  1) Group of circuits that carry call traffic in and out of the switch;
2) Circuit or channel connecting two exchanges or two switching devices; 3) Circuit capable of being switched at both ends.

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Unbundling.  1) The separate pricing of hardware, software and related services.
2) The separate pricing of each component or element of a communications product or service, so that the customer may select only those components or elements it needs without having to accept unnecessary element or components.

800 Service. A telecommunications service for businesses that allows calls to be made to a specific location at no charge to the calling party. Use of the "800" service code denotes calls that are to be billed to the receiving party. A computer database in the provider's network translates the 800 number into a conventional telephone number.

                                   ELECTRIC LIGHTWAVE, INC.

                                INDEX TO FINANCIAL STATEMENTS

                                                                                               Page
                                                                                               ----

Independent Auditors' Report.....................................................................F-1
Statements of Operations for the Years Ended December 31, 1994, 1995 and 1996
     and for the Nine Months Ended September 30, 1996 and 1997 (unaudited).......................F-2
Balance Sheets at December 31, 1995 and 1996 and September 30, 1997 (unaudited)..................F-3
Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996
     and for the Nine Months Ended September 30, 1996 and 1997 (unaudited).......................F-4
Statements of Changes in Stockholder's Equity (Deficiency) for the Years Ended
     December 31, 1994, 1995 and 1996 and for the Nine Months Ended
     September 30, 1997 (unaudited)..............................................................F-5
Notes to Financial Statements....................................................................F-6

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Electric Lightwave, Inc.

     We have audited the balance sheets of Electric Lightwave, Inc. (a wholly-owned subsidiary of Citizens Utilities Company) as of December 31, 1995 and 1996 and the consolidated statements of operations, stockholder's equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electric Lightwave, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                         KPMG PEAT MARWICK LLP

New York, New York
September 4, 1997

                           ELECTRIC LIGHTWAVE, INC.
                           Statements of Operations
                   (in thousands, except per share amounts)


                                                                                                         For the nine months ended
                                                    For the years ended December 31,                            September  30,
                                            -------------------------------------------------       --------------------------------
                                                  1994               1995             1996               1996                1997
                                            --------------       ----------       -----------       ------------         -----------
                                                                                                              (Unaudited)
Revenues                                       $    8,152       $   15,660       $    31,309       $     24,965         $    41,843
                                                ----------       ----------       -----------       ------------         -----------


Operating expenses:
             Network access expenses                6,155            8,728            24,081             16,533              24,217
             Sales and marketing expenses           4,534            5,704             8,462              6,303               8,716
             Depreciation and amortization          2,476            7,064             7,192              4,997               7,601
             Administrative services expenses       1,300            1,511             2,254              1,648               2,945
             Other operating expenses               3,228           12,603            18,703             15,067              23,886
                                               ----------       ----------       -----------       ------------         -----------
             Total operating expenses              17,693           35,610            60,692             44,548              67,365
                                               ----------       ----------       -----------       ------------         -----------


Loss from operations                               (9,541)         (19,950)          (29,383)           (19,583)            (25,522)


Interest expense, net                                 873              372                 -                  -                 513
                                               ----------       ----------       -----------       ------------         -----------

Net loss                                       $  (10,414)      $  (20,322)      $   (29,383)      $    (19,583)        $   (26,035)

                                               ==========       ==========       ===========       ============         ===========


The accompanying Notes are an integral part of these Financial Statements.

                           ELECTRIC LIGHTWAVE, INC.
                                Balance Sheets
                                (in thousands)

                                                                    December 31,                       September 30,
                                                          --------------------------------            ---------------
                                                               1995                 1996                    1997
                                                          -----------          -----------              -----------
                                                                                                        (Unaudited)
ASSETS:
     Current assets:
         Cash                                             $       143          $       611              $     1,147
         Trade receivables, net                                 3,097                4,610                   10,187
         Other receivables                                         45                8,329                       85
         Other current assets                                     168                  224                      306
                                                          -----------          -----------              -----------
           Total current assets                                 3,453               13,774                   11,725
                                                          -----------          -----------              -----------

     Property, plant and equipment                            127,297              189,334                  249,499
     Less accumulated depreciation and
        amortization                                          (11,307)             (17,337)                 (23,144)
                                                          -----------          -----------              -----------

         Property, plant  and equipment, net                  115,990              171,997                  226,355

     Other assets                                               9,458                9,885                   10,490
                                                          -----------          -----------              -----------

         Total assets                                     $   128,901          $   195,656              $   248,570
                                                          ===========          ===========              ===========

LIABILITIES and SHAREHOLDER'S EQUITY (DEFICIENCY)
     Current liabilities:
         Accounts payable                                 $    18,596          $    18,892              $    12,427
         Taxes other than income taxes                          1,577                2,329                    4,996
         Other current liabilities                              1,177                2,493                    2,036
                                                         ------------          -----------              -----------
           Total current liabilities                           21,350               23,714                   19,459
                                                         ------------          -----------              -----------

     Deferred credits                                           1,313                1,435                    1,793
     Capital lease obligation                                       -                    -                   10,374
     Deferred income taxes payable                              2,628                5,826                   14,522
     Due to Citizens Utilities Company                         64,941              155,395                  219,171

     Shareholder's equity (deficiency)                         38,669                9,286                  (16,749)
                                                         ------------          -----------              -----------

         Total liabilities and shareholder's
               equity (deficiency)                        $   128,901          $   195,656              $   248,570
                                                          ===========          ===========              ===========

  The accompanying Notes are an integral part of these Financial Statements.

                           ELECTRIC LIGHTWAVE, INC.
                           Statements of Cash Flows
                                (in thousands)

                                                                                                           For nine months ended
                                                        For the years ended December 31,                        September 30,
                                                    ---------------------------------------------        --------------------------
                                                        1994             1995              1996              1996            1997
                                                    ----------       ----------        ----------        ---------        ---------
                                                                                                                  (unaudited)
Cash flow from operating activities:
    Net loss                                        $ (10,414)       $ (20,322)        $ (29,383)        $ (19,583)      $ (26,035)
    Adjustments to reconcile net loss
      to net cash used for operating
      activities:
        Depreciation and
           amortization                                 2,476            7,064             7,192             4,997           7,601
        Administrative services expenses
          charged by Citizens                           1,300            1,511             2,254             1,648           2,945
    Changes in operating assets and liabilities:
        Receivables                                      (805)          (1,698)           (9,797)          (10,075)          2,667
        Accounts payable and other
          accrued liabilities                           3,056           10,444               295           (10,427)         (6,465)

        Taxes other than income taxes                     520              967               765             1,681           2,667
        Other                                            (230)             464              (219)            1,320          (1,420)
                                                    ---------        ----------        ---------         ---------       ---------
          Net cash used for operating activities       (4,097)          (1,570)          (28,893)          (30,439)        (18,040)

                                                    ---------        ----------        ---------         ---------       ---------
Cash flow used for investing activities:
    Capital  expenditures                             (60,774)         (16,129)          (59,169)          (47,840)        (48,717)
                                                    ---------        ----------        ---------         ---------       ---------
Cash flow from financing activities:
    Citizens fundings                                  67,636           26,862            88,530            78,626          67,293
    Repayment of debt                                  (2,729)          (9,111)                -                 -               -
                                                    ---------        ----------        ---------         ---------       ---------
          Net cash provided by financing
              activities                               64,907           17,751            88,530            78,626          67,293
                                                    ---------        ----------        ---------         ---------       ---------
Change in cash                                             36               52               468               347             536

Cash at beginning of period                                55               91               143               143             611
                                                    ---------        ----------        ---------         ---------       ---------
Cash at end  of period                              $      91        $     143         $     611         $     490       $   1,147
                                                    =========        =========         =========         =========       =========
Supplemental cash flow information:
    Cash paid for interest                          $   1,086        $     630         $      -
                                                    =========        =========         =========
    Other  non-cash  transactions:
        Issuance of preferred stock in
            exchange for reduction of amount
            due to Citizens                         $  57,255       $        -         $      -
                                                    =========       ===========        =========
        Acquisition of  minority interest by
            Citizens                                $       -       $    3,000         $      -
                                                    =========       ==========         =========
        Deferred income taxes charged to
            due to Citizens                         $     519       $    1,160         $   3,198
                                                    =========       ==========         =========
        Capitalized interest added to due
            to  Citizens                            $   2,466       $    2,619         $   2,868
                                                    =========       ==========         =========

  The accompanying Notes are an integral part of these Financial Statements.

                           ELECTRIC LIGHTWAVE, INC.
               Statements of Shareholder's  Equity (Deficiency)
                For the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997 (unaudited)
                     (in thousands, except share amounts)


                                          Preferred Stock                Common Stock        Additional                Shareholder's
                                     -------------------------      --------------------      Paid-in-                    Equity
                                     Shares             Amount      Shares      Amount        Capital        Deficit    (Deficiency)
                                     ------           --------      -------     --------     --------      ---------     -----------

Balance January 1, 1994                  23           $      -            1     $      -     $  19,000     $  (9,850)     $   9,150
    Issuance of preferred
         shares to Citizens              76                  -            -            -        57,255             -         57,255
    Net loss                              -                  -            -            -             -       (10,414)       (10,414)

                                    -------           --------      -------     --------     ---------     ---------      ---------

Balance December 31, 1994                99                  -            1            -        76,255       (20,264)        55,991
    Acquisition of minority
        interest by Citizens              -                  -            -            -         3,000             -          3,000
    Net loss                              -                  -            -            -             -       (20,322)       (20,322)

                                    -------           --------      -------     --------     ---------     ---------      ---------
Balance December 31, 1995                99                  -            1            -        79,255       (40,586)        38,669
   Conversion of preferred
        stock to common stock           (99)                 -           99            -             -             -             -
   Net loss                               -                  -            -            -             -       (29,383)       (29,383)

                                    -------           --------      -------     --------     ---------     ---------      ---------

Balance December 31, 1996                 -                  -          100            -        79,255       (69,969)         9,286
   Net loss (unaudited)                   -                  -            -            -             -       (26,035)       (26,035)

                                    -------           --------      -------     --------     ---------     ---------      ---------

Balance September 30, 1997
 (unaudited)                              -           $      -          100     $      -     $  79,255     $ (96,004)     $ (16,749)

                                   ========           ========      =======     ========     =========     =========      =========


  The accompanying Notes are an integral part of these Financial Statements.

                            ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 1994, 1995 AND 1996
      (Information as of September 30, 1997 and for the nine months ended
                   September 30, 1997 and 1996 is unaudited)



(1)     ORGANIZATION AND DESCRIPTION OF BUSINESS

         The Company is a full service, facilities based provider of communications services in five major market clusters in and around the western United States cities of Portland, Oregon; Seattle, Washington; Salt Lake City, Utah; Sacramento, California; and Phoenix, Arizona. The Company targets retail customers, primarily large- and medium-sized communications-intensive businesses, and wholesale customers, primarily telecommunications service providers, that require state-of-the-art communications and data services.

         The Company is a subsidiary of Citizens Utilities Company ("Citizens"). The Company has invested solely in its telecommunications networks and is experiencing significant recurring losses and negative cash flows during the construction and start up phase of its business. Since the Company does not presently generate operating profits or sufficient operating cash flows to meet operating and capital requirements, the Company is dependent upon its ability to obtain financing from either Citizens or external sources. Currently, the Company's sources of funding are Citizens and a lease facility guaranteed by Citizens. Citizens has indicated its intent to continue to provide the necessary operating and capital funding through the successful completion of the Company's initial public offering ("Offering"), currently expected to be completed before the end of 1997. In October 1997, the Company obtained a commitment for a revolving Credit Commitment (see note 8).

(2)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Basis of Presentation and Use of Estimates

                  The financial statements have been prepared in accordance with Generally Accepted Accounting Principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

         (b)      Revenue Recognition

                  Revenues from telecommunications services are recognized when the services are provided. The revenue from long-term leases of fiber optic cable is recognized on a straight line basis over the terms of the related leases.

         (c)      Trade and Other Receivables


                  The Company's trade customers are primarily large- and medium-sized communications-intensive businesses and telecommunications service providers that require state-of-the-art communications and data services. Trade accounts receivable is shown net of an allowance for doubtful accounts in amounts of approximately $75,000, $1,166,000 and $2,130,000 at December 31, 1995, 1996 and September 30, 1997,
                  respectively. At December 31, 1996, the Company's trade receivables are concentrated in and around the five cities referred to in note 1. Other receivables at December 31, 1996 include approximately $6.7 million due under a construction agency agreement, which amount was received by the Company in January 1997.

                            ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 1994, 1995 AND 1996
      (Information as of September 30, 1997 and for the nine months ended
                   September 30, 1997 and 1996 is unaudited)


         (d)      Property, Plant and Equipment

                  Property, plant and equipment are stated at cost and include certain costs which are capitalized during the installation and expansion of telecommunications networks including interest costs related to construction of approximately $2,466,000, $2,619,000, and $2,868,000 for the years ended
                  December 31, 1994, 1995 and 1996, respectively. Depreciation is computed using the straight line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight line method over the shorter of the estimated useful lives of the assets or the remaining terms of the leases. A capital lease included in telecommunications networks is being amortized using the straight line method over the life of the capital lease. The estimated useful lives of owned assets are as follows:

                     Telecommunications networks                   25 years
                     Electronics and related equipment          7 - 8 years
                     Office equipment and other                 5 - 7 years

                  The Company's telecommunications networks are subject to technological risks and rapid market changes due to new products and services and changing customer demand. These changes may result in future adjustments to the estimated useful lives of these assets.

         (e)      Other Assets

                  Other assets include third party direct costs incurred in connection with negotiating and securing initial rights-of-way and developing network design for new market clusters or locations, which costs are deferred until service is ready to commence. Such costs are then amortized over a 5 year period utilizing the straight line method. Also included in other assets at December 31, 1995 and 1996 is goodwill of $4,866,000 and $4,680,000, respectively, resulting from the acquisition of the minority interests in the Company by Citizens, which amounts were recorded in the Company's accounts. Goodwill is being amortized utilizing the straight line method over a 25 year period.

         (f)      Income Taxes

                  The Company is included in the consolidated federal income tax return of Citizens. The Company utilizes the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recorded for the tax effect of temporary differences between the financial statements and the tax bases of assets and liabilities using tax rates expected to be in effect when the temporary differences are expected to turn around. Citizens' policy has been to record tax provisions, assets and liabilities at the subsidiary level on a stand alone basis. However, Citizens reimburses the Company on an annual basis (through reductions in the "Due to Citizens" account) for the benefit of the Company's changes in temporary differences utilized by Citizens in its consolidated federal income tax return, but not for the book losses or permanent tax adjustments until such items can be used on a stand alone basis.

                            ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 1994, 1995 AND 1996
      (Information as of September 30, 1997 and for the nine months ended
                   September 30, 1997 and 1996 is unaudited)


         (g)      Impairment

                  In accordance with Statement of Financial Accounting Standards No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," the Company reviews for the impairment of long-lived assets and certain identifiable intangibles to be held and used by the Company whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

                  The Company assesses the recoverability of an asset by determining whether the amortization of the asset balance over its remaining life can be recovered through projections of undiscounted future cash flows of the related asset. The amount of asset impairment, if any, is measured based on projected discounted future cash flows using a discount rate reflecting the Company's average cost of funds.

         (h)      Employee Stock Plans

                  The Company currently participates in the Management Equity Incentive Plan ("MEIP") of Citizens, which may grant awards of Citizens Common Stock to eligible officers, management employees and non-management exempt employees of Citizens and its subsidiaries in the form of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock or other stock-based awards and in the Employee Stock Purchase Plan ("ESPP") of Citizens in which employees of Citizens and its subsidiaries may subscribe to purchase shares of Citizens' common stock at 85% of the lower of the average market price on the first or last day of the purchase period.

                  Prior to January 1, 1996, the Company accounted for the Citizens employee stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS 123, "Accounting for Stock-Based Compensation", which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value based method defined in SFAS 123 had been applied. The Company elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS 123 (see Note 6). The Company had no stock plans involving its own stock as of December 31, 1996.

         (i)      Pro Forma Net Loss Per Share

                  Net loss per share is not presented because it is not meaningful. Weighted average share and per share amounts will be presented after the recapitalization of the Company contemplated as part of its Offering (see last paragraph of Note 5). Net loss per common and common equivalent share will be based on the weighted average number of common shares outstanding during the year, as adjusted for the effects of the application of Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 83. Pursuant to SAB No. 83, all stock issued within one year of the Offering at less than the offering price and all options granted within one year of the Company's Offering which have an exercise price less than the Offering price are treated as outstanding for all periods presented (using the treasury stock method at the assumed Offering price) even though the effect is to reduce the loss per share. The

                           ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 1994, 1995 and 1996
(Information as of September 30, 1997 and for the nine months ended September
                        30, 1997 and 1996 is unaudited)


                  application of SAB No. 83 will have the effect of increasing outstanding shares by 535,000 for all periods.

         j)       Interim Financial Information

                  The financial statements and notes related thereto as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 are unaudited, but in the opinion of management, include all normal recurring adjustments necessary for a fair presentation of financial position and results of operations. The operating results for the interim periods are not necessarily indicative of a full year's operations.

(3)      Property, Plant and Equipment:
         -----------------------------

         The components of property, plant and equipment at December 31, 1995 and 1996 and at September 30, 1997 are as follows:


                                                            ------------------ (in thousands) ------------------

                                                                       December 31,                September 30,
                                                            ---------------------------------      -------------
                                                                  1995                 1996             1997
                                                                  ----                 ----             ----

         Telecommunications networks                        $      80,501       $     113,997      $   134,204
         Electronics and related equipment                         14,997              20,417           21,264
         Office equipment, leasehold improvements and
          other                                                     4,414              11,201           12,842

         Construction work in progress                             24,980              37,433           77,448
         Inventory                                                  2,405               6,286            3,741
                                                            -------------       -------------    -------------
       Property, plant and equipment                              127,297             189,334          249,499
         Accumulated depreciation and amortization                (11,307)            (17,337)         (23,144)
                                                            -------------       -------------    --------------
         Property, plant and equipment, net                 $     115,990       $     171,997    $     226,355
                                                            =============       =============    =============



         Telecommunications networks include a capital lease at September 30, 1997 in the amount of $11,320,000.

         Inventory consists primarily of new and reusable parts to maintain and build fiber optic networks.

         The Company has leased fiber optic cable included in its telecommunications networks to an unrelated long distance carrier for 10 years beginning in 1995 and to Citizens for 10 years. The lease agreement with the long distance carrier provided for $1,500,000 in cash at inception, which amount is being amortized utilizing the straight line method over the lease period, and $144,000 per month over the 10 year lease period. The lease agreement with Citizens calls for monthly rentals of $30,000 over the 10 year lease period (see note 6).

                            ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 1994, 1995 AND 1996
      (Information as of September 30, 1997 and for the nine months ended
                   September 30, 1997 and 1996 is unaudited)



(4)      Income Taxes:
         ------------

         The components of deferred income taxes are as follows:

                                                              ------ (in thousands) -------
                                                                         December 31,
                                                              ------------------------------
                                                                  1995               1996
                                                                  ----               ----
         Benefit of operating loss carryforwards              $    14,108        $   24,348
         Less valuation allowance                                 (14,108)          (24,348)
                                                              -----------        ----------
                                                              $       -          $      -
                                                              ===========        ==========
         Deferred income tax liability,

            primarily property, plant and equipment           $     2,628        $    5,826
                                                              ===========        ==========


         The benefit of the operating loss carryforwards represent amounts due from Citizens for the utilization by Citizens of the Company's operating losses in the consolidated federal income tax return, and is net of amounts reimbursed to the Company by Citizens for the benefit of the Company's changes in temporary differences. A 100% valuation allowance has been recognized to offset the benefit of the operating loss carryforwards since Citizens' policy is to reimburse the Company for such losses only when the Company becomes profitable. Since the Company has a history of recurring losses, a full valuation allowance has been provided each year against the benefit of the operating loss carryforwards.

         The effective income tax rates were zero for the years ended December 31, 1994, 1995 and 1996 as a result of the Company incurring net operating losses for which the tax benefit thereon was fully reserved. The tax expense consisted of deferred tax expenses of $519,000, $1,160,000 and $3,198,000 net of current tax benefits of $519,000,
         $1,160,000 and $3,198,000 for the years ended December 31, 1994, 1995 and 1996, respectively.

         Upon consummation of the Offering it is expected that, the Company may no longer be included in the consolidated federal income tax return of Citizens, and in such case would file its own federal income tax return. The Company intends to enter into a federal, state and local tax sharing agreement with Citizens whereby the Company's income tax liability (federal liability only in the event the Company is included in Citizens' federal consolidated income tax group) would be computed on a stand alone basis. Additionally, upon completion of the Offering, if the Company is no longer included in Citizens consolidated federal income tax returns, the Company, on a stand alone basis, may not have any federal net operating loss carryovers, and in such case Citizens would not reimburse the Company for losses incurred prior to the Offering, except as described above.

(5)      Capital Stock:
         -------------

         At December 31, 1993, the Company had authorized 1,750,000 shares of preferred stock, $.01 par value, and 2,000,000 shares of common stock, $.01 par value. The preferred shares were convertible into common stock on a one-for-one basis and contained voting rights whereby each share entitled the holder to one vote on all matters. At December 31, 1993, the Company had 1,750,000 shares of preferred stock outstanding, all of which were owned by Citizens, and 125,009 shares of common stock outstanding, of which 66,259 were owned by Citizens. In 1994, the Company increased its authorized preferred to 10,750,000 shares and issued 5,725,527 additional shares of preferred stock to Citizens for $57,255,000,

                            ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 1994, 1995 AND 1996
      (Information as of September 30, 1997 and for the nine months ended
                   September 30, 1997 and 1996 is unaudited)


         raising the number of outstanding preferred shares to 7,475,527. The shares were paid for by recording $57,255,000 of the amount due to Citizens as additional paid-in-capital. During 1995, Citizens acquired 58,750 shares of common stock from the minority shareholder of the Company for $3,000,000 giving Citizens 100% ownership of the Company. Such amount has been recorded in the Company's accounts as goodwill and additional paid-in-capital.

         During 1996, all of the preferred stock was converted into 7,475,527 shares of common stock. On June 14, 1996 there was a reverse stock split of common stock in the amount of 100 for 7,600,536. The split reduced the shares of common stock outstanding from 7,600,536 to 100 shares, and the number of authorized shares was reduced to 500 shares of preferred and 500 shares of common. All share and per share data have been restated to reflect the reverse stock split.

         Prior to the completion of the Offering, the Company intends to amend its Certificate of Incorporation to change its authorized capital stock to 180 million shares, including 110 million shares of Class A Common Stock, $.01 par value per share, 60 million shares of Class B Common Stock, $.01 par value per share, and 10 million shares of preferred stock, $.01 par value per share. At that time, the outstanding common stock will convert to Class B Common Stock and the Company will declare a stock split of 411,650 for one. Upon completion of the Offering of 10 million shares of Class A Common Stock to the public assuming no exercise of the underwriter overallotment option, there will be no preferred stock outstanding and Citizens will own all of the outstanding shares of Class B Common Stock. Each share of Class A Common Stock will entitle the holder to one vote and each share of Class B Common Stock will entitle the holder to 10 votes on each matter to be voted upon by the holders of the Common Stock. As a result, after the completion of the Offering, Citizens will have 97.5% of the voting control of the Company (97.16% if the underwriters' overallotment options are exercised in full). With the exception of voting rights, the rights and privileges of Class A and Class B Common Stock are identical. Class B Common Stock is convertible into Class A Common Stock on a one-for-one basis.

(6)      Related Party Transactions:
         --------------------------
         Transactions with Citizens

         The Company has been a subsidiary of Citizens since 1990. In connection with this ownership interest, Citizens has advanced funds to the Company to finance operations, construction and capital expenditures. Interest is not charged on Citizens advances for operations and capital expenditures, except for intercompany advances used to fund construction-in-progress. Subsequent to the construction period, the advances become non-interest bearing. Interest on Citizens advances are recorded as an increase to the amount due to Citizens. The amount of interest charged on construction-in-progress has in turn been capitalized as part of property, plant and equipment.

         The Company is also charged by Citizens for administrative services which includes an allocation of Citizens' corporate overhead. The overhead allocation rate is based on four factors: the Company's plant assets, operating expenses, number of customers and payroll expenses. Effective with the completion of the Offering, the Company will enter into an Administrative Services Agreement ("Agreement") under which Citizens will provide administrative services to the Company, including but not limited to, certain financial management services, information services, legal and contract services and human resources services. Under the terms of such Agreement, the Company will pay Citizens for reimbursable costs as defined in the Agreement plus an administrative charge.

                            ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 1994, 1995 AND 1996
      (Information as of September 30, 1997 and for the nine months ended
                   September 30, 1997 and 1996 is unaudited)



         A summary of the activity in the amount due to Citizens is as follows:


                                                ------------------------(in thousands) ------------------------

                                                 Years Ended December 31,                     Nine months ended
                                                 ------------------------                       September 30,
                                                                                                --------------
                                                1994              1995              1996                1997
                                                --------------------------------------------------------------
         Balance beginning  of period     $      21,481    $       35,109       $   64,941         $   155,395
         Cash advances from Citizens, net        67,636            26,862           88,530              67,293
         Acquisition of preferred stock         (57,255)                -                -                   -
         Deferred income taxes                     (519)           (1,160)          (3,198)             (8,696)
         Interest                                 2,466             2,619            2,868               2,234
         Administrative services fees             1,300             1,511            2,254               2,945
                                          -------------    --------------       ----------         -----------
         Balance end of period            $      35,109    $       64,941       $  155,395         $   219,171
                                          =============    ==============       ==========         ===========


         Prior to the completion of the Offering, $119.2 million of the amount due to Citizens as of September 30, 1997 will be contributed to additional paid-in-capital and the remaining $100 million will be repaid with the proceeds from the Credit Commitment (see Note 8). In 1994, 1995 and 1996, Citizens had been charging interest on the amount due to Citizens only to the extent that the Company was allowed to capitalize interest under Generally Accepted Accounting Principles.


         Telecommunications Services

         Citizens entered into a lease for fiber optic cable from the Company for 10 years and calls for rentals of $30,000 per month. Also during 1996, Citizens and the Company combined their purchasing power of long-haul services in arrangements Citizens entered into with a long distance carrier in order to receive a lower unit cost. The Company reimbursed Citizens $7.6 million in 1996 representing the cost of the Company's usage of these long-haul services plus 5%. This arrangement with Citizens was replaced effective May 1, 1997 with a 24-month term agreement which removed the 5% additional fee.

         Stock Plans

         At December 31, 1996, Company employees participated in two Citizens stock based compensation plans which are described below. The Company applies APB Opinion No. 25 and related interpretations in accounting for the Citizens employee stock plans. Accordingly, no compensation cost has been recognized in the financial statements for options issued pursuant to the MEIP or ESPP. The following tables reflect MEIP and ESPP information for Company employees and exclude full time employees and officers of Citizens. Had the Company determined compensation cost based on the fair value at the grant date for the MEIP and ESPP under SFAS 123, the Company's pro forma net loss would have been as follows:


                   ($ in thousands)                                      1995               1996
                   -------------------------------------------------- ------------ ----- ------------
                   Net loss                       As reported      $     (20,322)     $     (29,383)
                                                  Pro forma        $     (20,343)     $     (29,474)

                            ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 1994, 1995 AND 1996
      (Information as of September 30, 1997 and for the nine months ended
                   September 30, 1997 and 1996 is unaudited)


         Under the Citizens' MEIP, the exercise price of stock options and SARs shall be equal to or greater than the fair market value of the underlying Citizens common stock on the date of grant. Stock options are generally not exercisable on the date of grant but vest over a period of time. A summary of Citizens shares subject to option for Company employees is as follows:

                                                     Shares          Weighted
                                                   Subject to     Average Option
                                                     Option      Price Per Share

Balance at January 1, 1994                           36,184   $         13.52
 Options granted                                     73,138             11.56
 Options exercised                                        -                 -
 Options canceled or lapsed                               -                 -
                                              --------------     -------------
Balance at December 31, 1994                        109,322             12.60
 Options granted                                     27,831             10.57
 Options exercised                                        -                 -
 Options canceled or lapsed                          19,722             12.29
                                              --------------     -------------
Balance at December 31, 1995                        117,431             12.19
 Options granted                                    102,877             11.08
 Options exercised                                        -                 -
 Options canceled or lapsed                           5,909             11.52
                                              ==============     =============
Balance at December 31, 1996                        214,399   $         11.84
                                              ==============     =============

         The following table summarizes information about Citizens shares subject to option for Company employees under the MEIP at December 31, 1996.


                                Options Outstanding                           Options Exercisable
      ------------------------------------------------------------------------------------------------
                                                             Weighted
                                               Weighted      Average                       Weighted
                                               Average      Remaining                      Average
               Number          Range of        Exercise      Life in          Number       Exercise
            Outstanding    Exercise Prices      Price         Years        Exercisable       Price

           --------------- ----------------- ------------- ------------- ----------------- -----------
              214,399        $9.85 - $14.96     $11.84        6.5            45,817        $12.06


         The weighted-average fair value of options granted during 1995 and 1996 were $2.12 and $1.51, respectively. For purposes of the pro forma calculation under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1995 and 1996:

                                                    1995                  1996
           ---------------------------------------------- ---------------------
           Dividend yield                           5.6%                  6.2%
           Expected volatility                       20%                   20%
           Risk-free interest rate                 6.25%                 5.63%
           Expected life                         7 years               7 years

                            ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 1994, 1995 AND 1996
      (Information as of September 30, 1997 and for the nine months ended
                   September 30, 1997 and 1996 is unaudited)


         The ESPP allows eligible employees of Citizens and its subsidiaries to subscribe to purchase shares of Citizens Common Stock at 85% of the lower of the average market price on the first or last day of the purchase period. An employee may elect to have up to 20% of annual base pay withheld in equal installments throughout the designated payroll-deduction period for the purchase of shares. The value of an employee's subscription may not exceed $25,000 in any one calendar year. As of December 31, 1996, 175 Company employees were participating in the ESPP.

         The weighted-average fair value of purchase rights granted in 1995 and 1996 was $3.18 and $3.30, respectively. For purposes of the pro forma calculation under SFAS 123, compensation cost is recognized for the fair value of the employees' purchase rights, which was estimated using the Black-Scholes Model with the following assumptions for subscription periods beginning in 1995 and 1996:

                                                   1995                  1996
           ---------------------------------------------- ---------------------
           Dividend yield                           6.2%                  6.4%
           Expected volatility                       20%                   20%
           Risk-free interest rate                 5.56%                 5.30%
           Expected life                        6 months              6 months

 (7)     Commitments and Contingencies:
         -----------------------------

         In 1995, the Company entered into a $110 million construction agency agreement and an operating lease agreement in connection with the construction of certain telecommunications networks and fiber cable links. The Company serves as agent for the construction of these projects and upon completion of each project has agreed to lease the facilities for a three year term, with one year renewals available through April 30, 2002. At December 31, 1995, 1996 and at September 30, 1997, the Company was leasing assets with an original cost of $36.8 million, $57.3 million and $87.4 million, respectively, under this agreement. The Company has the option to purchase the facilities at the end of the lease terms for the amount of the lessor's investment in the facilities, which is expected to be $110 million. In the event the Company chooses not to exercise this option, the Company is obligated to arrange for the sale of the facilities to an unrelated party and is required to pay the lessor any difference between the net sales proceeds and the lessor's investment in the facilities. However, any amount required to be paid to the lessor is subject generally to a maximum of 80% of the lessor's investment, giving effect to lease payments previously made. The performance of these lease obligations is guaranteed by Citizens. Effective with the completion of the Offering, the Company has agreed to pay to Citizens an annual guarantee fee equal to 3.25% per annum of the lessor's average investment in the leased assets.

         The Company conducts certain of its operations in leased premises and also leases certain equipment; obligations, renewals and maintenance costs vary by lease.

         The Company has entered into an operating lease contract and a capital lease contract with a third party in order to develop long-haul routes between Portland, Oregon and Seattle, Washington and between Portland, Oregon and Spokane, Washington. The operating lease agreement provides for rental payments based on a percentage of the Company's monthly leased traffic over such route and is expected to become operational before the end of 1997. The capital lease agreement provides for a monthly minimum lease payment of $105,000 plus a percentage of leased traffic over such route in excess of certain minimums and became operational in February, 1997. Both agreements have terms of 15 years.

                            ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 1994, 1995 AND 1996
      (Information as of September 30, 1997 and for the nine months ended
                   September 30, 1997 and 1996 is unaudited)


         The Company has entered into an operating lease contract to develop a local network in Phoenix, Arizona. The operating lease provides for rental payments based on a percentage of the network's operating income for a period of 15 years.

         Future minimum rental commitments for all long-term noncancelable operating leases as of December 31, 1996 are:

          Year                                           Amount

          --------------------------- ---------------------------
          1997                                        $ 7,727,000
          1998                                          7,364,000
          1999                                          7,401,000
          2000                                          7,295,000
          2001                                          6,176,000
          2002 to 2007                                  4,306,000
          =======================================================
          Total                                       $40,269,000
          =======================================================

         Total rental expense included in the Company's results of operations for the years ended December 31, 1994, 1995 and 1996 was $663,000, $2,475,000 and $5,193,000, respectively.

         The Company is also a party to contracts with several unrelated long distance carriers. The contracts provide for fees based on leased traffic subject to minimum monthly fees which aggregate $2.6 million for 1997, $12.1 million for 1998 and $16.8 million for 1999.

         The Company's budgeted capital expenditures for 1997 are $79.3 million and certain commitments have been entered into in connection therewith.

         Contingencies

         The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

(8)      Subsequent Events:

         Credit Commitment

         In October 1997, the Company arranged for a bank commitment for a five-year $400 million revolving Credit Commitment. Citizens has agreed to guarantee all of the Company's obligations under the Credit Commitment and effective with the Offering, the Company has agreed to pay Citizens a guarantee fee equal to 3.25% per annum of the average balance outstanding under the facility. Concurrent with the completion of the Offering, the Company intends to draw down enough funds to repay the balance of all amounts due to Citizens at the time of the Offering (see Note 6).

                           ELECTRIC LIGHTWAVE, INC.
                         NOTES TO FINANCIAL STATEMENTS
               FOR THE YEARS ENDED DECEMBER 1994, 1995 and 1996
(Information as of September 30, 1997 and for the nine months ended September
                        30, 1997 and 1996 is unaudited)



         Equity Incentive Plan

         In October 1997, the Board of Directors adopted the 1997 Equity Incentive Plan ("the plan"), which authorizes, among other things, the grant of incentive stock options, nonqualified stock options, stock appreciation rights or combinations thereof and restricted stock. The exercise price for such awards shall be determined by the Compensation Committee of the Board of Directors at the date of grant. The exercise period for such awards is generally 10 years from the date of grant. The Company has reserved 4,170,600 shares for issuance under the terms of the plan.

         Concurrent with the effective date of the Offering, the Company will grant stock options at the Offering price to certain officers and employees for 2,316,000 shares of Class A Common Stock exercisable at the Offering price and will grant certain officers and employees 535,000 restricted shares of Class A Common Stock.

         Indefeasible Right to Use

         In October, 1997, the Company entered into a 20 year indefeasible right to use contract for 24 optical fibers with an unrelated third party for approximately $50.2 million. The third party intends to construct a fiber optic communications system linking Portland, Boise, Salt Lake City, Las Vegas and Los Angeles. The network is scheduled to be completed by February 28, 1999 and will have approximately 1,620 route miles.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SHARES OF CLASS A COMMON STOCK OFFERED HEREBY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................   10
Forward-looking Statements................................................   22
Use Of Proceeds...........................................................   23
Dividend Policy...........................................................   23
Dilution..................................................................   24
Capitalization............................................................   25
Selected Financial and Operating Data.....................................   26
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   28
Business..................................................................   36
Government Regulation.....................................................   54
The Local Telecommunications Services Industry............................   59
Management................................................................   61
Relationship With Citizens................................................   70
Securities Ownership......................................................   75
Description of Capital Stock..............................................   76
Shares Eligible for Future Sale...........................................   78
Certain Tax Considerations................................................   80
Underwriting..............................................................   83
Legal Matters.............................................................   87
Experts...................................................................   87
Additional Information....................................................   87
Glossary..................................................................   89
Index to Financial Statements.............................................   99

  UNTIL        , 1997 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               10,000,000 SHARES

                                    [LOGO]



                           ELECTRIC LIGHTWAVE, INC.


                             CLASS A COMMON STOCK


                               ---------------

                                PROSPECTUS

                                       , 1997

                               ---------------

                               U.S. Underwriters

                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                           MORGAN STANLEY DEAN WITTER
                            DEUTSCHE MORGAN GRENFELL

                             International Managers

                                LEHMAN BROTHERS
                          MERRILL LYNCH INTERNATIONAL
                           MORGAN STANLEY DEAN WITTER
                            DEUTSCHE MORGAN GRENFELL

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     Set forth below are the expenses (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities to be registered hereby. With the exceptions of the Securities and Exchange Commission registration fee and the NASDAQ registration fee, the amounts set forth below are estimates.


Securities and Exchange Commission         $ 62,728
 registration fee.......................
NASDAQ registration fee.................      5,000
Transfer agent and registrar fees.......     10,000
Costs of printing and engraving.........     70,000
Legal fees and expenses.................     60,000
Accounting fees and expenses............     30,000
Blue Sky fees and expenses..............     10,000

Miscellaneous expenses..................      7,879
                                        -----------
 TOTAL..................................   $255,607
                                        ===========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          As authorized by Section 145 of the General Corporation Law of Delaware, Electric Lightwave, Inc. (the "Company") has agreed to indemnify each director and officer of the Company against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the defense or settlement of any threatened, pending or completed action, suit or proceeding, in which he is involved by reason of the fact that he is or was a director or officer of the Company if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If, however, any threatened, pending or completed action, suit or proceeding is by or in the right of the Company, the director or officer shall not be indemnified in respect of any claim, issue or matter as to which he is adjudged to be liable to the Company unless the Court of Chancery of Delaware determines otherwise.

          Article Seventh of The Company's Certificate of Incorporation provides that no director of the Company shall be personally liable to the Company or any of its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.

          The Company's By-Laws provide that the Company shall indemnify its officers and directors to the fullest extent permitted by the General Corporation Law of Delaware.

          The Company participated in the directors' and officers' insurance coverage of Citizens Utilities Company relating to loss, liabilities and expenses incurred in connection with any legal proceeding arising from his or her being or having been a director or officer of the Company.

          The Company has agreed to indemnify and hold harmless Citizens and its other subsidiaries and their directors, officers, employees and agents from all losses, liabilities and costs and expenses resulting from liabilities of the Company or material breaches by the Company arising out of the offering of the shares of Class A Common Stock contemplated by this registration statement. Citizens has undertaken a reciprocal obligation to indemnify the Company and its directors, officers, employees and agents against losses, liabilities, costs and expenses resulting from liabilities of Citizens or material breaches by Citizens arising out of such offering.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

          In 1994, the Company issued 5,725,527 shares of preferred stock of the Company to Citizens for $57,255,270 in a private placement. Exemption from registration is claimed under Section 4.2 of the Securities Act of 1933. No underwriters were involved in such issuance. In 1996, 76 shares of common stock were issued upon conversion of such preferred stock to common stock. Exemption from registration under the Securities Act is claimed under Section 3(a)(9) of the Securities Act of 1933.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

          (a)  EXHIBITS

          An Exhibit Index, containing a list of all exhibits to this registration statement, commences on page II-6.

          (b)  FINANCIAL STATEMENT SCHEDULES


          Schedule II: Valuation and Qualifying Accounts

          All other schedules are omitted because the information is not required, is not material or is otherwise included in the financial statements or related notes thereto.

ITEM 17.  UNDERTAKINGS.

          The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (i) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) hereunder the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (ii) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                 SIGNATURES


          Pursuant to the requirements of the Securities Act of 1933, the registrant has caused this Amendment No. 5 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on November 3, 1997.

                                ELECTRIC LIGHTWAVE, INC.

                                /s/Daryl Ferguson
                                -------------------------------
                                By:    Daryl Ferguson
                                Title:  Chief Executive Officer

          Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

         SIGNATURE                      TITLE(S)
         ---------                      --------

                              Chief Executive Officer, Vice     November 3, 1997
/s/Daryl A. Ferguson          Chairman and Director
---------------------------
Daryl A. Ferguson

                             President, Chief Operating         November 3, 1997
*David B. Sharkey            Officer and Director
---------------------------
David B. Sharkey

                             Vice President, Chief
                             Financial Officer and              November 3, 1997
/s/Robert J. DeSantis        Treasurer
---------------------------
Robert J. DeSantis


*Kerry Rea                   Vice President and Controller      November 3, 1997
---------------------------
Kerry Rea


*Leonard Tow                 Chairman of the Board              November 3, 1997
---------------------------
Leonard Tow


*Stanley Harfenist           Director                           November 3, 1997
---------------------------
Stanley Harfenist


*Robert A. Stanger           Director                           November 3, 1997
---------------------------
Robert A. Stanger

*Maggie Wilderotter          Director                           November 3, 1997
---------------------------
Maggie Wilderotter


*By__/s/Robert J. DeSantis
---------------------------
Attorney-in-fact

                                 EXHIBIT INDEX

EXHIBIT NO.     DESCRIPTION

1.1*            Underwriting agreement

3.1****         Amended and Restated Certificate of Incorporation

3.2****         By-laws

4.1****         (Contained in Exhibit 3.1)

5.1*            Opinion regarding legality of the securities being registered

10.1** License Agreement between the Company and the United States of America Department of Energy acting by and through the Bonneville Power Administration dated March 29, 1996

10.2** License Agreement between the Company and the United States of America Department of Energy acting by and through the Bonneville Power Administration dated November 11, 1996

10.3** License Agreement between the Company and the United States of America Department of Energy acting by and through the Bonneville Power Administration dated July 18, 1997

10.4** Optical Fiber License Agreement between the Company and Salt River Project Agricultural Improvement and Power District dated as of September 11, 1996

10.5**** Participation Agreement between the Company, Shawmut Bank Connecticut, National Association, the Certificate Purchasers named therein, the Lenders named therein, BA Leasing & Capital Corporation and Citizens Utilities Company dated as of April 28, 1995, and the related operating documents

10.6**** Agreement For Lease of Dark Fiber between the Company and Citizens Utilities Company dated as of March 24, 1995

10.7**** Form of Administrative Services Agreement between the Company and Citizens Utilities Company dated as of _______, 1997

10.8**** Form of Tax Sharing Agreement between the Company and Citizens Utilities Company dated as of _______, 1997

10.9**** Form of Indemnification Agreement between the Company and Citizens Utilities Company dated as of _______, 1997

10.10* Form of Registration Rights Agreement between the Company and Citizens Utilities Company dated as of _______, 1997

10.11****       Form of Customers and Service Agreement between the Company and
                Citizens Utilities Company dated as of _______, 1997

EXHIBIT NO.     DESCRIPTION

10.12*          Bank Credit Agreement dated _________, 1997

10.13*          Equity Incentive Plan of the Company

10.14*          Form of Option Agreement for the Company's Equity Incentive Plan

10.15*** Citizens Utilities Company 1996 Equity Incentive Plan, as amended

10.16* Form of Guaranty Fee Agreement dated as of ___________, 1997 between the Company and Citizens Utilities Company

10.17** Pre-Construction IRU Agreement between the Company and FTV Communications, LLC dated October 16, 1997

11.1*           Statement regarding computation of per share earnings

23.1            Consent of KPMG Peat Marwick LLP

23.2* Consent of Winthrop, Stimson, Putnam & Roberts (to be contained in Exhibit No 5.1)

24.1****        Powers of attorney

27.1****        Financial Data Schedule

_____________________
*     To be filed by Amendment.

** Previously filed. Portions of such exhibit are omitted pursuant to a request for confidential treatment.

*** The 1996 Equity Incentive Plan is incorporated by reference to Citizens' Proxy Statement dated March 29, 1996, File No. 001-11001. Amendment No. 1 to the 1996 Equity Incentive Plan is incorporated by reference to Citizens' Current Report on Form 8-K dated August 7, 1997, File No. 001-11001.

****  Previously filed.

SCHEDULE II

                            Electric Lightwave, Inc.
                       Valuation and Qualifying Accounts
                                ($ in thousands)

                                         Balance at       Charged to      Charge to
                                         beginning         Cost and         other                       Balance at end
            Accounts                     of period         Expense         accounts      Deductions        of period
---------------------------------        ----------       ----------     ----------      ----------       -----------
1994:
Allowance for doubtful accounts          $        -             (36)              -               -     $         (36)
Deferred income taxes valuation
 allowance                               $   (3,442)              -          (3,603)              -     $      (7,045)


1995:
Allowance for doubtful accounts          $      (36)           (111)              -              72     $         (75)
Deferred income taxes valuation
 allowance                               $   (7,045)              -          (7,063)              -     $     (14,108)


1996:
Allowance for doubtful accounts          $      (75)         (3,010)              -           1,919     $      (1,166)
Deferred income taxes valuation
 allowance                               $  (14,108)              -         (10,240)              -     $     (24,348)